SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2013

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Annual Report

2012

Portugal Telecom, SGPS, S.A.

Public Company - Avenida Fontes Pereira de Melo, 40 •1069-300 Lisboa - Share capital: Euro 26,895,375

Registered in the Conservatory of the Commercial Registry of Lisbon and Collective Person under no. 503 215 058

Annual Report

2012

Management Report

Introduction

Portugal Telecom, SGPS, S.A. (“Portugal Telecom” or “Company”) and its subsidiaries, jointly controlled entities and associated companies, which represent its corporate Group (“Portugal Telecom Group” or “Group”), operate primarily in the telecommunications sector, in Portugal, Brazil and several other countries in Africa and Asia. The Group operates in Brazil mainly through Oi and Contax, following the investments acquired in these entities in March 2011. The consolidated annual report of the Company provides a detailed explanation of its consolidated activity and the evolution of its businesses for the year ended 31 December 2012 and, as such, we propose to the shareholders the analysis of that report in conjunction with this report.

Business overview

Apart from management of investments, the Company did not conduct directly any other business activity.

Legal Information

•                  There are no outstanding amounts overdue to the Portuguese State and the Portuguese Social Security System.

•                  The Company did not enter into any material businesses or transactions with the members of its Board of Directors and the Audit Committee, except for those mentioned in Note 48 of the 2012 Consolidated Annual Report.

2012 events and recent developments

The events of the year ended 31 December 2012 and recent developments are described in the 2012 Consolidated Annual Report of Portugal Telecom.

Proposal for application of profits and distribution of reserves

Considering that:

A)               Net profit for the year ended 31 December 2012 amounted to Euro 230,495,402.78;

B)               Retained earnings amounted to Euro 2,553,426,828.85 as at 31 December 2012, of which Euro 1,128,660,097.39 constitute distributable reserves to shareholders under applicable commercial law;

C)              On 27 June 2012, the Board of Directors of Portugal Telecom approved a new shareholder remuneration policy for fiscal years 2012 to 2014 that includes the payment of an annual cash dividend of Euro 0.325 per share.

The Board of Directors proposes that:

1.                  Considering the net income for the year amounting to Euro 230,495,402.78, increased by Euro 60,871,159.72 included in the caption of retained earnings, we propose that a total of Euro 291,366,562.50 be paid to shareholders, corresponding to Euro 0.325 per share, in respect of the total number of issued shares;

2.                  Taking into account the proposal included in the agenda of the Shareholder’s Meeting regarding to the acquisition and disposal of own shares, it will not be possible to accurately determine the number of own shares that will be in treasury on the date of the abovementioned payment without limiting the Company’s intervention ability, we propose that, in the distribution of the overall sum of Euro 291,366,562.50, as provided for in the foregoing paragraph, calculated on the basis of an unit amount per issued share (in this case, Euro 0.325 per share), the following be observed:

a)        Each issued share shall be paid the unit amount of Euro 0.325;

b)        The amount corresponding to the shares that, on the payment day of the abovementioned amount, belong to the Company itself (calculated on the said unit amount of Euro 0.325 per issued share) shall not be paid and shall be transferred to retained earnings;

3.                  Considering the right to the abovementioned payment pertaining to the shares resulting from the exercise of the right to conversion of convertible bonds issued:

a)         Each share entitled to dividend resulting from the conversion of convertible bonds shall be paid the said unit amount of Euro 0.325;

b)         The payment to each share resulting from the conversion of convertible bonds shall be made by using retained earnings.

Lisbon,14 March 2013

Henrique Granadeiro, Chairman of the Board of Directors

Zeinal Bava, Chief Executive Officer

Alfredo José Silva de Oliveira Baptista, Executive Director

Amílcar Carlos Ferreira de Morais Pires, Non-Executive Director

Carlos Alves Duarte, Executive Director

Fernando Magalhães Portella, Non-Executive Director

Francisco Teixeira Pereira Soares, Non-Executive Director

Gerald Stephen McGowan, Non-Executive Director

João Manuel de Mello Franco, Non-Executive Director

João Nuno de Oliveira Jorge Palma, Non-Executive Director

Joaquim Aníbal Brito Freixial de Goes, Non-Executive Director

José Guilherme Xavier de Basto, Non-Executive Director

José Pedro Cabral dos Santos, Non-Executive Director

Luís Pacheco de Melo, Executive Director

Manuel Rosa da Silva, Executive Director

Maria Helena Nazaré, Non-Executive Director

Mário João de Matos Gomes, Non-Executive Director

Milton Almicar Silva Vargas, Non-Executive Director

Nuno Rocha dos Santos de Almeida e Vasconcellos, Non-Executive Director

Otávio Marques de Azevedo, Non-Executive Director

Paulo José Lopes Varela, Non-Executive Director

Pedro Humberto Monteiro Durão Leitão, Executive Director

Rafael Luís Mora Funes, Non-Executive Director

Shakhaf Wine, Executive Director

Standalone financial statements

INDEX

Balance sheet

Income statement

Statement of changes in shareholders’ equity

Statement of cash flows

Notes to the standalone financial statements

1.                                          Introduction

2.                                          Basis of presentation

3.                                          Main accounting policies, judgments and estimates

4.                                          Cash flows

5.                                          Errors, changes in accounting policies and estimates

6.                                          Tangible fixed assets

7.                                          Financial investments - equity method of accounting

8.                                          Related parties

9.                                          Other financial assets and financial liabilities

10.                                   Income taxes

11.                                   State and other public entities

12.                                   Other accounts receivable and accounts payable

13.                                   Deferrals

14.                                   Shareholders’ equity

15.                                   Provisions and contingent liabilities

16.                                   Loans obtained

17.                                   Suppliers

18.                                   Accrued expenses

19.                                   Equity in earnings/(losses) of affiliated companies

20.                                   Supplies and external services

21.                                   Wages and salaries

22.                                   Increases/(reductions) in fair value

23.                                   Other income and gains

24.                                   Other expenses and losses

25.                                   Interest and related income/(expense)

26.                                   Earnings per share

27.                                   Guarantees

28.                                   Events occurred after the balance sheet date

PORTUGAL TELECOM, SGPS, S.A.

BALANCE SHEET

31 DECEMBER 2012 AND 2011

Euro

	Notes	2012	2011
ASSETS
Non-current assets
Tangible fixed assets	6	1,430,907	1,448,664
Financial investments - equity method of accounting	7	7,067,728,382	7,611,950,981
Financial investments - other methods		1,429,879	1,572,085
Balances with Group companies	8	1,155,174,819	906,273,575
Other financial assets	9	925	500
Deferred tax assets	10	199,557,704	121,242,478
Total non-current assets		8,425,322,616	8,642,488,283
Current assets
Advances to suppliers		86,975	86,990
State and other public entities	11	45,337,920	57,005,512
Balances with Group companies	8	303,935,039	748,499,781
Other accounts receivable	12	34,931,075	71,084,090
Deferrals	13	21,657,629	7,197,630
Financial assets held for trading	4.(c)	—	60,000,000
Other financial assets	9	983,368	—
Non-current assets held for sale	7	4,622,068	—
Cash and bank deposits	4.(i)	264,014,597	467,617,335
Total current assets		675,568,671	1,411,491,338
Total assets		9,100,891,287	10,053,979,621
SHAREHOLDERS’ EQUITY
Share capital	14	26,895,375	26,895,375
Treasury shares	14	(337,520,916)	(326,382,863)
Legal reserve	14	6,773,139	6,773,139
Other reserves	14	153,287,638	156,180,056
Adjustments to financial assets	14	(442,282,981)	(30,932,527)
Retained earnings		2,553,426,828	2,738,716,229
Advances on account of profits	14	—	(184,799,868)
Net income		230,495,403	342,259,821
Total shareholders’ equity		2,191,074,486	2,728,709,362
LIABILITIES
Non-current liabilities
Provisions	15	354,841	354,841
Loans obtained	16	1,761,717,444	1,377,456,176
Deferrals	13	4,718,984,318	4,860,716,873
Deferred tax liabilities	10	14,286,361	14,286,361
Other financial liabilities	9	2,391,996	8,532,123
Other non financial liabilities		67,979	—
Total non-current liabilities		6,497,802,939	6,261,346,374
Current liabilities
Provisions	15	43,745,583	32,044,768
Loans obtained	16	323,719,264	749,748,092
Deferrals		227,490	227,490
Balances with Group companies	8	3,486,460	241,436,660
Suppliers	17	2,359,053	1,115,114
Accrued expenses	18	38,226,001	38,605,584
State and other public entities	11	198,838	89,921
Other accounts payable		51,173	656,256
Total current liabilities		412,013,862	1,063,923,885
Total liabilities		6,909,816,801	7,325,270,259
Total liabilities and shareholders’ equity		9,100,891,287	10,053,979,621

The accompanying notes form an integral part of these financial statements.

Accountant	The Board of Directors

PORTUGAL TELECOM, SGPS, S.A.

INCOME STATEMENT

FOR THE YEARS ENDED 31 DECEMBER 2012 AND 2011

Euro

	Notes	2012	2011
Equity in earnings/(losses) of affiliated companies	19	166,027,680	206,660,270
Supplies and external services	20	(4,052,148)	(5,182,328)
Wages and salaries	21	(12,003,826)	(14,818,932)
Indirect taxes		(1,028,574)	(1,375,031)
Impairment of accounts receivable ((losses)/reversals)	12	4,063,283	—
Provisions ((increases)/reductions)	15	(3,992,118)	(463,653)
Increases/(reductions) in fair value	22	(2,090,325)	190,656
Other income and gains	23	7,412,673	5,514,730
Other expenses and losses	24	(2,319,470)	(8,364,928)
INCOME BEFORE DEPRECIATION AND AMORTISATION, FINANCING EXPENSES AND TAXES		152,017,175	182,160,784
Depreciation and amortisation ((expenses)/reversals)	6	(279,576)	(259,939)
OPERATING INCOME (BEFORE FINANCING EXPENSES AND TAXES)		151,737,599	181,900,845
Interest and related income	25	98,495,789	148,416,665
Interest and related expenses	25	(122,479,324)	(117,977,194)
INCOME BEFORE TAXES		127,754,064	212,340,316
Income taxes	10	102,741,339	129,919,505
NET INCOME		230,495,403	342,259,821
Basic earnings per share	26	0.27	0.40
Diluted earnings per share	26	0.27	0.40

The accompanying notes form an integral part of these financial statements.

Accountant	The Board of Directors

PORTUGAL TELECOM, SGPS, S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2011 AND 2012

Euro

								Advances on		Total
		Share	Treasury	Legal	Other	Adjustments to	Retained	account	Net	shareholders’
		capital	shares	reserve	reserves	financial assets	earnings	of profits	income	equity
Balance as at 31 December 2010	A	26,895,375	(178,071,826)	6,773,139	158,456,357	428,480,272	(413,661,880)	(875,872,500)	5,124,694,888	4,277,693,825
Changes in the period:
Foreign currency translation adjustments		—	—	—	—	(238,054,786)	—	—	—	(238,054,786)
Unpaid dividends		—		—	—	1,276,199	(1,276,199)	—	—	—
Transfer to retained earnings		—	—	—	—	(41,573,309)	41,573,309	—	—	—
Other changes recognized in shareholders’ equity		—	—	—	(2,276,301)	(181,060,903)	(398,882)	—	—	(183,736,086)
	B	—	—	—	(2,276,301)	(459,412,799)	39,898,228	—	—	(421,790,872)
Net income	C								342,259,821	342,259,821
Comprehensive income	B+C									(79,531,051)
Operations with shareholders:
Acquisition of Portugal Telecom’s shares by Oi (Notes 7 and 14.2)		—	(148,311,037)	—	—	—	—	—	—	(148,311,037)
Application of the previous year’s earnings (Note 14.6)		—	—	—	—	—	3,130,835,067	875,872,500	(5,124,694,888)	(1,117,987,321)
Advances on account of 2010 profits (Note 14.6)		—	—	—	—	—	—	(184,799,868)	—	(184,799,868)
Taxes on income of own shares		—	—	—	—	—	(18,355,186)	—	—	(18,355,186)
	D	—	(148,311,037)	—	—	—	3,112,479,881	691,072,632	(5,124,694,888)	(1,469,453,412)
Balance as at 31 December 2011	E=A+B+C+D	26,895,375	(326,382,863)	6,773,139	156,180,056	(30,932,527)	2,738,716,229	(184,799,868)	342,259,821	2,728,709,362
Changes in the period:
Foreign currency translation adjustments		—	—	—	—	(378,892,745)	—	—	—	(378,892,745)
Unpaid dividends		—		—	—	943,300	(943,300)	—	—	—
Transfers to retained earnings		—	—	—	(5,843,644)	(31,819,549)	37,663,193	—	—	—
Other changes recognized in shareholders’ equity		—	—	—	2,951,226	(1,581,460)	(1,194,324)	—	—	175,442
	F	—	—	—	(2,892,418)	(411,350,454)	35,525,569	—	—	(378,717,303)
Net income	G								230,495,403	230,495,403
Comprehensive income	F+G									(148,221,900)
Operations with shareholders:
Effect of the corporate restructuring of the Oi Group (Notes 7 and 14.2)		—	12,060,380	—	—	—	—	—	—	12,060,380
Acquisition of Portugal Telecom’s shares by Oi (Notes 7 and 14.2)		—	(23,198,433)	—	—	—	—	—	—	(23,198,433)
Application of the previous year’s earnings (Note 14.6)		—	—	—	—	—	(214,477,486)	184,799,868	(342,259,821)	(371,937,439)
Taxes on income of own shares		—	—	—	—	—	(6,337,484)	—	—	(6,337,484)
	H	—	(11,138,053)	—	—	—	(220,814,970)	184,799,868	(342,259,821)	(389,412,976)
Balance as at 31 December 2012	E+F+G+H	26,895,375	(337,520,916)	6,773,139	153,287,638	(442,282,981)	2,553,426,828	—	230,495,403	2,191,074,486

The accompanying notes form an integral part of these financial statements.

Accountant	The Board of Directors

PORTUGAL TELECOM, SGPS, S.A.

STATEMENT OF CASH FLOW

FOR THE YEARS ENDED 31 DE1 MBER 2012 AND 2011

Euro

	Notes	2012	2011
OPERATING ACTIVITIES
Payments to suppliers		(7,335,195)	(7,129,129)
Payments to employees		(11,755,808)	(6,376,517)
		(19,091,003)	(13,505,646)
Cash receipts relating to income taxes	4.(a)	67,937,010	126,216,058
Other cash receipts (payments)	4.(b)	7,393,639	(9,876,815)
Cash flows from operating activities (1)		56,239,646	102,833,597
INVESTING ACTIVITIES
Cash receipts resulting from:
Short-term financial applications	4.(c)	60,000,000	—
Financial investments	4.(d)	40,753,328	2,176,771,556
Loans granted	4.(e)	455,182,626	123,286,044
Interest and related income		126,226,158	112,205,889
Dividends	4.(f)	46,517,735	39,101,301
Tangible fixed assets		34,492	16,068
Other investing activities		3,336,281	1,776,022
		732,050,620	2,453,156,880
Payments resulting from:
Short-term financial applications	4.(c)	—	(60,000,000)
Financial investments	4.(g)	(50,000)	(114,460,039)
Loans granted	4.(e)	(257,598,328)	—
Tangible fixed assets		—	(18,450)
		(257,648,328)	(174,478,489)
Cash flows from investing activities (2)		474,402,292	2,278,678,391
FINANCING ACTIVITIES
Cash receipts resulting from:
Loans obtained	4.(h)	3,862,500,000	5,006,000,000
Payments resulting from:
Loans repaid	4.(h)	(3,913,277,262)	(6,485,439,187)
Dividends	14.6	(569,317,125)	(1,138,634,250)
Interest and related expenses		(112,851,497)	(120,884,372)
		(4,595,445,884)	(7,744,957,809)
Cash flows from financing activities (3)		(732,945,884)	(2,738,957,809)
Change in cash and cash equivalents (4)=(1)+(2)+(3)		(202,303,946)	(357,445,821)
Effect of exchange differences		(1,298,792)	(768,281)
Cash and cash equivalents at the beginning of the period		467,617,335	825,831,437
Cash and cash equivalents at the end of the period	4.(i)	264,014,597	467,617,335

The accompanying notes form an integral part of these financial statements.

Accountant	The Board of Directors

PORTUGAL TELECOM, SGPS, S.A.

Notes to the Standalone Financial Statements

as at 31 December 2012

(Amounts in Euro)

1.             Introduction

Portugal Telecom, SGPS, S.A. (“Portugal Telecom” or “Company”) and its subsidiaries, jointly controlled entities and associated companies (Note 8), which represent its corporate Group (“Portugal Telecom Group” or “Group”), operate primarily in the telecommunications sector, in Portugal, Brazil and several other countries in Africa and Asia. The corporate purpose of the Company is the management of investments.

As a result of the five privatization processes between 1 June 1995 and 4 December 2000, Portugal Telecom’s share capital is held mainly by private shareholders. The shares of Portugal Telecom are listed on the Euronext Stock Exchange and on the NYSE - New York Stock Exchange.

On 26 July 2011, Portugal Telecom’s General Meeting of Shareholders approved an amendment to the Company’s Bylaws, eliminating the special rights granted to the 500 Class A shares (the so-called “golden share”).

On 27 January 2011, Portugal telecom concluded the disposal to a third party of the 28.78% stake previously held by the Group in the company Universo Online (“UOL”) (Note 4.d), including the 21.95% and 6.83% stakes held respectively by Portugal Telecom and by another Group company as at 31 December 2010. This transaction was concluded for a total cash consideration of 356 million Brazilian Reais, equivalent to 10.3 Brazilian Reais per share.

On 28 March 2011, Portugal Telecom concluded the acquisition process of the investments in Telemar Norte Leste, S.A. (“Telemar”) and Contax, S.A. (“Contax”) for a total cash consideration of 8,437 million Brazilian Reais and entered into several agreements with the controlling shareholders of these companies. As a result of this operation, Portugal Telecom acquired an economic interest of 25.3% in Telemar (the parent company of the Oi Group at that date) and 14.1% in Contax. Under the terms of the agreements entered into with the controlling shareholders, Portugal Telecom shares the power to govern the strategic financial and operating policies of these companies, which for this reason are classified as jointly controlled entities. Consequently, the entities acquired are proportionally consolidated in the consolidated financial statements of Portugal Telecom, while in these standalone financial statements they are recognized by the equity method of accounting. Oi Group is the leading provider of telecommunications services in the Brazilian market and the largest fixed telecommunications operator in South America in terms of active clients. Contax is one of the leading corporate services company and the leader in contact centre services in Brazil.

The transaction mentioned above was completed following the Memorandum of Understanding entered into, on 28 July 2010, by Portugal Telecom with Andrade Gutierrez Participações, S.A. (“AG”) and LF Tel, S.A. (“LF”), two of the main shareholders of Telemar Participações (the controlling shareholder of the Oi Group), which sets the principles for the development of a strategic partnership between Portugal Telecom and Oi Group. Under this strategic partnership,  it was envisaged that, amongst other purposes, Oi would acquire up to 10% of the outstanding shares of Portugal Telecom. As at 31 December 2011, Oi held 64,557,566 shares of Portugal Telecom, representing 7.2% of share capital. During the year ended 31 December 2012, Oi acquired 25,093,639 shares and as such holds 89,651,205 shares of Portugal Telecom, representing 10.0% of share capital. Portugal Telecom’s share held indirectly in this investment was classified as treasury shares in its Balance Sheet and amounted to Euro 159 million as at 31 December 2012 (Note 14.2).

On 27 February 2012, the general meetings of Tele Norte Leste Participações S.A. (“TNL”), Telemar, Coari Participações (“Coari”) and Brasil Telecom S.A. (“Brasil Telecom”) approved a corporate reorganization of the Oi Group (the “Corporate Reorganization”), following which the previous corporate structure composed by TNL, Telemar, Coari and Brasil Telecom was integrated in Brasil Telecom, which was renamed Oi S.A. and remained the only listed company of the group in Brazilian and US capital markets. This Corporate Reorganization consisted of:

•             The share exchange of newly issued shares of Coari for currently outstanding shares issued by Telemar, resulting in Telemar becoming a wholly-owned subsidiary of Coari;

•            The merger of Coari into Brasil Telecom, with Coari ceasing to exist and Telemar becoming a wholly-owned subsidiary of Brasil Telecom;

•             The merger of TNL into Brasil Telecom, with TNL ceasing to exist; and

•             The distribution of redeemable shares of Brasil Telecom exclusively to holders of Brasil Telecom prior to the merger, with cash redemption of such shares to be made immediately after their issuance for an amount of 1,502 million Brazilian Reais, which was reflected in the computation of the exchange ratios considered in the mergers mentioned above. Taking into consideration the commitment underlying these operations, Brasil Telecom recognized in 2011 this amount payable to its shareholders, including 740 million Brazilian Reais payable to its former controlling shareholder Coari Participações (49.3%), which was fully owned by Telemar, and 762 million Brazilian Reais payable to the former non-controlling interests.

As a result of the approval of this Corporate Reorganization, the new economic interest held by Portugal Telecom in the Oi Group, which currently includes 100% of Telemar and Brasil Telecom while before the reorganization included 100% of Telemar and 49.3% of Brasil Telecom, decreased from the 25.3% direct and indirect interest previously held in Telemar to a 23.3% direct and indirect interest in Oi, S.A.. In connection with this Corporate Reorganization,

Portugal Telecom recorded directly in shareholders’ equity a gain amounting to Euro 61,296,212, which reflects (1) a gain of Euro 252 million corresponding to the reduction of the carrying value of non-controlling interests, primarily explained by a higher difference between the fair value and the carrying value of Telemar, as compared to that same difference applicable to Brasil Telecom, and (2) a loss of Euro 191 million corresponding to the share of Portugal Telecom in the amount paid by Oi regarding the exercise of withdrawal rights (2 billion Brazilian Reais) by shareholders that requested it. The gain of Euro 61,296,212 mentioned above includes an amount of Euro 12,060,380 recognized under the caption “Treasury shares” (Note 14.2) and an amount of Euro 49,235,832 recognized under the caption “Adjustments to financial assets” (Note 14.5) in connection with the equity method of accounting applied to PT Portugal, the Company’s subsidiary that indirectly holds the investment in the Oi Group.

These financial statements, which relate to the Company on a standalone basis, were prepared in accordance with accounting principles generally accepted in Portugal (Note 2) and, as such, the financial investments were accounted for under the equity method, as explained in Note 3.4. The Company prepared and presented separately its consolidated financial statements, which include the financial statements of the companies controlled or jointly controlled by Portugal Telecom. In these standalone financial statements, the shareholders’ equity as at 31 December 2012 and 2011 and the net income for the years then ended include the effect of the consolidation of the shareholders’ equity and net income of Portugal Telecom’s affiliated companies, based on their respective financial statements, but do not include the effect of the full or proportional consolidation of their assets, liabilities, costs and revenues.

The financial statements for the year ended 31 December 2012 were approved by the Board of Directors and authorized for issue on 14 March 2013 and are still subject to approval by the General Meeting of Shareholders under the commercial legislation in Portugal.

2.             Basis of presentation

These financial statements were prepared based on Decree-law nº. 158/2009, dated 13 July, and in accordance with the Conceptual Structure, Accounting and Financial Reporting Standards (“NCRF”) and Interpretative Standards, as approved by Notices nº 15652/2009, 15655/2009 and 15653/2009 of the General-Secretary of the Ministry of Finance, dated 27 August, which make up the New Portuguese accounting system, named “Sistema de Normalização Contabilística” (“SNC”).

The Company adopted NCRF for the first time in 2010 and applied for this purpose the “NCRF 3 Adoption For The First Time of NCRF” (“NCRF 3”), with the transition date being 1 January 2009 for the purposes of the presentation of these financial statements. As permitted by Decree-Law nº. 158/2009, the Company also applies the International Financial Reporting Standards (“IAS/IFRS”) and related interpretations (“SIC/IFRIC”) issued by the International

Accounting Standards Board (“IASB”), in order to fill in the gaps or omissions in SNC regarding specific situations of certain transactions.

The consolidated financial statements of Portugal Telecom are prepared, since 1 January 2005, in accordance with IFRS as adopted by the European Union, which are applicable to the listed companies in the European Union. Therefore, the shareholders’ equity as at 31 December 2012 and 2011 and the net income for the years then ended that are included in the consolidated financial statements of Portugal Telecom differ from the amounts presented in these standalone financial statements. The reconciliation of shareholders’ equity as at 31 December 2012 and net income for the year then ended, attributable to the Company’s shareholders, between standalone (under NCRF) and consolidated financial statements (under IFRS), is as follows:

Reconciliation between NCRF and IFRS	(Euro million)

	Net income	Shareholders’ equity
In accordance with NCRF	230.5	2,191.1
Costs incurred directly attributable to business combinations (IFRS 3)	—	(32.0)
Amortization of goodwill and licenses (IAS 36 and 38)	—	142.3
Subsidies for investments (IAS 20)	—	(8.0)
Financial instruments (IAS 39)	(0.2)	—
In accordance with IFRS	230.3	2,293.4

3.             Main accounting policies, judgments and estimates

These standalone financial statements were prepared on a going concern basis of accounting. The main accounting policies used in the preparation of these standalone financial statements are described below and were applied consistently.

3.1.                            Tangible fixed assets

Tangible fixed assets are stated at acquisition cost, which includes the amount paid to acquire the asset and any expenses directly attributable to bringing the asset to the location and condition necessary for their operation.

Tangible fixed assets are depreciated on a straight-line basis from the month they are available for use. The depreciation rates reflect the useful life of each class of assets, as follows:

Asset class	Years of useful life
Transportation equipment	4

Administrative equipment	3 - 8

Other tangible fixed assets	4 - 8

The gains and losses resulting from any write-off or disposal are determined by the difference between the amount received and the carrying value of the asset, and are recognized in the income statement when the write-off or disposal occurs.

3.2.                            Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. The remaining lease contracts are considered operating leases. The classification of leases depends on the substance of the transaction and not on the form of the contract.

Assets acquired under finance leases and the corresponding liabilities are accounted for at the beginning of the contract as the lower amount between the fair value of the assets and the present value of minimum lease payments. Rents include the reimbursement of the liability and interest expense, with interest being recognized in the income statement based on a periodic interest rate over the remaining liability.

Under operating leases, rents are recognized on a straight-line basis during the period of the lease.

3.3.                            Business combinations and goodwill

Acquisitions of subsidiaries are accounted for based on the purchase method. On the acquisition date, the purchase price includes the following components: (a) the fair value of assets acquired; (b) the fair value of liabilities incurred; (c) the fair value of equity instruments issued by the Company in exchange for the control of the subsidiary; and (d) expenses directly attributable to the acquisition. When applicable, the purchase price includes the effect of contingent payments agreed upon under the terms of the transaction, with subsequent changes in those payments being recorded as an adjustment to goodwill.

Any excess of the acquisition cost over the fair value of net assets acquired and contingent liabilities of the acquired company, at the date of acquisition, is recorded as goodwill, in accordance with “NCRF 14 Business Combinations” (“NCRF 14”). If the acquisition cost is lower than the fair value of identifiable net assets, the difference is recorded as a gain in net income. As provided for in NCRF 3, the Company applies NCRF 14 only to acquisitions occurred after 1 January 2009.

Goodwill is not amortized, but tested for impairment losses on an annual basis or whenever there is evidence of a potential loss of value. For impairment test purposes, goodwill is allocated to cash generating units. Any impairment loss is recognised in the income statement of the period, and cannot be reversed in a subsequent period.

3.4.                            Financial investments

Subsidiaries are those entities over which the Company has the power to govern the financial and operating policies of the entity, generally represented by the majority of the voting rights. Associated companies are entities over which the Company has a significant influence but not control, generally represented by stakes between 20% and 50% of voting rights.

Financial investments in subsidiaries and associated companies are recorded under the equity method of accounting. Under this method, financial investments are initially recorded at acquisition cost and subsequently adjusted for the changes, after the acquisition date, in the Company’s share in the net assets of those entities. Portugal Telecom’s earnings include its share in the earnings of its subsidiaries and associated companies.

Financial investments in foreign entities are translated to Euros using the exchange rates prevailing at the balance sheet date, while the Company’s share in the earnings of those entities is computed based on the average exchange rates for the reported period. The effect of translation differences is recognised in shareholders’ equity under the caption “Adjustments to financial assets”, and is transferred to net income upon the disposal of a foreign entity or the realization of the investment through another way. The exchange rates used in the translation of the main foreign entities (held directly or indirectly by Portugal Telecom) are as follows:

	2012		2011
Currency	Closing balance	Average	Closing balance	Average
American dollar	1.3194	1.2848	1.2939	1.3920
Brazilian Real	2.7036	2.5084	2.4159	2.3265

Financial investments are evaluated whenever there is evidence they may be impaired and the related impairment losses are recorded in the income statement.

Gains obtained in transactions with subsidiaries and associated companies are eliminated proportionally to the Company’s share in those entities, against a reduction in the financial investment.

Capital gains resulting from the disposal of subsidiaries and associated companies within the Group are deferred or reversed until the date these investments are disposed of to a third party. Whenever these gains are deferred, their recognition in earnings is made under the caption “Equity in earnings/(losses) of affiliated companies”, on the same proportion that goodwill or assets and liabilities identified in the allocation of the purchase price recorded by the acquirer is recognized in earnings.

Additional capital contributions and loans granted to subsidiaries and associated companies are recorded at nominal value, reduced by adjustments for estimated losses, if applicable.

3.5.                            Accruals

The Company records its revenue and expenses as they are generated or incurred, regardless of when they are received or paid, respectively.

3.6.                            Income taxes

Income tax expense corresponds to the sum of current and deferred taxes. Deferred taxes are recognized in earnings except when they relate to items recorded directly in shareholders’ equity, in which case they are also recorded in shareholders’ equity.

Portugal Telecom adopted the Special Taxation Regime for Groups of Companies (“RETGS”), as defined in Section 69 of the Corporate Income Tax Code (“IRC”), which applies to all companies in which it holds, directly or indirectly, at least 90% of the share capital and that, simultaneously, are located in Portugal and are subject to corporate income tax. Any gain generated by the Group as a result of the adoption of this regime, resulting from tax losses of the companies included in the tax consolidation, is recorded in earnings under the caption “Equity in earnings/(losses) of affiliated companies” (Note 19). The companies which are not under this regime are subject to corporate income tax on a standalone basis, based on the respective taxable profits and tax rates.

The current income tax is computed based on the estimated taxable income for corporate income tax purposes, based on the statutory tax rate in Portugal, which is increased through a municipal tax and/or through an additional state surcharge depending on the collectible profit of the year (Note 10).

The income tax expense recorded in the financial statements was determined in accordance with “NCRF 25 Income Taxes”. In determining income tax expense for the year, besides the current tax based on profit before-tax adjusted in accordance with the tax legislation, it is also considered the effects of temporary differences between income before tax and taxable income originated in the year or in preceding years.

Deferred taxes correspond to the temporary differences between assets and liabilities for accounting purposes and the related amounts for taxable purposes. Deferred tax assets and liabilities are computed and evaluated annually, using the tax rates which are expected to be in force at the date of reversal of these temporary differences.

Deferred tax assets are recorded only when there is a reasonable expectation of sufficient future tax profits which allow for their use. As at the balance sheet date the Company conducts a reassessment of the temporary differences originating deferred tax assets, in order to record deferred tax assets not recognized previously and/or to reduce the amount of deferred tax assets that are recognized, based on the current estimate of its recoverable amount.

3.7.                            Accounts receivable

Accounts receivable are initially recognized at fair value, and subsequently measured at amortized cost, based on the effective interest rate method, deducted from impairment losses.

Impairment losses for doubtful accounts receivable are computed based on the evaluation of the estimated risks resulting from the non-collection of receivables. Impairment losses are recorded in the income statement.

3.8.                            Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered primarily through a sale transaction rather than through continuing use. This condition is regarded as met only when the subject transaction is highly probable and the asset or group of assets is available for immediate sale in its present condition. The sale should be completed within one year as from the date the asset was classified as held for sale.

Non-current assets classified as held for sale are measured at the lower of the assets’ previous carrying amount or the fair value less costs to sell.

3.9.                            Provisions and contingent liabilities

The Company recognizes provisions when there is a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where any of the above mentioned criteria is not accomplished, the Company discloses the event as a contingent liability, unless the cash outflow is remote.

Provisions are recognized for an amount corresponding to the present value of the best estimate, at the reporting date, of the resources needed to settle the obligation. That estimate is determined considering the risks and uncertainties associated with the obligation. Provisions are reviewed at the end of each year and adjusted for in order to reflect the best estimate as of that date.

3.10.                     Loans obtained

Loans obtained are initially recognized at fair value, net of transaction costs incurred, and subsequently presented at amortized cost, based on the effective interest method.

Exchangeable bonds issued by Portugal Telecom are recognized as compound instruments, comprising the following two components: (i) the present value of the debt, estimated through the prevailing market interest rate for similar non-convertible debt, which is recorded as a financial liability; and (ii) the fair value of the embedded option for the holder to convert the bond into equity, which is recorded directly in shareholders’ equity. As of the balance sheet date, the debt component is recognized at amortized cost and the shareholders’ equity component is recognized at the initial value.

3.11.                     Treasury shares

Equity swap contracts on own shares that include an option exercisable by Portugal Telecom for physical settlement are recognised as a financial liability and a corresponding reduction of shareholders’ equity, and are accounted for as an acquisition of treasury shares on the inception date of the contract.

Shares of Portugal Telecom acquired by its subsidiaries are recognized in the Balance Sheet as treasury shares at the acquisition cost, based on the Portugal Telecom’s effective interest in those entities.

3.12.                     Balance sheet classification

Realizable assets and liabilities due over a period greater than one year from the balance sheet date are classified under non-current assets and non-current liabilities, respectively, at present value.

3.13.                     Foreign currency transactions and balances

Transactions denominated in foreign currencies (different from the Company´s domestic currency) are translated to Euros at the exchange rates prevailing at the time the transactions are made. Assets and liabilities in foreign currency for which there is no agreement for fixing an exchange rate are translated to Euros using the exchange rates prevailing at the balance sheet date. Favourable or unfavourable exchange rate differences arising from the differences between exchange rates in force at the date of the respective transactions and those applying on the date of collection or payment or at the balance sheet date are recorded as gains and losses in the income statement.

Assets and liabilities as at 31 December 2012 and 2011 were translated into Euros using the following exchange rates to the Euro reported by the Portuguese Central Bank:

Currency	2012	2011
American dollar	1.3194	1.2939
Brazilian Real	2.7036	2.4159

3.14.                     Financial assets and liabilities

Financial assets and liabilities are recognized in the balance sheet when the Company becomes part of the corresponding contractual terms, and are classified in the following categories: (a) at cost or amortized cost; and (b) at fair value, with the respective changes being recorded in the income statement.

(a)                       Financial assets and liabilities at cost or amortized cost

Assets and liabilities are classified at cost or amortized cost if they: (a) have a defined maturity;

(b) have a fixed or determined income; and (c) don’t represent or include a derivative financial instrument.

Assets and liabilities classified in this category are measured at amortized cost reduced by accumulated impairment losses (for financial assets) and correspond primarily to the following asset and liability captions included in the Company’s balance sheet:

•      Loans included under the caption “Financial investments - equity method of accounting”

•      Loans obtained

•      Balances with Group companies

•      Suppliers

•      Accrued expenses

•      Advances to suppliers

•      State and other public entities

•      Other accounts receivable and payable

•      Other financial assets and liabilities

•      Cash and bank deposits

Amortized cost is determined through the effective interest method. The effective interest rate is the one that discounts the estimated future payments and receipts, during the term of the financial instrument, to the carrying value of the financial asset or liability.

(b)                       Financial assets and liabilities at fair value

All the remaining financial assets and liabilities not included in the category “cost or amortized cost” are recognized at fair value. These financial assets and liabilities correspond primarily to interest and exchange rate derivative financial instruments.

The changes in the fair value of these derivatives are recognized through shareholders’ equity or profit and loss, depending on whether those derivatives meet or not the criteria for hedge accounting, respectively. These changes in fair value are recorded under the caption “Increases/(reductions) in fair value” (Note 22).

(c)                        Impairments on financial assets

Financial assets included under the caption “cost or amortized cost” are subject to impairment tests by the end of each year. Such assets are impaired when there is clear evidence that, as a result of one or more events occurred after its initial recognition, their future estimated cash flows will be affected.

For assets measured at amortized cost, the impairment loss corresponds to the difference between the carrying amount of the asset and the present value of the revised future estimated cash flows discounted using the initial effective interest rate. For financial assets measured at cost, the impairment loss corresponds to the difference between the carrying amount of the asset and the best estimated of the asset’s fair value.

Subsequently, if there is a reduction in the impairment loss as a result of an event occurred after the initial recognition of the loss, the impairment should be reversed through earnings. The reversal is recognized up to the limit of the amount that would be recorded (at amortized cost) if the loss had not been initially recognized.

(d)                       Derecognition of financial assets and liabilities

The Company derecognizes financial assets when its contractual rights to obtain the asset’s cash flows expire, or when it transfers to another entity all the significant risks and rewards associated with the ownership of those assets. The Company derecognizes financial liabilities only when the corresponding obligation is settled, cancelled or expires.

3.15.                     Main accounting estimates and judgements

To prepare the standalone financial statements under NCRF, the Company’s management uses estimates and assumptions that have an effect in the application of accounting policies and in the amounts reported. Estimates and judgments are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances on which the estimate was based, or as a result of new information or more experience. The main accounting estimates reflected in the financial statements relate to the impairment tests of financial investments and the evaluation of the fair value of financial instruments.

The Company tests annually its financial investments for impairment, whenever they present evidence of impairment, including severe decline in the operations activity of the affiliated company. Under this analysis, the recoverable amounts of the financial investments are determined based on value-in-use calculations. The use of this method requires the estimate of future cash flows expected to arise from the continuing operation for each of the subsidiaries, the choice of a growth rate to extrapolate cash flow projections and the estimate of a suitable discount rate for each cash generating unit.

Estimates used are based on the best information available during the preparation of financial statements, although future events, neither controlled nor foreseeable by the Company, could occur and have an impact on those estimates. In accordance with “NCRF 4 Accounting Policies,

Changes in Estimates and Errors” (“NCRF 4”), changes to these estimates that occur after the date of the financial statements are recognized in net income, using a prospective methodology.

3.16.                     Events occurred after the balance sheet date

Events occurred after the balance sheet date that provide additional information about conditions existing at the balance sheet date are reflected in the financial statements. Events occurred after the balance sheet date that provide information about conditions that occur after the balance sheet date are not reflected in the financial statements, but are disclosed in the notes to the financial statements, if material.

4.             Cash flows

The caption “Cash and cash equivalents” of the statement of cash flows includes cash on hand and bank deposits readily convertible to a known amount of cash.

The Company is exposed to a liquidity risk if its sources of funding, including cash balances, operating cash inflows, divestments, credit lines and cash flows obtained from financing operations, do not match its financing needs, such as operating and financing outflows, investments, shareholder remuneration and debt repayments. Based on the cash flows generated by investing activities, mainly from dividends and interest received from affiliated companies, and on the available cash and cash equivalents plus undrawn committed standby facilities and underwritten commercial paper agreements, as detailed below, the Company believes that it will be able to meet its obligations.

Considering the centralized cash management system implemented by the Company in 2006 for its operations in Portugal, under which the companies that are included in this system can finance its cash requirements through Portugal Telecom, the Company manages the liquidity risk of its Group operations in Portugal. In order to reduce this risk, Portugal Telecom seeks to maintain a liquidity position and an average maturity of debt that allows the repayment of short-term loans obtained and, simultaneously, the payment of all contractual obligations, as mentioned above. As at 31 December 2012, the amount of available cash from Group operations in Portugal, plus the undrawn amount of underwritten commercial paper lines (cash immediately available upon a 2 or 3-days notice) and committed standby facilities amounted to Euro 2,945 million, while average maturity of net debt was 4.1 years.

The capital structure of Portugal Telecom is managed in order to ensure that its businesses will be able to continue as a going concern and to maximize the return to shareholders. The capital structure of the Group includes loans obtained, cash and cash equivalents and equity attributable to equity holders of the parent, comprising issued capital, treasury shares, reserves and accumulated earnings. Portugal Telecom reviews periodically its capital structure considering the risks associated with each of the above mentioned classes of its capital structure.

The cash flow statement was prepared in accordance with “NCRF 2 Statement of Cash Flows”, with the following aspects being worth mentioning.

(a)                       Cash receipts (payments) relating to income taxes

In years ended 31 December 2012 and 2011, this caption has the following composition:

Euro

	2012	2011
Collections from subsidiaries within RETGS, net (a)	61,043,081	153,696,404
Payments on account made by the Company (b)	(16,873,344)	(17,108,412)
Income tax reimbursements related to the previous year (c)	21,612,997	12,021,917
Income tax paid in Brazil related to the disposal of UOL (Note 10.3)	—	(7,114,332)
Other (d)	2,154,276	(15,279,519)
	67,937,010	126,216,058

(a)    This caption includes (1) cash receipts from affiliated companies related to payments on account of income tax to be settled in the following year, amounting to Euro 90,056,806 in 2012 and Euro 127,749,302 in 2011 (Note 8), (2) the settlement of the fourth and last installment regarding the previous year income tax, which amounted to a payment of Euro 34,428,543 in 2012 and a cash receipt of Euro 23,577,960 in 2011, and (3) cash receipts of Euro 5,414,818 in 2012 and Euro 2,369,142 in 2011 related to additional tax assessments from previous years made by affiliated companies.

(b)    In 2011, Portugal Telecom settled only the first payment on account in the amount of Euro 6.8 million, as a result of the expected tax loss to be generated in fiscal 2011, and settled the three Additional Payments on Account in the amount of Euro 3.4 million each, totaling Euro 10.4 million. In 2012, Portugal Telecom only made the Additional Payments on Account of Euro 5.6 million each, totaling Euro 16.9 million, and did not made any payment on account due to the tax loss generated in 2011.

(c)     This caption corresponds to refunds obtained as a result of payments on account made in the previous year in excess of the tax payable calculated under the tax consolidation regime of Portugal Telecom.

(d)    This caption includes primarily (1) withholding taxes on capital income, related mainly to interest on short-term financial applications, amounting to Euro 1.9 million in 2012 and Euro 8.9 million in 2011, (2) withholding tax on income from equity swaps on own shares, amounting to Euro 2.0 million in 2012 and Euro 4.0 million in 2011, (3) additional tax assessments regarding prior years, amounting to Euro 1.8 million in 2012 and Euro 2.4 million in 2011, and (4) a cash receipt of Euro 7.3 million in 2012 resulting from a revised tax assessment filed by the Company regarding the year 2010 which adjusted the tax benefits of RFAI and SIFIDE.

(b)                       Other cash receipts (payments), net

In the year ended 31 December 2012, other cash receipts amounted to Euro 7,393,639, compared to other payments of Euro 9,876,815 in 2011. This change is primarily explained by a cash receipt of Euro 10.2 million in 2012 (Note 12), corresponding to services rendered to Vivo between April and August 2008 under the management fee contract entered into with this entity in previous years, and by lower contributions made to Páginas Amarelas under the respective shareholders agreement, which amounted to Euro 4.5 million in 2012 (Notes 18 and 24) and Euro 8.5 million in 2011, related to the contributions of the years 2011 and 2010, respectively.

(c)                        Payments (cash receipts) resulting from short-term financial applications

In the year ended 31 December 2011, the Company entered into short-term financial applications amounting to Euro 60,000,000, which were settled on expiration date as at 16 April 2012, and had a coupon of 6.5%, which were settled at maturity.

(d)                       Cash receipts resulting from financial investments

In the years ended 31 December 2012 and 2011, this caption has the following composition:

Euro

	2012	2011
Reimbursement of additional paid in capital contributions (Note 7):
Yunit Serviços (“Yunit”)	2,228,328	—
PT Portugal	—	1,992,950,000
PT Investimentos Internacionais (“PT II”)	—	9,100,000
	2,228,328	2,002,050,000
Disposal of financial investments:
PT BlueClip (Note 7)	50,000	—
UOL (a)	—	119,327,361
Bratel Brasil (Note 7)	—	36,644,195
	50,000	155,971,556
Share capital reductions (Note 7):
Africatel Holdings B.V. (“Africatel”)	38,475,000	18,750,000
	38,475,000	18,750,000
	40,753,328	2,176,771,556

(a)    This caption corresponds to the amount received in connection with the disposal of the investment in UOL, which was classified as a non-current asset held for sale as at 31 December 2010 following an offer received in December of that year for the disposal of the 28.78% stake held by the Group in UOL (Note 1), for a total amount of 356 million Brazilian Reais. The disposal of the total stake held by the Group, including the 21.95% and 6.83% interests held as at 31 December 2010 by Portugal Telecom and PT Brasil, respectively, was concluded in January 2011 and, as a result, Portugal Telecom (i) received an amount of Euro 119,327,361, from the total amount of Euro 155,549,986 received by the Group, and (ii) recognized a net gain of Euro 11,892,743 (Note 19), which includes a gain of Euro 21,384,507 (Note 14.5) corresponding to the accumulated amount of foreign currency translation adjustments related to this investment that was transferred from the caption “Currency translation adjustments” to net income on the date this disposal was concluded (27 January 2011).

(e)                        Cash receipts (payments) resulting from loans granted

In the years ended 31 December 2012 and 2011, cash receipts resulting from the reimbursement of loans granted, net of cash payments resulting from new loans granted, amounted to Euro 197,584,298 and Euro 123,286,044, respectively, and are as follows:

Euro

	2012	2011
Intercompany loans within centralized cash management:
PT Comunicações	472,157,596	—
TMN	(37,804,380)	52,799,489
PT Portugal	36,216,170	—
PT Centro Corporativo	4,558,065	3,301,499
PT Contact	(10,084,749)	3,897,522
PT Sistemas de Informação (“PT SI”)	(440,092)	2,489,876
PT II	2,530,505	—
PT Inovação	(12,817,737)	17,339,930
PT Pro, Serviços Administrativos e de Gestão Partilhados, S.A. (“PT Pro”)	—	161,239
PT Sales	341,571	11,749,662
Other companies	447,527	616,904
	455,104,476	92,356,121
Loans granted:
PT Portugal (Note 8)	(255,000,000)	—
Yunit Serviços (Note 7)	(2,228,328)	—
PT Imobiliária (Note 8)	(370,000)	—
	(257,598,328)	—
Reimbursement of loans granted:
INESC (Note 7)	78,150	101,595
Africatel (Note 8)	—	27,600,000
Yunit	—	2,228,328
Sportinveste Multimédia SGPS, S.A. (“Sportinveste”) (Note 7)	—	1,000,000
	78,150	30,929,923
	197,584,298	123,286,044

(f)                         Dividends received

In the years ended 31 December 2012 and 2011, this caption has the following composition:

Euro

	2012	2011
PT Participações (Note 7)	24,000,000	25,000,000
Portugal Telecom Internacional Finance BV (“PT Finance”) (Note 7)	20,838,588	12,160,033
PT Centro Corporativo (Note 7)	1,679,147	1,798,593
Vortal (Note 25)	—	142,675
	46,517,735	39,101,301

(g)                       Payments resulting from financial investments

In the years ended 31 December 2012 and 2011, this caption has the following composition:

Euro

	2012	2011
Share capital increases (Note 7):
PT Brasil	—	75,534,487
Bratel Brasil	—	36,678,542
	—	112,213,029
Other operations:
Incorporation of PT BlueClip (Note 7)	50,000	—
Additional paid in capital contributions granted to Yunit (Note 7)	—	2,228,328
Advances for a share capital increase at Apor	—	13,940
Incorporation of Vortal SGPS	—	4,742
	50,000	2,247,010
	50,000	114,460,039

(h)                       Cash receipts (payments) resulting from loans obtained

In the years ended 31 December 2012 and 2011, loans repaid, net of cash receipts from loans obtained, amounted to Euro 50,777,262 and Euro 1,479,439,187, respectively, and are as follows:

Euro

	2012	2011
Intercompany loans within centralized cash management:
TMN	(9,221,948)	—
PT Portugal	—	(86,532,551)
PT Comunicações	—	(4,761,996)
PT II	—	(2,497,403)
PT Imobiliária	—	(358,156)
PT Ventures	—	(94,981)
Other companies	(33,894)	(11,422)
	(9,255,842)	(94,256,509)
Other loans:
Commercial paper	(528,250,000)	(1,327,050,000)
Non-convertible bonds (Note 16.2)	400,000,000	—
Bank loan obtained in July 2012 (Note 16.3)	100,000,000	—
Partial reimbursement of liabilities on equity swaps on own shares (Note 16.6)	(20,557,440)	(84,304,307)
Other Bank loans	7,554,095	26,484,965
Leases and other loans obtained	(268,075)	(313,336)
	(41,521,420)	(1,385,182,678)
	(50,777,262)	(1,479,439,187)

(i)                          Cash and cash equivalents

As at 31 December 2012 and 2011, this caption has the following composition:

Euro

	2012	2011
Cash	2,000	2,000
Bank deposits immediately available	264,012,597	467,615,335
	264,014,597	467,617,335

5.             Changes in accounting policies and estimates and errors

The Company did not adopt any new or revised standard or interpretation during the year ended 31 December 2012, and did not voluntarily change other accounting policies or accounting estimates.

During the year ended 31 December 2012, the Company did not adjust its financial statements for any material errors from previous years.

6.             Tangible fixed assets

During the years ended 31 December 2012 and 2011, movements occurred in tangible fixed assets were as follows:

Euro

2012

	Buildings			Other
	and other	Transportation	Administrative	tangible
	constructions	equipment	equipment	fixed assets	Total
Gross amount
Opening balance	111,715	1,302,660	903,600	1,064,778	3,382,753
Acquisitions	—	301,207	—	—	301,207
Disposals	—	(327,294)	(327)	(384)	(328,005)
Closing balance	111,715	1,276,573	903,273	1,064,394	3,355,955
Accumulated depreciation
Opening balance	111,715	825,066	889,746	107,562	1,934,089
Depreciation	—	274,821	4,755	—	279,576
Disposals	—	(287,906)	(327)	(384)	(288,617)
Closing balance	111,715	811,981	894,174	107,178	1,925,048
Carrying amount	—	464,592	9,099	957,216	1,430,907

Euro

2011

	Buildings			Other
	and other	Transportation	Administrative	tangible
	constructions	equipment	equipment	fixed assets	Total
Gross amount
Opening balance	111,715	1,244,377	903,600	1,046,328	3,306,020
Acquisitions	—	218,299	—	18,450	236,749
Disposals	—	(160,016)	—	—	(160,016)
Closing balance	111,715	1,302,660	903,600	1,064,778	3,382,753
Accumulated depreciation
Opening balance	111,715	726,203	884,791	91,454	1,814,163
Depreciation	—	238,876	4,955	16,108	259,939
Disposals	—	(140,013)	—	—	(140,013)
Closing balance	111,715	825,066	889,746	107,562	1,934,089
Carrying amount	—	477,594	13,854	957,216	1,448,664

7.             Financial investments - equity method of accounting

During the years ended 31 December 2012 and 2011, the movements occurred in this caption were as follows:

Euro

2012

		Additional
		paid in capital
	Investments in	contributions	Investments in		Loans to	Advances
	subsidiary	in subsidiary	associated		associated	for financial
	companies	companies	companies	Goodwill	companies	investments	Total
Gross amount
Opening balance	2,177,982,577	5,356,337,500	(17,001,050)	61,419,919	37,763,966	32,000	7,616,534,912
Increases	50,000	—	—	—	2,228,328	—	2,278,328
Reductions	(38,525,000)	—	(1,033,648)	—	(2,306,478)	—	(41,865,126)
Equity method	(439,206,192)	—	(3,734,466)	—	—	—	(442,940,658)
Dividends	(46,517,735)	—	—	—	—	—	(46,517,735)
Non-current assets held for sale	—	—	27,996,600	—	(32,618,668)	—	(4,622,068)
Other	(6,348,356)	—	—	—	—	(32,000)	(6,380,356)
Closing balance	1,647,435,294	5,356,337,500	6,227,436	61,419,919	5,067,148	—	7,076,487,297
Impairment losses
Opening balance	—	—	1,995,191	—	2,588,740	—	4,583,931
Increases	—	—	4,174,984	—	—	—	4,174,984
Closing balance	—	—	6,170,175	—	2,588,740	—	8,758,915
Carrying amount	1,647,435,294	5,356,337,500	57,261	61,419,919	2,478,408	—	7,067,728,382

Euro

2011

		Additional
		paid in capital
	Investments in	contributions	Investments in		Loans to	Advances
	subsidiary	in subsidiary	associated		associated	for financial
	companies	companies	companies	Goodwill	companies	investments	Total
Gross amount
Opening balance	2,594,005,201	7,358,387,500	(18,162,984)	61,419,919	36,637,234	92,000	10,032,378,870
Increases	112,213,029	—	—	—	2,228,328	—	114,441,357
Reductions	(55,388,568)	(2,002,050,000)	—	—	(1,101,596)	—	(2,058,540,164)
Equity method	(302,717,114)	—	1,161,934	—	—	—	(301,555,180)
Dividends	(38,958,626)	—	—	—	—	—	(38,958,626)
Other	(131,171,345)	—	—	—	—	(60,000)	(131,231,345)
Closing balance	2,177,982,577	5,356,337,500	(17,001,050)	61,419,919	37,763,966	32,000	7,616,534,912
Impairment losses
Opening balance	—	—	1,995,191	—	2,588,740	—	4,583,931
Closing balance	—	—	1,995,191	—	2,588,740	—	4,583,931
Carrying amount	2,177,982,577	5,356,337,500	(18,996,241)	61,419,919	35,175,226	32,000	7,611,950,981

a)             Increases

In the years ended 31 December 2012 and 2011, increases in financial investments recorded by the equity method of accounting, including goodwill and loans granted to associated companies, were as follows (Note 4):

Euro

	2012	2011
Loans granted to Yunit (a)	2,228,328	—
Incorporation of PT BlueClip	50,000	—
Additional paid in capital contributions granted to Yunit (a)	—	2,228,328
Share capital increases at PT Brasil	—	75,534,487
Share capital increase at Bratel Brasil (b)	—	36,678,542
	2,278,328	114,441,357

(a) During the year ended 31 December 2011, Portugal Telecom granted additional paid in capital contributions to the associated company Yunit. In 2012, these additional paid in capital contributions were reimbursed and Portugal Telecom granted loans to Yunit by the same amount.

(b) On 27 January 2011, the Company subscribed 83,964,486 ordinary shares of Bratel Brasil for an amount of 83,964,518 Brazilian Real, equivalent to Euro 36,678,542, as the remaining shareholders of this company relinquished their right of preference in this capital increase. As a result of this operation, Portugal Telecom obtained a direct stake of approximately 1.01% of Bratel Brasil. The investment in Oi was realized through this company, which is indirectly fully controlled by Portugal Telecom.

b)             Reductions

In the years ended 31 December 2012 and 2011, reductions in financial investments recorded by the equity method of accounting were as follows:

Euro

	2012	2011
Reimbursement of additional paid in capital contributions (Note 4):
Yunit	2,228,328	—
PT Portugal	—	1,992,950,000
PT II	—	9,100,000
	2,228,328	2,002,050,000
Reductions in investments in subsidiary and associated companies:
Share capital reduction at Africatel (Note 4)	38,475,000	18,750,000
Disposal of a stake in Páginas Amarelas (a)	1,033,648	—
Disposal of PT BlueClip (Note 4)	50,000	—
Disposal of Bratel Brasil (b)	—	36,638,569
	39,558,648	55,388,569
Reimbursement of loans granted (Note 4):
INESC	78,150	101,595
Sportinveste	—	1,000,000
	78,150	1,101,595
	41,865,126	2,058,540,164

(a)    This caption corresponds to the effect of an agreement entered into with a third party for the sale of the 25% stake in this company, to be fully completed up to the end of 2013. As a result of this agreement, Portugal Telecom recognized this investment by its recoverable amount and, for that purpose, recorded a capital loss of Euro 1,033,648 (Note 19) and an additional loss of Euro 1,934,984 (Note 19).

(b)    On 9 September 2011, the Company disposed of the 1.01% stake held in this subsidiary that had been obtained as a result of the share capital increase subscribed in January 2011, as mentioned above. Portugal Telecom disposed of this investment to Bratel BV, an entity, indirectly, fully controlled by the Company, for a total cash consideration of Euro 36,644,195 (Note 4), and recorded a capital gain of Euro 5,626 (Note 19).

c)              Equity method of accounting

In the years ended 31 December 2012 and 2011, the movements occurred in investments in subsidiaries and associated companies resulting from the application of the equity method of accounting were recorded as follows:

Euro

	2012	2011
Gains in affiliated companies (Note 19)	(62,466,453)	90,759,112
Adjustments to financial assets (Note 14)	(380,474,205)	(392,314,292)
	(442,940,658)	(301,555,180)

d)             Dividends attributed

The detail of dividends attributed by subsidiaries and associated companies in the years ended 31 December 2012 and 2011 is as follows (Note 4):

Euro

	2012	2011
PT Participações	24,000,000	25,000,000
PT Finance	20,838,588	12,160,033
PT Centro Corporativo	1,679,147	1,798,593
	46,517,735	38,958,626

e)              Non-current assets held for sale

On 20 December 2012, Portugal Telecom reached an agreement on a number of transactions that will allow Portugal Telecom to have a 25% stake in a joint-venture that will combine Sport TV Portugal S.A. (“Sport TV”), Sportinveste Multimédia SGPS, S.A. (“Sportinveste Multimédia”) and P.P. TV - Publicidade de Portugal e Televisão, S.A. (“PPTV”). Portugal Telecom will contribute its current 50% stake in Sportinveste Multimédia and invest, through a rights issue in Sport TV, a net amount of up to Euro 21 million. Following these transactions, Portugal Telecom will own 25% of Sport TV, which will incorporate PPTV and Sportinveste Multimédia. As a result of this agreement, the investment in Sportinveste Multimédia was classified as non-current asset held for sale, the carrying value of which amounted to Euro 4.6 million as at 31 December 2012.

Sport TV produces one of the most complete and broad sports content offering worldwide. PPTV, which is fully owned by Sportinveste, promotes television rights. Sportinveste Multimédia is currently equally owned by Portugal Telecom and Sportinveste SGPS (50% each) and its core business is the production and development of sports contents through any multimedia platform.

These corporate transactions are subject to the approval of the competent authorities, particularly the Competition Authority - Autoridade da Concorrência, and to the accomplishment of certain contractual conditions by the companies involved, including the conclusion of Sport TV’s refinancing following the transaction.

f)               Other movements

Euro

	2012	2011
Movements related to Oi’s investment in Portugal Telecom
Acquisition by Oi of Portugal Telecom’s shares (Note 14.2) (i)	(23,198,433)	(148,311,037)
Gain recognized directly in shareholders’ equity in relation to the corporate restructuring at Oi Group (Note 14.2) (i)	12,060,380	—
Dividends paid by Portugal Telecom in relation to the shares held by Oi (Note 14.6) (ii)	9,067,098	20,646,929
Dividends attributed by Portugal Telecom in relation to the shares held by Oi (Note 14.6) (ii)	—	3,512,719
Income tax paid by Oi in relation to the dividends received from Portugal Telecom	(4,277,138)	(7,019,956)
Other	(32,263)	(60,000)
	(6,380,356)	(131,231,345)

(i)        As mentioned in Note 1, in connection with the strategic partnership entered into with Portugal Telecom, Oi acquired a total of 89,651,205 shares of Portugal Telecom during the years ended 31 December 2011 and 2012, including 64,557,566 shares in 2011 and 25,093,639 shares in 2012. The Company’s stake in these investments made by Oi, amounting to Euro 148,311,037 and Euro 23,198,433, respectively, was recognized in the Balance Sheet as own shares and deducted from the financial investment in Oi, which in turn is reflected in the Company’s standalone Balance Sheet indirectly through the investment in PT Portugal. In addition, in March 2012, the Company’s interest in the investments made by Oi in 2011 was decreased by an amount of Euro 12,060,380, corresponding to the effect of the reduction in the Company’s effective stake in Oi as a result of the conclusion of the corporate restructuring of the Oi Group. Consequently, the Company’s interest in the investments made by Oi in the acquisition of Portugal Telecom’s shares, included in the Balance Sheet as treasury shares, amounted to Euro 159,449,090 (Note 14.2) as at 31 December 2012.

(ii)     Taking into account the Company’s shares held by Oi are classified as own shares in Portugal Telecom’s Balance Sheet, the accounting movements relating to the payment of dividends to such shares, net of the related tax effects, were presented as an increase in the carrying value of the investment held indirectly in Oi.

g)             Goodwill

Goodwill in the amount of Euro 61,419,919 relates to the directories business carried by a subsidiary of PT Portugal and by Páginas Amarelas.

8.             Related parties

8.1.         Balances with Group companies

As at 31 December 2012 and 2011, the captions “Balances with Group companies” included in current and non-current assets and in current liabilities have the following composition:

Euro

	2012	2011
DEBIT BALANCES
Non-Current
Loans granted (a)	1,155,174,819	906,273,575
Total non-current	1,155,174,819	906,273,575
Current
Intercompany loans granted within the centralized cash management system (b)	265,695,716	720,800,192
Accounts receivable within the tax consolidation regime (c)	29,220,041	16,546,759
Other	9,019,282	11,152,830
Total current	303,935,039	748,499,781
Total	1,459,109,858	1,654,773,356
CREDIT BALANCES
Current
Accounts payable within the tax consolidation regime (c)	2,544,417	50,211,430
Dividends attributed (d)	838,604	189,123,747
Other	103,439	2,101,483
Total current	3,486,460	241,436,660

(a)    As at 31 December 2012 and 2011, non-current loans granted have the following composition:

Euro

	2012	2011
PT Portugal (i)	827,200,000	572,200,000
Africatel (ii)	327,604,819	334,061,209
PT Imobiliária (Note 4)	370,000	—
TMM	—	12,366
	1,155,174,819	906,273,575

(i)             During the year 2012, Portugal Telecom granted loans to this subsidiary in the amount of Euro 255 million (Note 4);

(ii)          This loan granted to Africatel is denominated U.S. Dollars. During the year ended 31 December 2012, the change in the outstanding balance corresponds to a foreign currency translation loss of Euro 6,456,390 (Note 25). During the year ended 31 December 2011, occurred a reimbursement of Euros 27,600,000 (Note 4) and the company recorded a foreign currency translation gain of Euro 7,910,783 (Note 25).

(b)    As at 31 December 2012 and 2011, the detail of loans granted under the centralized cash management system in order to meet short-term needs is as follows:

Euro

	2012	2011
PT Comunicações	117,965,207	590,122,803
TMN	37,804,380	—
PT Portugal	57,894,275	93,310,445
PT Contact	28,597,459	18,512,710
PT Inovação	19,973,057	7,155,320
PT Centro Corporativo	1,205,054	5,763,119
PT Sales	1,075,020	1,416,591
PT SI	629,000	188,908
PT II	20,920	2,551,425
Other	531,344	1,778,871
	265,695,716	720,800,192

(c)     As at 31 December 2012 and 2011, these captions correspond to a net receivable of Euro 26,675,624 and a net payable of Euro 33,664,671, respectively, including mainly: (1) income taxes payable by the affiliated companies included in the tax consolidation regime, amounting to Euro 127,818,236 and Euro 112,105,540, respectively; (2) payments on account made by these companies, amounting to Euro 90,056,806 and Euro 127,749,302 (Note 4), respectively; (3) income taxes payable to subsidiaries in relation to withholding tax credits, in the amounts of Euro 11,085,806 and Euro 12,532,333, respectively; and (4) an amount of Euro 5,488,576 payable to subsidiaries as at 31 December 2011 regarding a tax benefit for the year 2010 associated with the investment program SIFIDE, which was settled in 2012.

(d)    As at 31 December 2011, this caption includes mainly an amount of Euro 188,312,588 (Note 14.6) that relates to the anticipated dividend of 21.5 cents per share attributed by Portugal Telecom to its shareholders, as approved by the Board of Directors on 15 December 2011. This amount was paid to shareholders on 4 January 2012.

8.2.                            Financial investments in subsidiaries and associated companies

As at 31 December 2012 and 2011, the detail of Portugal Telecom’s financial investments in its subsidiaries and associated companies is as follows (Notes 7 and 19):

Euro

	2012				2011
			Addicional				Addicional
		Financial	paid-in	Share on		Financial	paid-in	Share on
Company name	% held	investments	capital	net income	% held	investments	capital	net income
SUBSIDIARIES:

PT Portugal	100.00%	561,350,929	5,306,050,000	(222,056,108)	100.00%	1,120,296,314	5,306,050,000	(61,466,362)

Africatel (a)	75.00%	591,801,005	1,687,500	124,688,902	75.00%	530,963,906	1,687,500	84,713,457

PT Finance	100.00%	258,816,811	—	4,105,099	100.00%	275,550,300	—	21,774,620

PT Brasil	99.99%	211,088,868	—	2,099,510	99.99%	231,944,793	—	14,484,623

PT Participações	100.00%	49,463,152	—	26,370,980	100.00%	48,589,561	—	23,701,064

PT Imobiliária	100.00%	11,756,364	—	(435,049)	100.00%	12,191,413	—	(410,840)

PT II	100.00%	(5,857,891)	13,100,000	5,583,089	100.00%	(11,440,979)	13,100,000	4,139,362

Previsão — Sociedade Gestora de Fundos de Pensões, S.A.	82.05%	1,800,409	—	(471,517)	82.05%	2,271,718	—	(369,998)

PT Compras	100.00%	(33,961,317)	35,500,000	364,737	100.00%	(34,326,055)	35,500,000	993,060

PT Centro Corporativo	100.00%	1,005,099	—	916,068	100.00%	1,768,178	—	1,679,147

Portugal Telecom Europa (b)	98.67%	169,373	—	—	98.67%	169,373	—	—

TMM (b)	98.00%	2,492	—	(1,300)	98.00%	4,055	—	—

Bratel Brasil (c)	—	—	—	—	—	—	—	669,437

		1,647,435,294	5,356,337,500	(58,835,589)		2,177,982,577	5,356,337,500	89,907,570
ASSOCIATED COMPANIES:

Páginas Amarelas	19.88%	4,174,984	—	(1,112,773)	24.88%	6,321,405	—	943,301

INESC	26.36%	1,995,191	—	—	26.36%	1,995,192	—	—

Yunit	33.33%	57,251	—	(190,466)	33.33%	351,318	2,228,328	16,886

Multicert (b)	—	10	—	—	—	10	—	—

Sportinveste Multimédia (d)	—	—	—	(2,327,625)	50.00%	(25,668,975)	30,023,168	(108,645)
		6,227,436	—	(3,630,864)		(17,001,050)	32,251,496	851,542
NON-CURRENT ASSETS HELD FOR SALE:

Sportinveste Multimédia (d)	50.00%	(27,996,600)	30,023,168	—	—	—	—	—
		1,625,666,130	5,386,360,668	(62,466,453)		2,160,981,527	5,388,588,996	90,759,112

(a)         The shareholders’ equity of this company includes additional paid-in capital contributions amounting to Euro 2,250,000, including Euro 1,687,500 granted by Portugal Telecom.

(b)        These companies are not engaged in any activity.

(c)         As explained in Note 7, the Company acquired, on 27 January 2011, a 1.01% stake in this subsidiary, through the subscription of a capital increase, and sold this same investment to a Group company on 9 September 2011.

(d)        The shareholders’ equity of this company includes additional paid-in capital contributions amounting to Euro 46,165,181, of which Euro 30,023,168 were granted by Portugal Telecom. Additionally, as explained in Note 7, the investment in this subsidiary was classified as non-current asset held for sale as at 31 December 2012.

The main financial information regarding the above mentioned entities, except for those which are not engaged in any activity or which investments are fully adjusted for, is as follows:

Euro

		2012					2011
				Service					Service
				rendered	Net	Shareholders’s			rendered	Net	Shareholders’s
Company name	Address	Assets	Liabilities	and sales	income	equity	Assets	Liabilities	and sales	income	equity
SUBSIDIARIES:
PT Portugal	Av. Fontes Pereira de Melo, nº 40 - Lisbon	11,048,738,848	5,181,337,920	—	(222,056,108)	5,867,400,929	11,923,612,320	5,497,266,006	—	(61,466,362)	6,426,346,314
Africatel	Naritaweg 165, Telestone 8, 1043 BWAmsterdam, Netherlands	1,144,707,951	353,389,945	392,344	166,251,869	791,318,006	1,072,352,683	362,150,808	490,593	112,951,275	710,201,875
PT Finance	Strawinkylaan 3105, 7º floor - Amsterdam, Netherlands	8,702,487,241	8,443,670,430	—	4,105,099	258,816,811	7,168,875,729	6,893,325,429	—	21,774,620	275,550,300
PT Brasil	R.Sampaio Viana, 277-5º Paraíso - S.Paulo, Brazil	236,919,789	25,809,810	—	2,099,720	211,109,979	259,544,085	27,576,095	—	14,486,072	231,967,990
PT Participações	Av. Fontes Pereira de Melo, nº 40 - Lisbon	236,397,285	186,934,133	—	26,370,980	49,463,152	237,866,340	189,276,779	—	23,701,064	48,589,561
PT Imobiliária	R. Tenente Espanca, nº 35 – Lisbon	13,003,749	1,247,385	426,983	(435,049)	11,756,364	13,251,451	1,060,038	497,812	(410,840)	12,191,413
PT II	Av. Fontes Pereira de Melo, nº 40 - Lisbon	12,584,682	5,342,572	13,156,868	5,583,089	7,242,109	10,073,237	8,414,216	12,348,326	4,139,362	1,659,021
Previsão — Sociedade Gestora de Fundos de Pensões, S.A.	R. Entrecampos, nº 28 - Lisbon	3,124,420	930,110	350,000	(574,677)	2,194,310	3,810,297	1,041,564	250,000	(450,948)	2,768,733
PT Compras	R. Entrecampos, nº 28 - Lisbon	3,557,930	2,019,247	6,777,476	364,737	1,538,683	3,928,576	2,754,631	1,748,877	993,060	1,173,945
PT Centro Corporativo	Av. Fontes Pereira de Melo, nº 40 - Lisbon	35,083,596	34,078,497	67,446,511	916,068	1,005,099	31,857,143	30,088,965	62,363,365	1,679,147	1,768,178

ASSOCIATED COMPANIES:

Páginas Amarelas	Av.Republica, 50, 6º - Lisbon	44,585,771	23,579,565	26,277,060	(4,406,477)	21,006,206	58,026,016	32,613,333	36,573,773	3,792,163	25,412,683

Yunit	Rua de Entrecampos nº 28, Lisbon	9,456,293	9,284,523	7,197,100	(571,455)	171,770	19,299,787	16,017,399	12,377,146	50,662	3,282,388

Sportinveste Multimédia	Lg. Lagoa, nº15 A Linda-a-Velha	9,646,234	3,519,785	—	(4,655,251)	6,126,449	36,166,719	25,385,022	—	(217,290)	10,781,697

8.3.                            Balances and transactions with related parties

As mentioned in Note 1, Portugal Telecom is the parent company of the Group and as such all companies included in the Group were considered as related parties.

Besides the receivables and payables included under the captions “Balances with Group companies”, as detailed above (Note 8.1), the Company has other receivables and payables with related parties included in other captions. The nature and detail of the main balances with related parties as at 31 December 2012 and 2011 are as follows:

Euro

2012

	Loans granted	Shareholders and	Other		Shareholders and		Suppliers	Total
	to associated	Group companies	accounts	Total accounts	Group companies	Loans	and accrued	accounts
	companies	(debit balance) (a)	receivable (b)	receivable	(credit balance)	obtained	expenses	payable
SUBSIDIARIES:
PT Portugal	—	886,469,700	15,026,120	901,495,820	—	—	—	—
Africatel	—	327,606,761	12,775,713	340,382,474	—	—	—	—
PT Comunicações	—	119,573,377	1,592,786	121,166,163	—	—	(73,058)	(73,058)
TMN	—	38,418,196	607,938	39,026,134	—	—	—	—
PT Contact	—	29,776,455	158,665	29,935,120	—	—	—	—
PT Inovação	—	19,973,057	149,828	20,122,885	(1,968,926)	—	—	(1,968,926)
PT Móveis	—	18,459,120	432	18,459,552	—	—	—	—
PT Brasil	—	8,809,843	27,610	8,837,453	—	—	(872,214)	(872,214)
PT Participações	—	2,029,458	463	2,029,921	—	—	—	—
PT SI	—	1,948,206	33,980	1,982,186	—	—	—	—
PT Centro Corporativo	—	1,777,890	61,019	1,838,909	—	—	(690,659)	(690,659)
PT Sales	—	1,305,993	41,900	1,347,893	—	—	—	—
PT II	—	1,052,648	4,854	1,057,502	—	—	—	—
PT Pro	—	828,270	30,066	858,336	—	—	—	—
Other companies	—	1,060,149	1,000,164	2,060,313	(575,491)	—	(38,912)	(614,403)
ASSOCIATED COMPANIES:
Sportinveste	—	—	8,464	8,464	—	—	—	—
INESC	2,838,820	—	—	2,838,820	—	—	—	—
Yunit	2,228,328	—	62,679	2,291,007	—	—	—	—
Other companies	—	20,735	119,490	140,225	—	(46,710)	595	(46,115)
	5,067,148	1,459,109,858	31,702,171	1,495,879,177	(2,544,417)	(46,710)	(1,674,248)	(4,265,375)

Euro

2011

	Loans granted	Shareholders and	Other		Shareholders and		Suppliers	Total
	to associated	Group companies	accounts	Total accounts	Group companies		and accrued	accounts
	companies	(debit balance) (a)	receivable (b)	receivable	(credit balance)	Loans obtained	expenses	payable
SUBSIDIÁRIAS:
PT Portugal	—	665,510,445	22,109,887	687,620,332	—	—	—	—
Africatel	—	334,061,209	14,769,532	348,830,741	—	—	—	—
PT Comunicações	—	591,236,464	20,270,018	611,506,482	(39,247,567)	—	(86,902)	(39,334,469)
TMN	—	9,282,847	24,501	9,307,348	—	—	(12,672)	(12,672)
PT Contact	—	19,589,435	567,289	20,156,724	—	—	—	—
PT Inovação	—	7,513,979	537,487	8,051,466	—	—	—	—
PT Móveis	—	78,359	35,134	113,493	(7,823,079)	—	—	(7,823,079)
PT Brasil	—	8,870,039	27,610	8,897,649	—	—	(959,370)	(959,370)
PT Participações	—	3,425,574	57,664	3,483,238	—	—	(274)	(274)
PT SI	—	269,947	38,827	308,774	(1,507,911)	—	(1,112)	(1,509,023)
PT Centro Corporativo	—	6,490,055	546,699	7,036,754	—	—	(317,504)	(317,504)
PT Sales	—	1,647,153	190,776	1,837,929	—	—	—	—
PT II	—	3,240,535	42,527	3,283,062	—	—	—	—
PT Pro	—	1,380,215	37,432	1,417,647	—	—	—	—
Outras empresas	—	2,129,454	212,848	2,342,302	(1,632,873)	—	(11,547)	(1,644,420)
ASSOCIADAS:
Sportinveste	2,595,500	—	23,079	2,618,579	—	—	—	—
INESC	2,916,971	—	—	2,916,971	—	—	—	—
Páginas Amarelas (Note 24)	—	—	—	—	—	—	(4,487,449)	(4,487,449)
Outras empresas	—	47,646	148,864	196,510	—	(52,618)	(56,457)	(109,075)
	5,512,471	1,654,773,356	59,640,174	1,719,926,001	(50,211,430)	(52,618)	(1,445,838)	(51,709,886)

(a)         As mentioned above, debit balances with shareholders and group companies relate mainly to loans granted and to accounts receivable under the tax consolidation regime.

(b)        This caption includes primarily accrued interest income on loans granted to affiliated companies.

In the years ended 31 December 2012 and 2011, the nature and detail of the main transactions with related parties are as follows:

Euro

	2012				2011
			Recorevy	Other			Recorevy	Other
	Net interest	Supplies and	of costs of	operacional	Net interest	Supplies and	of costs of	operacional
	and related	external	wages and	income	and related	external	wages and	income
	income	services	salaries	(expenses)	income	services	salaries	(expenses)
SUBSIDIARIES:
Africatel	32,857,420	—	—	1,209,961	45,816,928	—	—	(524,916)
PT Portugal	29,450,401	—	—	—	26,790,302	—	—	—
PT Comunicações	15,020,137	(338,882)	517,951	—	27,687,861	(332,038)	(153,713)	—
TMN	1,665,097	—	405,146	—	21,829	—	—	—
PT Contact	565,312	—	121,286	—	751,461	—	(1,800)	—
PT Centro Corporativo	378,941	(1,892,199)	1,343,463	—	444,884	(1,423,331)	1,517,536	—
PT Sales	234,924	—	24,700	—	261,485	—	—	—
Other companies	642,389	(375)	910,872	26,119	954,259	(3,007)	299,558	171,798
ASSOCIATED COMPANIES:
Sportinveste	52,216	—	—	—	87,242	—	—	—
Paginas Amarelas (Note 24)	—	—	—	—	—	—	—	(4,203,213)
Other companies	12,603	—	(1,706,990)	982,917	150,386	—	51,226	381
	80,879,440	(2,231,456)	1,616,428	2,218,997	102,966,637	(1,758,376)	1,712,807	(4,555,950)

Some of the major shareholders of Portugal Telecom are financial institutions and, in the ordinary course of business, Portugal Telecom and its subsidiaries entered into various transactions with those entities, including bank deposits, short-term investments and financings entered into by Group companies with those financial institutions, as well as  telecommunications services rendered by the Group to those entities. In addition, Visabeira (a service provider of Portugal Telecom’s wireline business) and Controlinveste (a media content provider) are also major shareholders of Portugal Telecom.

Transactions occurred during the year ended 31 December 2012 and balances on that date between Group companies and its major shareholders, excluding the outstanding balances related to bank deposits, short-term investments and financings, are as follows (including VAT):

Euro

	Revenues	Costs	Accounts	Accounts
Company	and gains (a)	and losses (a)	receivable	payable
BES	100,864,559	28,467,536	2,598,492	36,105
Caixa Geral de Depósitos	33,527,672	13,240,097	3,971,406	637,112
Visabeira	11,734,060	103,160,858	20,994,829	13,076,065
Controlinveste	2,670,350	52,691,602	512,548	10,355,585
Ongoing	857,306	3,895,190	3,164,133	1,078,681
Barclays	951,915	10,585,777	30,023	—
BlackRock	1,113	814,730	—	—
UBS	39	84,237	250	—
	150,607,014	212,940,027	31,271,681	25,183,548

(a)    Revenues and gains include sales and services rendered by Portugal Telecom and interest received on bank deposits, while costs and losses include supplies and external services provided to Portugal Telecom and interest paid on financing agreements and equity swaps.

The terms and contractual conditions in agreements entered into by Portugal Telecom and shareholders are similar to those applicable to other independent entities in similar transactions.

Pension and healthcare funds from PT Comunicações, which were incorporated to cover the Company’s post retirement benefits plans, are managed in accordance with an investment guideline approved by the Board of Directors of Portugal Telecom. The portfolio of assets held by these funds includes shares, bonds and other investments from our shareholders. As at 31 December 2012, the total exposure of these investments to BES, to Rocha dos Santos Holding and to Portugal Telecom or to its management was Euro 77 million, Euro 104 million and Euro 66 million, respectively, as compared to Euro 43 million, Euro 79 million and Euro 56 million as at 31 December 2011, respectively.

In 2012, Global Investment Opportunities SICAV (regulated by the Luxembourg CSSF), held by Portugal Telecom’s healthcare fund and managed by Global Investment Opportunities Partners, disposed to and acquired from affiliated companies of Ongoing Strategy Investment interests in several companies for the total amounts of Euro 26 million and Euro 77 million, respectively.

In 2012, Portugal Telecom’s healthcare fund subscribed its share in the public capital increase undertaken by Banco Espírito Santo for a total amount of Euro 21 million.

8.4.                           Other information

During the years ended 31 December 2012 and 2011, fixed remunerations of board members, which were established by the Remunerations Committee, amounted to Euro 5.73 million and Euro 5.32 million, respectively, an increase explained primarily by the change in the composition of the executive committee from 5 to 7 members in April 2011.

Until 2010, under the terms of the remuneration policy established by the Remunerations Committee, executive board members were entitled to receive: (i) an annual variable remuneration (“AVR”) related to the performance achieved in the year and payable in the following year, except for the amount in excess of 50% of the total variable remuneration attributed in the year, which payment was deferred for a period of 3 years, and (ii) variable remuneration related to the medium term performance (“VRMT”), which payment was deferred for a period of 3 years. As from 2011, under the terms of the new remunerations policy established by the Remunerations Committee, executive board members are entitled to receive an annual variable remuneration related to the performance achieved, of which 50% is payable in the following year and the remaining 50% is payable 3 years after if certain performance measures are achieved. In 2012, the annual variable remuneration of 2011 paid to the seven executive board members amounted to Euro 2.44 million, while in 2011 the annual variable remuneration of 2010 paid to the five executive board members amounted to Euro 2.34 million. In addition, in the year ended 31 December 2012 and in accordance with a deliberation of the Remunerations Committee, Portugal Telecom paid an amount of Euro 1.94 million to the executive board members regarding the VRMT of 2009, which payment had been deferred in that year. At the end of the 3 years term of office of the Chairman of the Board of Directors, the Evaluation Committee, taking into account his performance evaluation, in the exercise of its duties, proposed to the Compensation Committee the granting of a bonus, of which Euro 0.65 million were paid in 2012 and an equal amount was deferred for a three years period. The payments of variable remuneration that were deferred as at 31 December 2012 amounted to Euro 7.98 million. Portugal Telecom recognizes an accrual for variable remunerations on an annual basis.

Following the recommendation of some shareholders at the 2011 annual general meeting and based on a proposal of the Evaluation Committee, the Remunerations Committee approved an extraordinary variable remuneration payable to the Chairman and five executive board members regarding their performance under the Vivo transaction occurred in September 2010 and the acquisition of a strategic investment in Oi and Contax (Note 1). Under the terms of the remuneration policy of board members, in 2011, the chairman and five executive board members were paid 50% of the above mentioned extraordinary variable remuneration amounting to Euro 2.55 million, and the payment of the remaining 50% was deferred for a period of 3 years, which is conditional on the positive performance of the Company under the terms of the remuneration policy in place. Following the Vivo transaction and based on a board of directors’ recommendation, in December 2010, the executive committee approved the payment to the majority of Portugal Telecom’s employees of an extraordinary variable remuneration totalling Euro 14 million.

Additionally, in connection with the strategic partnership entered into with Oi and Contax, six of Portugal Telecom’s board members perform executive duties in these companies (entities jointly controlled by Portugal Telecom), having received in 2012 and 2011 a total fixed compensation of 2.39 million Brazilian Reais (Euro 0.95 million) and 2.82 million Brazilian Reais (Euro 1.21 million), respectively, which was established by the competent corporate bodies in accordance with local legislation.

In addition to the above mentioned remunerations, executive board members are also entitled to fringe benefits that are primarily utilized in their daily functions, in accordance with a policy defined for the Group.

During the years ended 31 December 2012 and 2011, key employees of Portugal Telecom’s management, as defined under the Securities Code, received fixed remunerations amounting to Euro 5.2 million (26 key employees) and Euro 5.6 million (29 key employees), respectively, and received variable remunerations amounting to Euro 2.5 and Euro 3.6 million, respectively.

As at 31 December 2012, there was one board member and five key employees, entitled to post retirement benefits under the plans of PT Comunicações, the corresponding liabilities of which amounted to Euro 3 thousand and Euro 82 thousand as at 31 December 2012, respectively.

As at 31 December 2012, there was no share based payment program or termination benefit in place.

For additional information regarding the remunerations of board members and key employees, please read the Corporate Governance Report included in the Consolidated Annual Report 2012.

9.             Other financial assets and liabilities

As at 31 December 2012 and 2011, these captions include the fair value of derivative financial instruments entered into by the Company and have the following composition:

Euro

	2012	2011
OTHER FINANCIAL ASSETS
Non-Current
Other	925	500
Total non-current	925	500
Current
Interest rate and currency swap	983,368	—
Total current	983,368	—
Total other financial assets	984,293	500
OTHER FINANCIAL LIABILITIES
Non-Current
Interest rate swaps:
Cash flow hedges	2,334,677	6,269,645
Held for trading	57,319	465,805
Interest rate and currency swap	—	1,796,673
Total non-current	2,391,996	8,532,123

The Company entered into several derivative financial instruments, primarily with the purpose of minimizing the risk of exposure to exchange and interest rate fluctuations. Derivative financial instruments are signed after a careful analysis of associated risks and rewards to this type of operation, taking into consideration information obtained from different institutions. These transactions are subject to a preliminary approval by the Company’s Executive Committee. The positions held by the Company, as well as the relevant financial markets, are regularly monitored. The fair value of these derivatives is determined on a regular basis in order to assess the fair value of these instruments and the related financial implications.

Interest rate risk

As at 31 December 2012, the portfolio of interest rate derivatives consisted of interest rate swaps denominated in Euros, which were entered into with the purpose of eliminating the risk of changes in the interest rates of loans obtained.

As detailed in the table above, these instruments are classified in the following categories:

•       Cash flow hedges

Changes in fair value of cash flow hedges are recorded directly in shareholders’ equity under the caption “Other reserves” and amounted to gains of Euro 3,934,968 in 2012 and losses of Euro 4,135,290 in 2011 (Note 14.4). Changes in fair value recognized in 2012 include a gain of Euro 4,038,000 million (Note 22), corresponding to the transfer to net income of accumulated losses associated with an interest rate swap settled in 2012, and a loss of Euro 103,032 corresponding to the change in fair value of derivative instruments. As at 31 December 2012 and 2011, the notional of these instruments amounted to Euro 71.4 million and Euro 163.6 million, respectively, with maturities between 1.0 and 2.0 years and between 0.2 and 2.0 years, respectively;

•       Held for trading

Changes in fair value of swaps held for trading are recorded in earnings under the caption “Increases/(reductions) in fair value” and amounted to gains of Euro 408,486 in 2012 and Euro 796,199 in 2011 (Note 22). As at 31 December 2012 and 2011, the notional of these instruments amounted to Euro 4.5 million and Euro 14.5 million, respectively, with an average maturity of 0.2 and 0.7 years, respectively.

Interest rate and foreign currency exchange risk

As at 31 December 2010, Portugal Telecom had a currency swap with exchange and interest rate components entered into with the purpose of eliminating the exposure to the change in the Euro/US Dollar exchange rate, resulting from a loan denominated in U.S. Dollars contracted in previous years. As at that date, the nominal value of this instrument amounted to 11 million American Dollars. The fair value of this instrument was included in the Balance Sheet under the same caption as the related loan obtained, while the change in its fair value was recognized on a net basis together with the interest and the foreign currency exchange rate fluctuation of the related loan. The loan and the currency swap were paid in December 2011, in the maturity of both instruments.

In 2010, Portugal Telecom and PT Finance (subsidiary company) entered into two currency swap contracts with exchange and interest rate components, in order to eliminate the exposure of PT Finance to the risk of exchange rate fluctuations in loans denominated in U.S. Dollars. Considering that the purpose of these derivatives was to hedge risk in PT Finance, they were classified in the company’s standalone financial statements as held for trading and their fair values were recognized under the captions of other financial assets and liabilities, as detailed in the table above. Changes in the fair value of these instruments were recognized in earnings under the caption “Increases/(reductions) in fair value” and amounted to a gain of Euro 1,539,189 in 2012 and a loss of Euro 605,543 in 2011 (Note 22). During the years 2012 and 2011, the Company made payments associated with these financial instruments amounting to Euro 1,240,852 and Euro 1,421,859, respectively.

10.          Income taxes

10.1.                     Introduction

In 2011, the Company was subject to Corporate Income Tax at a rate of 25%, which was increased up to a maximum of 1.5% of taxable income through a municipal tax and by a 2.5% state surcharge applicable to taxable income in excess of Euro 2 million, leading to a maximum aggregate tax rate of approximately 29.0%. For the years 2012 and 2013, following a change in tax legislation that occurred in late 2011, the Company is subject to corporate income tax at a rate of 25%, increased (1) up to a maximum of 1.5% of taxable income through a municipal tax, and (2) by a 3.0% and 5.0% state tax applicable on taxable income between Euro 1.5 million and Euro 10.0 million (Euro 7.5 million as from 1 January 2013, following a change in Portuguese tax legislation occurred in December 2012) and on taxable income in excess of Euro 10.0 million (Euro 7.5 million as from 1 January 2013), respectively, resulting in a maximum aggregate tax rate of approximately 31.5%, as compared to a maximum aggregate tax rate of 29.0% that was applicable for the year 2011. In 2011, in accordance with the tax legislation in force in that year, the Company applied the municipal tax to consolidated taxable income and the state surcharge to the standalone taxable income of each of the companies included in the Portugal Telecom’s tax consolidation. As from 1 January 2012, following a change in the Portuguese tax legislation occurred in the end of 2011, the municipal tax is applied to the standalone taxable income of each of the companies included in the Portugal Telecom’s tax consolidation and not only to the consolidated taxable income.

In 2012, the Company reported a tax loss on a standalone basis, while in 2011 reported a tax profit, the taxable income of which did not exceed Euro 2 million and, accordingly, the Company applied the aggregate tax rates of 25.0% and 26.5% to compute its current income tax estimate in 2012 and 2011, respectively. In addition, based on its expectations regarding the standalone taxable income in future years, the Company changed in 2011 the tax rate used to recognize deferred taxes from 26.5% to 25.0%.

Income taxes are computed based on the tax rate mentioned above and are determined on the basis of profit before-tax adjusted in accordance with tax legislation.

In the year ended 31 December 2012, the Company’s taxable income was estimated in accordance with the special taxation regime for groups of companies (“tax consolidation”), including the following companies: PT Comunicações, S.A.; TMN — Telecomunicações Móveis Nacionais, S.A.; PT Contact — Telemarketing e Serviços de Informação, S.A.; PT Imobiliária, S.A.; PT Inovação, S.A.; PT Móveis, SGPS, S.A.; PT Pro - Serviços Administrativos e de Gestão Partilhados, S.A.; PT-Sistemas de Informação, S.A.; PT Compras - Serviços de Consultoria e Negociação, S.A.; PT Participações SGPS, S.A.; PT Investimentos Internacionais — Consultoria Internacional, S.A.; PT Prestações — Mandatária de Aquisições e Gestão de Bens, S.A.; PT Portugal, SGPS, S.A.; PT Sales, S.A.; PT Centro Corporativo, S.A.; Infonet Portugal — Serviços de Valor Acrescentado, Lda; Openidea, Tecnologias de Telecomunicações e Sistemas de Informação, S.A.; PT Data Center, S.A.; and PT BlueClip, S.A..

In accordance with the prevailing legislation, tax returns are subject to review and correction by the tax authorities during a period of four years (five years for Social Security), except where there have been tax losses, tax benefits have been granted, or there are inspections, claims or challenges under way; in such cases, these periods may be extended or suspended, depending on the circumstances. Based upon the information supplied by its tax advisory services, the Board of Directors considers that any corrections to the tax returns that might result from reviews carried out by the tax authorities will not have a material effect on the financial statements as at 31 December 2012, considering the provisions recorded and the current expectations of settlement of the tax contingencies described in Note 15.

10.2.                     Deferred taxes

In determining income tax expense for the year, besides the current tax based on profit before-tax adjusted in accordance with tax legislation, it is also considered the effects of temporary differences between the tax and accounting bases of assets and liabilities, arising in the year or in previous years.

Movements occurred in deferred tax assets during the years ended 31 December 2012 and 2011 were as follows:

Euro

2012

	Financial	Tax losses	Other temporary
	instruments	carryforward	differences	Total
Opening balance	4,188,083	115,703,314	1,351,081	121,242,478
Increases (reductions)
Net income	(936,866)	78,805,657	1,430,177	79,298,968
Shareholders’ equity (Note 14.4)	(983,742)	—	—	(983,742)
Closing balance	2,267,475	194,508,971	2,781,258	199,557,704

Euro

2011

			Other
	Financial	Tax losses	temporary
	instruments	carryforward	differences	Total
Opening balance	4,439,337	—	1,432,146	5,871,483
Increases (reductions)
Net income	(1,095,823)	115,703,314	—	114,607,491
Shareholders’ equity (Note 14.4)	1,095,853	—	—	1,095,853
Change in the statutory tax rate
Net income	(157,239)	—	(81,065)	(238,304)
Shareholders’ equity (Note 14.4)	(94,045)	—	—	(94,045)
Closing balance	4,188,083	115,703,314	1,351,081	121,242,478)

Changes in deferred tax assets recorded in shareholders’ equity under the caption “Other reserves” (Note 14.4) correspond to the tax effect associated with the change in the fair value of interest rate derivatives classified as cash flow hedges.

Deferred tax assets relating to tax losses carry forward resulted from the tax losses recognized by Portugal Telecom’s tax consolidation in the years ended 31 December 2011 and 2012. In accordance with current tax legislation, tax losses can be used for a four and five year period following the year in which they were generated, respectively, with a limit of 75% of taxable income in each year. Based on projections of earnings of Group companies for the coming years, adjusted for any differences between accounting and tax bases, and considering certain financial transactions to be undertaken in the future, the Company believes that these deferred tax losses are recoverable.

Deferred tax liabilities amounting to Euro 14,286,361 as at 31 December 2012 and 2011 correspond to the tax effect associated with the equity component of the exchangeable bonds issued by Portugal Telecom in 2007 (Note 14.4). In 2011, following the above mentioned change in the tax rate from 26.5% to 25%, this deferred tax liability was reduced by Euro 857,181 (Note 14.4), which was recognized as a gain directly in equity.

10.3.                     Tax rate reconciliation

In the years ended 31 December 2012 and 2011, the reconciliation between the expected tax computed by applying the nominal tax rate to income before taxes and the total income tax is as follows:

Euro

	2012	2011
Income before taxes	127,754,064	212,340,316
Nominal tax rate	25.0%	26.5%
Expected tax	31,938,516	56,270,184
Tax losses used in connection with RETGS	(78,805,657)	(115,703,314)
Permanent differences (a)	(41,174,555)	(50,768,276)
Current income tax from previous years	(13,053,409)	(11,868,507)
Disposal of UOL (b)	—	3,962,755
Municipal tax (c)	—	(6,096,623)
Other	(1,646,234)	(5,715,724)
	(102,741,339)	(129,919,505)
Income tax
Income tax-current (d)	(23,442,371)	(15,550,318)
Deferred tax	(79,298,968)	(114,369,187)
	(102,741,339)	(129,919,505)

(a)    Permanent differences are as follows:

Euro

	2012	2011
Recognition of deferred capital gains (Note 19)	(141,732,555)	—
Gain related to the tax consolidation regime (Note 19)	(89,730,210)	(101,610,391)
Equity method of accounting (Note 19)	62,466,453	(90,759,112)
Financial costs non-deductible for tax purposes	2,543,096	653,679
Provisions and adjustments non-deductible for tax purposes	(92,979)	503,653
Other	1,847,975	(366,228)
	(164,698 ,220)	(191,578,399)
Nominal tax rate	25.0%	26.5%
	(41,174,555)	(50,768,276)

(b)    This caption corresponds to the difference between (1) the tax paid by the Company in Brazil under the disposal of the investment in UOL, amounting to Euro 7,114,332 (Note 4), and (2) the tax effect of Euro 3,151,577 related to the gain recorded under this transaction, amounting to Euro 11,892,743 (Note 19), determined based on the nominal tax rate (26.5%).

(c)     This caption corresponds to the effect of municipal tax on losses recorded by subsidiaries included in the tax consolidation regime of Portugal Telecom, to the extent that such losses were recorded on a standalone basis at a rate of 25.0%, in accordance with the tax legislation, but are recovered at a rate of 26.5% in the tax consolidation. This is no longer applicable in 2012 since as from 1 January 2012, as mentioned above, the municipal tax of up to 1.5% now applies to the standalone income tax and not only to the consolidated taxable income.

(d)    As at 31 December 2012 and 2011, this caption is as follows:

Euro

	2012	2011
Income tax of the current year	(10,388,962)	(10,796,143)
Adjustments to income taxes from previous years	(13,053,409)	(11,868,507)
Income tax paid in Brazil regarding to the disposal of UOL (Note 4)	—	7,114,332
	(23,442,371)	(15,550,318)

11.          State and other public entities

As at 31 December 2012 and 2011, this caption consists of:

Euro

	2012		2011
	Debit	Credit	Debit	Credit
	balances	balances	balances	balances
Corporate income taxes	45,029,656	—	56,556,902	37,039
Personnel income taxes	—	182,413	—	33,616
Value added tax	308,264	—	448,610	—
Social security taxes	—	7,294	—	8,310
Other taxes	—	9,131	—	10,956
	45,337,920	198,838	57,005,512	89,921

12.          Other accounts receivable

As at 31 December 2012 and 2011, the detail of this caption is as follows:

Euro

	2012	2011
OTHER ACCOUNTS RECEIVABLE
Current
Unbilled financial charges	30,020,907	59,264,575
Unbilled revenues (a)	—	10,166,620
Other	4,910,168	5,753,427
	34,931,075	75,184,622
Accumulated impairment losses (b)	—	(4,100,532)
Total other accounts receivable	34,931,075	71,084,090

(a)    This caption includes unbilled management fees for services rendered to Vivo between April and August 2008, under the management fee contract entered into with this entity in previous years, which terminated in August 2008. These services were billed and received in 2012 (Note 4).

(b)    During the year 2012, from the total adjustments to accounts receivable recognized as at 31 December 2011, an adjustment of Euro 4,063,283 was reversed through net income and in addition, the remaining amount of Euro 37,249 was used in 2012.

13.          Deferrals

As at 31 December 2012 and 2011, the detail of this caption is as follows:

Euro

	2012	2011
PREPAID EXPENSES
Current
Interest and other financial expenses	21,403,508	6,959,663
Other	254,121	237,967
Total current prepaid expenses	21,657,629	7,197,630
DEFERRED INCOME
Non-Current
Capital gains in intra-Group transactions	4,718,028,309	4,859,760,864
Other	956,009	956,009
Total non-current deferred income	4,718,984,318	4,860,716,873

The detail and movement of deferred capital gains recorded as a result of the disposal of financial investments to other Group companies are as follows:

Euro

	Balance
	31 Dec 2010	Movement	Balance
	and 31 Dec 2011	in 2012 (Note 19)	31 Dec 2012
TMN	1,957,311,137	(141,732,555)	1,815,578,582
PT Comunicações	2,363,130,109	—	2,363,130,109
PT Ventures	306,943,829	—	306,943,829
PT Inovação	120,592,746	—	120,592,746
PT Pro	67,321,604	—	67,321,604
PT SI	44,458,071	—	44,458,071
PT Sales	3,368	—	3,368
	4,859,760,864	(141,732,555)	4,718,028,309

Capital gains recorded as a result of the disposal of financial investments to other Group companies are recognized in earnings upon the disposal of the investments to outside the Group or on the same proportion that goodwill or assets and liabilities identified under the purchase price allocation are recognized in net income by the acquirers. Both the recognition of capital gains and the effect of the recognition of goodwill, indirectly through the equity method of accounting, are included under the caption “Equity in earnings (losses) of affiliated companies” (Note 19).

Deferred capital gain related to TMN was initially recorded in 2006 in connection with the disposal to PT Portugal of the investments previously held by Portugal Telecom in TMN and PT Comunicações. As SNC was not yet in force in that year, PT Portugal recognized as goodwill the entire difference between the acquisition price and the shareholders’ equity of the referred companies. In the end of 2010, PT Portugal disposed of its investment in TMN to PT Comunicações, and the latter, in accordance with SNC, concluded the purchase price allocation of this investment in 2011, having for that purpose adjusted the net assets acquired to the corresponding fair value, which led to a reduction of the goodwill initially recorded. Since a portion of the goodwill initially recorded by PT Portugal is now recorded at PT Comunicações as an adjustment to the fair value of TMN’s net assets acquired, the deferred capital gain recorded in the Company’s Balance Sheet is being recognized through earnings on the same basis that the referred adjustment is amortized through net income in the financial statements of PT Comunicações, corresponding to the useful life period of the adjusted assets.

14.          Shareholders’ equity

14.1.       Share capital

As at 31 December 2012, the Company’s share capital was fully paid and amounted to Euro 26,895,375, and was represented by 896,512,000 ordinary shares and 500 Class A shares, with a nominal value of 3 cents of Euro each.

Following the General Shareholders’ Meeting of Portugal Telecom held on 26 July 2011, an amendment to the by-laws of the Company was approved, which resulted in the elimination of the special rights granted to the 500 Class A shares.

14.2.                     Treasury shares

As at 31 December 2012 and 2011, the detail of this caption is as follows:

Euro

	2012	2011
Equity swap contracts (Note 16.6)	178,071,826	178,071,826
Shares held by Oi (Notes 1 and 7)	159,449,090	148,311,037
	337,520,916	326,382,863

The equity swaps were entered into by Portugal Telecom over 20,640,000 treasury shares and were recognized as an effective acquisition of treasury shares, thus implying the recognition of a corresponding financial liability for the respective acquisition cost, amounting to Euro 178,071,826 (Note 16.6).

Under the strategic partnership entered into between Portugal Telecom and Oi, under which it was envisaged the acquisition by Oi of up to 10% of the outstanding shares of Portugal Telecom, Oi acquired 89,651,205 shares of Portugal Telecom up to 31 December 2012, representing 10% of the share capital. The Company’s effective interest in this investment, held indirectly through Bratel Brasil (a subsidiary of PT Group that holds the investments in the Oi Group and that is indirectly held by PT Portugal), was included in the Balance Sheet as treasury shares. The change occurred during the year ended 31 December 2012 reflects (1) a reduction of Euro 12,060,380 (Notes 1 and 7) corresponding to the effect of the corporate restructuring of the Oi Group concluded in March 2012, as a result of which the Company’s interest in Oi was reduced (Note 1), and (2) an increase of Euro 23,198,433 (Note 7) corresponding to the Company’s interest in the 25,093,639 shares of Portugal Telecom acquired by Oi during the months of April and May of 2012.

14.3.       Legal reserve

Portuguese law provides that at least 5% of each annual profits must be appropriated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders but may be capitalized or used to absorb losses, once all other reserves and retained earnings have been exhausted.

As at 31 December 2012, the legal reserve was already fully incorporated in accordance with Portuguese law, and amounted to Euro 6,773,139.

14.4.       Other reserves

The composition and movements in this caption in the years ended 31 December 2011 and 2012 are as follows:

Euro

		Conversion	Reserves
		option of	for treasury
	Free	exchangeable	shares	Interest rate	Other
	reserves	bonds (a)	cancelled (b)	swaps(c)	reserves	Total
Balance as at 1 January 2011	105,209,244	42,001,900	6,970,320	(1,568,751)	5,843,644	158,456,357
Changes in fair value of interest rate swap:
Gains (losses) (Note 9)	—	—	—	(4,135,290)	—	(4,135,290)
Tax effect (Note 10)	—	—	—	1,095,853	—	1,095,853
Change in the statutory tax rate (Note 10)	—	857,181	—	(94,045)	—	763,136
Balance as at 31 December 2011	105,209,244	42,859,081	6,970,320	(4,702,233)	5,843,644	156,180,056
Changes in fair value of interest rate swap:
Gains (losses) (Note 9)	—	—	—	3,934,968	—	3,934,968
Tax effect (Note 10)	—	—	—	(983,742)	—	(983,742)
Transfer to retained earnings	—	—	—	—	(5,843,644)	(5,843,644)
Balance as at 31 December 2012	105,209,244	42,859,081	6,970,320	(1,751,007)	—	153,287,638

(a)    This caption corresponds to the fair value of the conversion option included in the exchangeable bonds issued by the Company, amounting to Euro 57,145,442 (Note 16.1), net of the related tax effect, amounting to Euro 14,286,361 (Note 10).

(b)    This caption corresponds to a non-distributable reserve equivalent to the nominal value of the shares cancelled and has the same legal regime as the legal reserve. As at 31 December 2012 and 2011, this reserve relates to shares cancelled on 20 December 2007, 24 March 2008 and 10 December 2008.

(c)     This caption includes the effect of changes in fair value of interest rate swaps entered into by the Company that are classified as cash flow hedges, net of the related tax effect.

14.5.       Adjustments to financial assets

During the years ended 31 December 2012 and 2011, the movements in this caption were as follows:

Euro

		Currency	Other changes
	Unpaid	translation	in shareholders’
	dividends	adjustments	equity	Total
Balance as at 1 January 2011	7,066,108	68,435,709	352,978,455	428,480,272
Equity method (Note 7) (a)	—	(238,054,786)	(154,259,506)	(392,314,292)
Disposal of UOL (b)	—	(24,405,019)	540,828	(23,864,191)
Transfer to retained earnings (c)	—	—	(42,114,137)	(42,114,137)
Unpaid dividends from subsidiaries and associated companies	1,276,199	—	—	1,276,199
Other movements (d)	—	(2,396,573)	195	(2,396,378)
Balance as at 31 December 2011	8,342,307	(196,420,669)	157,145,835	(30,932,527)
Equity method (Note 7) (a)	—	(378,892,745)	(1,581,460)	(380,474,205)
Transfer to retained earnings (c)	—	—	(31,819,549)	(31,819,549)
Unpaid dividends from subsidiaries and associated companies	943,300	—	—	943,300
Balance as at 31 December 2012	9,285,607	(575,313,414)	123,744,826	(442,282,981)

(a)    Negative foreign currency translation adjustments recorded in connection with the equity method of accounting, amounting to Euro 378,892,745 and Euro 238,054,786 in 2012 and 2011, respectively, relate primarily to the impact of the depreciation of the Brazilian Real against the Euro in both years. Other changes in shareholders’ equity resulting from the application of the equity method of accounting, totaling net losses of Euro 1,581,460 in 2012 and Euro 154,259,506 in 2011, include primarily: (1) a gain of Euro 49 million (Note 1), in 2012 corresponding to the impact of the corporate restructuring of the Oi Group; (2) net actuarial losses recognized by PT Comunicações in connection with its post retirement benefit obligations (Euro 53 million in 2012 and Euro 54 million in 2011); (3) the effects resulting from the periodic reassessment of the revalued amount of certain tangible fixed assets of PT Comunicações that are recognized in accordance with the revaluation model (Euro 95 million in 2011); and (4) other changes in shareholders’ equity of other affiliated companies.

(b)    The investment in UOL was classified as a non-current asset held for sale as at 31 December 2010, following an offer received in December of that year for its disposal. This disposal was only completed on 27 January 2011 and, therefore foreign currency translation adjustments recognized in 2011 include (1) a loss of Euro 3,020,512 related to translation adjustments between 31 December 2010 and the date of the sale, and (2) an amount of Euro 21,384,507 (Note 4) corresponding to the cumulative foreign currency translation adjustments recycled to net income upon the completion of the disposal. Additionally, other changes in shareholders’ equity related to this investment, amounting to Euro 540,828, were transferred to retained earnings.

(c)     These movements relate to the realization of the revaluation reserve of PT Comunicações.

(d)    This caption consists primarily of the accumulated amount of the currency translation adjustments related to the investment in PT Ásia, amounting to Euro 2,396,573 (Note 19), which was recognized in net income following the liquidation of this company in 2011.

14.6.       Application of earnings

In the years ended 31 December 2012 and 2011, Portugal Telecom paid the following amounts as dividends:

Euro

	2012	2011
Ordinary dividend (i)	569,317,125	569,317,125
Extraordinary dividend	—	569,317,125
	569,317,125	1,138,634,250

(i)        This caption includes Euro 188,312,588 paid in January 2012, corresponding to an advance on account of 2011 profit, as approved by the Board of Directors held on 15 December 2011, and Euro 381,004,537 paid in May 2012.

On 6 May 2011, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 1.30 Euros per share, which was paid on 3 June 2011. This amount includes 65 cents per share corresponding to the ordinary dividend relating to the year 2010 and 65 cents relating to the total exceptional dividend of 1.65 Euros proposed by Portugal Telecom following the disposal of its investment in Brasilcel, of which 1 Euro per share had already been paid in December 2010, as an advance on account of 2010 profit. Therefore, in the year ended 31 December 2011, Portugal Telecom paid a total amount of Euro 1,138,634,250 relating to 875,872,500 shares (896,512,500 issued shares net of 20,640,000 own shares held through equity swap contracts), which includes an amount of Euro 20,646,929 (Note 7) paid to Telemar Norte Leste in relation to a portion of the shares held by this entity corresponding to Portugal Telecom’s effective interest in Oi, resulting in a net impact on shareholders’ equity amounting to Euro 1,117,987,321. As approved by that Annual General Meeting, the remaining amount of net income for the year 2010 was transferred to retaining earnings.

In December 2011, as approved by the Board of Directors of Portugal Telecom on 15 December, the Company attributed to its shareholders an advance on account of 2011 profit totalling Euro 188,312,588 (Note 8.1), equivalent to a dividend of Euro 21.5 cents per share, which includes an amount of Euro 3,512,719 (Note 7) payable to Telemar Norte Leste, resulting in a net effect on shareholder’s equity amounting to Euro 184,799,868. In January 2012, Portugal Telecom settled the total amount of Euro 188,312,588, as mentioned above.

On 27 April 2012, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 0.65 Euros per share, of which 21.5 cents had already been paid in 4 January 2012 as an advance on account of 2011 profit and the remaining 43.5 cents per share were paid on 25 May 2012. Consequently, in May 2012, Portugal Telecom paid a total amount of Euro 381,004,537 in relation to 875,872,500 shares, which includes an amount of Euro 9,067,098 (Note 7) paid to Telemar Norte Leste in relation to a portion of the Portugal Telecom’s 64,557,566 shares held by this entity corresponding to Company’s effective interest in Oi, resulting in a net impact on shareholders’ equity amounting to Euro 371,937,439.

15.          Provisions and contingent liabilities

15.1.       Movements occurred in provisions

During the years ended 31 December 2012 and 2011, the movements in provisions were as follows:

Euro

2012

			Negative financial	Other
	Taxes	Litigation	investments	provisions	Total
Opening balance	32,044,768	—	—	354,841	32,399,609
Increases	12,924,536	6,563	—	—	12,931,099
Reductions	(8,938,981)	—	—	—	(8,938,981)
Utilizations	(34,767)	—	—	—	(34,767)
Other	7,743,464	—	—	—	7,743,464
Closing balance	43,739,020	6,563	—	354,841	44,100,424
Current provisions	43,739,020	6,563	—	—	43,745,583
Non-current provisions	—	—	—	354,841	354,841

Euro

2011

			Negative financial	Other
	Taxes	Litigation	investments	provisions	Total
Opening balance	31,541,115	95,000	55,295	354,841	32,046,251
Increases	2,497,375	—	—	—	2,497,375
Reductions	(1,993,722)	(40,000)	—	—	(2,033,722)
Utilizations	—	(55,000)	—	—	(55,000)
Other	—	—	(55,295)	—	(55,295)
Closing balance	32,044,768	—	—	354,841	32,399,609
Current provisions	32,044,768	—	—	—	32,044,768
Non-current provisions	—	—	—	354,841	354,841

Movements in provisions for taxes relate to payments made in connection with tax contingencies from previous years and to the assessment made by the Company regarding tax contingencies resulting from inspections in progress.

Provisions for negative financial investments relate to losses in subsidiaries and associated companies that have negative shareholders’ equity, and are computed based on the Company’s share in the shareholders’ equity of those entities. Movement in these provisions during the year ended 31 December 2011 corresponds to the liquidation of PT Ásia.

15.2.       Proceedings with probable losses

Provisions for taxes relate to several tax contingencies regarding Corporate Income Tax, Value Added Tax and Social Security Tax, among other taxes and fees. Provisions for litigation relate to legal actions against the Company, which were estimated based on the opinion of the internal and external legal counsels.

15.3.       Proceedings with possible and remote losses

As at 31 December 2012, the Company, in accordance with NCRF 21 and based on the opinion of the its internal and external legal counsels, classified as possible the risk of loss of several tax contingencies totalling Euro 28.4 million (Euro 13.6 million as at 31 December 2011), which relate primarily to Corporate Income Tax. Additionally, as at 31 December 2012, the Company classified as remote the risk of loss of several tax contingencies totalling Euro 73.1 million (Euro 70.5 million as at 31 December 2011), that also relate mainly to Corporate Income Tax.

As at 31 December 2012, there were other tax contingencies against certain Portuguese Group companies, the risk of loss of which is considered remote and relate primarily to the deductibility of certain financial costs incurred between 2004 and 2010 (Euro 169 million) and the deductibility of a capital loss generated in 2006 following the liquidation of a subsidiary (Euro 63 million). The Company already received tax assessments regarding these matters for all the years mentioned above and presented bank guarantees to the tax authorities totalling Euro 316 million (Note 27) for the years 2005 to 2009. As at 31 December 2012, Portugal Telecom strongly disagrees with these assessments and, based on the opinion of its tax advisers, considers that there are solid arguments to oppose the position of the tax authorities.

16.          Loans obtained

Loans obtained as at 31 December 2012 and 2011 have the following composition:

Euro

	2012		2011
	Non-current	Current	Non-current	Current
Exchangeable bonds	734,365,305	—	725,640,841	—
Bonds	400,000,000	—	—	—
Centralized cash management	—	46,710	—	9,302,552
Bank loans
External loans	527,142,855	74,489,181	501,632,036	92,445,905
Domestic loans	100,000,000	—	—	—
Other loans
External loans	—	—	150,000,000	—
Domestic loans	—	175,750,000	—	554,000,000
Liability related to equity swaps on treasury shares	—	73,210,079	—	93,767,519
Leases	209,284	223,294	183,299	232,116
	1,761,717,444	323,719,264	1,377,456,176	749,748,092

16.1.  Exchangeable bonds

In 2008, the Company issued 15,000 convertible bonds with a nominal value of Euro 50,000 each, through a private subscription that was fully subscribed by its subsidiary PT Finance.

The issuance was held to support the issuance by PT Finance in July 2007 of exchangeable bonds convertible into fully paid ordinary shares of Portugal Telecom, denominated “Euro 750,000,000.00, 4.125 per cent Exchangeable Bonds due 2014 exchangeable for new and/or existing ordinary shares of Portugal Telecom, SGPS, S.A.” (“Exchangeable Bonds”) in order to enable PT Finance to satisfy conversion requests that eventually may be made by the owners of Exchangeable Bonds. The conditions for the issuance of these convertible bonds replicate the terms of the Exchangeable Bonds.

Exchangeable bonds represent a compound instrument and accordingly the market value of the equity component (conversion option into shares) was recognized directly in shareholders’ equity as of the date the bonds were issued and amounted to Euro 57,145,442 (Note 14.4), while the financial liability component is recorded by the amortized cost method.

16.2.  Bonds

In July 2012, Portugal Telecom launched a Public Bond Subscription Offering in the Portuguese market for the general public, under the €7,500,000,000 Euro Medium Term Note Programme. The offer size was Euro 400 million, amount that was entirely subscribed (Note 4). These bonds have a four-year term and receive interest at a fixed rate of 6.25% per year, to be paid semiannually.

16.3.  Bank loans

As at 31 December 2012 and 2011, bank loans include: (1) financings obtained from the European Investment Bank (“EIB”), amounting to Euro 601,632,036 as at 31 December 2012, including a loan of Euro 100,000,000 obtained in May 2012 and maturing in October 2019, and Euro 594,077,941 as at 31 December 2011; and (2) a financing obtained from another financial institution in July 2012, amounting to Euro 100,000,000 (Note 4) and maturing in July 2016.

As at 31 December 2012 and 2011, Portugal Telecom had presented guarantees to EIB, amounting to Euro 515,000,000 and Euro 438,571,429, respectively, related to the above mentioned financings.

As at 31 December 2012 and 2011, the Company’s bank loans were entirely denominated in Euros and bear interest at annual interest rates that vary between:

Euro

	2012	2011
Maximum interest rate	4.81%	5.00%
Minimum interest rate	1.17%	1.83%

Additionally, as at 31 December 2012, the Company is borrower, jointly with PT Comunicações and PT Finance, in the following Credit Facilities:

Euro

Initial date	Maturity	Amount
April 2011(i)	June 2016	800,000,000
October 2004	January 2015	100,000,000
January 2009	January 2013	50,000,000
		950,000,000

(i)        Portugal Telecom entered into this facility initially in April 2011 for a total amount of Euro 1,200 million and, in June 2012, concluded the renegotiation of this credit facility having extended its maturity from March 2014 to June 2016 while its amount was changed from Euro 1,200 million to Euro 800 million.

As at 31 December 2012, PT Finance was using an amount of Euro 750 million under the above facilities.

The Company is also borrower, jointly with PT Comunicações and PT Finance, in an Export Credit Facility amounting to Euro 180,000,000, with maturity up to 2023. As at 31 December 2012, PT Finance was using an amount of Euro 61 million under these contracts.

16.4.  Other external loans

As at 25 June 1999, the Company issued a commercial paper program, which following several changes made since that date had a maximum amount of Euro 3,500,000,000 as at 31 December 2012. This program is in place until 7 July 2013, and is automatically renewable for successive periods of two years, until 7 July 2025, unless terminated by either party. As at 31 December 2012 and 2011, the Company was not using any amount under this program.

As at 1 June 2000, the Company issued another commercial paper program, which following several changes made since that date had a maximum amount of Euro 3,000,000,000 as at 31 December 2012. This program is in place until 1 June 2014, and is automatically renewable for successive periods of two years, until 1 June 2020, unless terminated by either party. As at 31 December 2012, the Company was not using any amount under this program, while as at 31 December 2011 the emissions made by the Company under this program amounted to Euro 150,000,000.

16.5.  Other domestic loans

Portugal Telecom entered into several commercial paper programs, under which it has issued a total amount of Euro 175,750,000 as at 31 December 2012, maturing in January 2013. In addition, under these programmes, the Company had available an underwritten amount of Euro 200 million as at 31 December 2012.

In January 2013, Portugal Telecom entered into a new commercial paper program for a total amount of Euro 400 million, including an underwritten amount of Euro 200 million.

16.6.  Liability related to equity swaps on treasury shares

This caption relates to equity swap contracts entered into by Portugal Telecom over 20,640,000 treasury shares, which were recognized as an effective acquisition of treasury shares, thus implying the recognition of a corresponding financial liability for the respective acquisition cost in the amount of Euro 178,071,826 (Note 14.2). In December 2011 and 2012, Portugal Telecom settled the amounts of Euro 84,304,307 and Euro 20,557,440 (Note 4), respectively, following which the outstanding amount due was reduced to Euro 93,767,519 as at 31 December 2011 and to Euro 73,210,079 as at 31 December 2012.

16.7.  Finance leases

Obligations under finance lease contracts resulted primarily from the lease of transportation equipment, under which there are generally purchase options in the term of these contracts. As at 31 December 2012 and 2011, assets under finance lease contracts recognized in the Company’s balance sheet had a carrying amount of Euro 464,592 and Euro 477,594, respectively, and correspond to the caption “Transportation equipment” of the tangible fixed assets.

As at 31 December 2012 and 2011, the maturity of minimum lease payments under finance lease contracts was as follows:

Euro

	2012			2011
	Capital	Interest	Total	Capital	Interest	Total
Until 1 year	223,294	14,791	238,085	232,116	10,658	242,774
Between 1 and 2 years	139,553	6,687	146,240	136,514	3,861	140,375
Between 2 and 3 years	69,731	1,411	71,142	46,785	479	47,264
	432,578	22,889	455,467	415,415	14,998	430,413

16.8.  Maturity of non-current debt

As at 31 December 2012 and 2011, medium and long-term debt matured on the following years:

Euro

	2012	2011
Between 1 and 2 years	795,576,287	74,625,695
Between 2 and 3 years	25,426,874	936,759,055
Between 3 and 4 years	525,357,143	25,357,143
Between 4 and 5 years	25,357,140	25,357,143
More than 5 years	390,000,000	315,357,140
	1,761,717,444	1,377,456,176

16.9.  Other information

As at 31 December 2012, the main financial covenants included in financing agreements in which the company intervenes are as follows:

•             Change in control

The exchangeable bonds, the credit facilities amounting to Euro 1,180 million and the loans obtained from EIB totalling Euro 602 million as at 31 December 2012, establish penalties in the case of any change of control of Portugal Telecom. According to the terms and conditions of these debt instruments, a change of control would occur if any person or group of persons acting in concert acquires or controls more than 50 per cent of the voting rights, whether obtained by ownership of share capital, the holding of voting rights or pursuant to the terms of a shareholders’ agreement. In certain cases, gaining the power to appoint or remove all, or the majority, of the directors of the company or to give directions with respect to the operating and financial policies of the company with which the directors of the company are obliged to comply is also considered a change of control.

The Euro 1,000 million and Euro 750 million Eurobonds issued by PT Finance in 2009, the Euro 600 million Eurobond issued by PT Finance in 2011 and the Euro 750 million Eurobond issued by PT Finance in 2012 establish penalties in the case of any change of control of Portugal Telecom, as described above, only if simultaneously a rating downgrade to sub-investment grade occurs or a rating downgrade occurs (in case the securities are sub-investment grade securities) during the Change of Control Period, as defined under the terms and conditions of these notes.

•             Credit rating

Certain loan agreements with the EIB, totalling Euro 82 million as at 31 December 2012, stated that Portugal Telecom could be asked to present a guarantee acceptable by the EIB if, at any time, the long-term credit rating assigned by the rating agencies to Portugal Telecom is reduced from the rating assigned by the time the clause was included (BBB- by S&P, Baa2 by Moody’s and BBB by Fitch). As at 31 December 2012,

the repayment schedule of the Euro 82 million loans includes Euro 46 million payable in 2013 and Euro 36 million payable in 2014.

In 2011, Portugal Telecom and the EIB have agreed to increase the spread of those loans, with no other consequence, as a result of the revision of Portugal Telecom’s credit rating.

On 23 December 2011, Moody’s announced the downgrade of Portugal Telecom’s long-term rating from Baa3 to Ba1. On 16 February 2012, S&P announced its review of the credit rating attributed to Portugal Telecom, downgrading the long-term rating from BBB- to BB+, and the short-term rating from A-3 to B. Following these developments, Portugal Telecom has agreed with the EIB to open a cash deposit amounting to a portion of the amount due under the loan agreements that include the credit rating covenant, pledged in favour of the EIB. The amount deposited in this account, which amounted to Euro 42 million as at 31 December 2012, will be reduced as loans are repaid. Portugal Telecom and the EIB have also agreed that further upgrades or downgrades of the credit rating assigned to the Company will lead to, respectively, decreases or increases in the amount deposited, with no other consequence, which is applicable to the downgrade announced by S&P on 11 February 2013, from BB+ to BB, with negative outlook.

•             Control/disposal of subsidiaries

Certain credit facilities, in the total amount of Euro 980 million, state that Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal or exceed 10% of total consolidated assets or which total revenues also equal or exceed 10% of total consolidated revenues.

•             Disposal of assets

Credit facilities, totalling Euro 150 million, and the EIB loans, totalling Euro 602 million as at 31 December 2012, include certain restrictions regarding the disposal of assets by Portugal Telecom.

•             Financial ratios

Certain credit facilities totalling Euro 1,180 million require that the ratio Consolidated Net Debt/EBITDA should not exceed certain values, which vary depending on the loan agreements. Consolidated net debt to EBITDA ratio amounted to 3.3 and 2.6 in 2012 and 2011, respectively.

•             Negative Pledge

The Euro Medium Term Notes Programme, the exchangeable bonds, the credit facilities, the loans obtained from the EIB and the commercial paper programmes are subject to negative pledge clauses, which restrict the pledge of security interests in the assets of companies included in the consolidation.

The penalties applicable in the event of default in any of these covenants are generally the early payment of the loans obtained or the termination of available credit facilities, except where other penalties are specifically indicated above. As at 31 December 2012, the Company had fully complied with the covenants mentioned above.

17.                               Suppliers

The detail of this caption as at 31 December 2012 and 2011 is as follows:

Euro

	2012	2011
Trade suppliers	2,278,432	1,033,138
Invoices in conference	80,621	81,976
	2,359,053	1,115,114

18.                               Accrued expenses

The detail of this caption as at 31 December 2012 and 2011 is as follows:

Euro

	2012	2011
Interest and other financial expenses	21,715,346	11,834,533
Personnel costs	15,194,247	14,221,362
Other (a)	1,316,408	12,549,689
	38,226,001	38,605,584

(a)    As at 31 December 2011, this caption includes Euro 4,487,449 (Note 24), corresponding to the 2011 contribution payable to Páginas Amarelas under the Shareholders Agreement entered into by the Company with the other shareholders of Páginas Amarelas before the restructuring. Following the change in the shareholder structure of Páginas Amarelas, as explained in Note 7, the revised Shareholder Agreement no longer includes the obligation of these contributions.

19.                               Equity in earnings/(losses) of affiliated companies

The detail of this caption as at 31 December 2012 and 2011 is as follows:

Euro

	2012	2011
Gains and losses in affiliated companies - equity method
Gains	107,545,380	288,034,858
Losses	(80,281,623)	(95,665,355)
Gains and losses on the disposal of affiliated companies
Gains (a)	—	11,898,369
Losses (Note 7) (b)	(1,033,648)	—
Recognition of deferred capital gains (Notes 10.3 e 13)	141,732,555	—
Other gains and losses in affiliated companies (Note 7) (b) (c)	(1,934,984)	2,392,398
	166,027,680	206,660,270

(a)    In 2011, this caption includes (1) a gain of Euro 11,892,743 (Notes 4 and 10.3) obtained with the disposal of the investment in UOL and (2) a gain of Euro 5,626 recorded in connection with the disposal of the investment in Bratel Brasil (Note 7).

(b)    In 2012, losses on the disposal of affiliated companies and other losses correspond to the impact of the restructuring of the investment in Páginas Amarelas.

(c)     In 2011, this caption includes basically an amount of Euro 2,396,573 (Note 14.5) corresponding to the accumulated currency translations adjustments transferred to net income related to a subsidiary liquidated in 2011.

In the years ended in 31 December 2012 and 2011, gains and losses in affiliated companies, resulting from the application of the equity method of accounting (Note 7) are as follows:

		Euro

	2012	2011
Financial investments (Notes 7 and 10.3)
PT Portugal	(222,056,108)	(61,466,362)
Sportinveste	(2,327,625)	(108,645)
Páginas Amarelas	(1,112,773)	943,301
PT Imobiliária	(435,049)	(410,840)
Previsão	(471,517)	(369,998)
Yunit	(190,466)	16,886
Africatel	124,688,902	84,713,457
PT Participações	26,370,980	23,701,064
PT II	5,583,089	4,139,362
PT Finance	4,105,099	21,774,620
PT Brasil	2,099,510	14,484,623
PT Centro Corporativo	916,068	1,679,147
PT Compras	364,737	993,060
Bratel Brasil	—	669,437
Other	(1,300)	—
	(62,466,453)	90,759,112
Gain resulting from the tax consolidation regime (Note 10.3) (a)	89,730,210	101,610,391
	27,263,757	192,369,503

(a)    This amount reflects the deduction by the Company of the tax losses from affiliated companies included in Portugal Telecom’s tax consolidation perimeter (Note 3).

20.  Supplies and external services

The detail of this caption in the years ended 31 December 2012 and 2011 is as follows:

		Euro

	2012	2011
Support services	1,892,611	1,422,469
Specialized work	677,853	1,409,380
Insurance	493,459	547,458
Rentals	344,652	338,612
Travelling	326,688	403,617
Other	316,885	1,060,792
	4,052,148	5,182,328

21.  Wages and salaries

The detail of this caption in the years ended 31 December 2012 and 2011 is as follows:

		Euro

	2012	2011
Remunerations:
Board members	10,985,925	13,640,179
Employees	509,554	573,180
Social Security charges:
Board members	239,504	248,756
Employees	134,321	154,869
Other	134,522	201,948
	12,003,826	14,818,932

22.  Increases/(reductions) in fair value

This caption reflects the change in fair value of derivative financial instruments entered into by the Company and has the following composition in the years ended 31 December 2012 and 2011:

		Euro

	2012	2011
Interest rate swaps (i)	(3,629,514)	796,199
Interest rate and currency swap (Note 9)	1,539,189	(605,543)
	(2,090,325)	190,656

(i)        This caption includes (1) the changes in the fair value of interest rate swaps classified as held for trading, which amounted to gains of Euro 408,486 and Euro 796,199 (Note 9) in 2012 and 2011, respectively, and (2) a loss of Euro 4,038,000 (Note 9) recognized in 2012 corresponding to the transfer to net income of net accumulated losses related to an interest rate swap settled in 2012 that was previously classified as a cash flow hedge.

23.  Other income and gains

The detail of this caption in the years ended 31 December 2012 and 2011 is as follows:

		Euro

	2012	2011
Favourable exchange rate differences	896,257	1,392,596
Interest on receivables	1,290,434	321,003
Other	5,225,982	3,801,131
	7,412,673	5,514,730

24.  Other expenses and losses

Other expenses and losses, amounting to Euro 2,319,470 in 2012 and Euro 8,364,928 in 2011, include primarily: (1) a cost of Euro 4.5 million in 2011 (Note 18) corresponding to the contribution payable to Páginas Amarelas under the Shareholders Agreement of this associated company, which stated that its shareholders had the obligation to make these contributions in order to guarantee certain pre-established profitability ratios, which is no longer applicable under the revised Shareholders Agreement entered into following the shareholder restructuring of this company (Note 7); and (2) donations amounting to Euro 1.1 million in 2012 and 2.1 million in 2011.

25.  Interest and related income/expenses

The detail of this caption in the years ended 31 December 2012 and 2011 is as follows:

		Euro

	2012	2011
Interest and related income
Interest income (a)	95,946,808	138,465,282
Favourable exchange rate differences (b)	2,546,912	9,808,708
Dividends received (Note 4)	—	142,675
Other	2,069	—
	98,495,789	148,416,665
Interest and related expenses
Interest expense (a)	(91,573,093)	(104,771,376)
Bank commissions and expenses	(19,029,005)	(9,739,858)
Unfavourable exchange rate differences (b)	(10,264,835)	(2,237,717)
Other	(1,612,391)	(1,228,243)
	(122,479,324)	(117,977,194)

(a)    The detail of interest income and expense in 2012 and 2011 is as follows:

		Euro

	2012	2011
Interest income
Intragroup loans	86,708,029	95,023,790
Short-term investments	6,563,062	40,413,953
Others applications	1,148,333	2,892,234
Other	1,527,384	135,305
	95,946,808	138,465,282
Interest expense
Bank loans	(40,181,037)	(64,484,232)
Bonds	(51,392,056)	(40,157,608)
Intragroup loans	—	(65,055)
Other	—	(64,481)
	(91,573,093)	(104,771,376)

The reduction in interest income on short-term investments is primarily explained by the decrease in the balance of “Cash and bank deposits” over the past two years, as disclosed in the Statement of Cash Flows. The reduction in interest expenses on bank loans is primarily explained by the decrease in outstanding amounts under loans obtained, as mentioned in Note 16.

(b)    The net balance of these captions includes a loss of Euro 6,456,390 in 2012 and a gain of Euro 7,910,783 in 2011 (Note 8) related to foreign currency translation adjustments on a loan granted to Africatel that is denominated in U.S. Dollars.

26.  Earnings per share

Earnings per share for the years ended 31 December 2012 and 2011 were computed as follows:

		Euro

	2012	2011
Net income	230,495,403	342,259,821
Interest from exchangeable bonds (net of tax)	30,442,820	30,118,206
Diluted net income	260,938,223	372,378,027
Weighted average number of shares outstanding	856,659,594	864,161,921
Effect ot the exchangeable bonds	82,472,694	74,833,069
Weighted average common shares outstanding, diluted	939,132,288	938,994,990
Basic earnings per share	0.27	0.40
Diluted earnings per share	0.27	0.40

Dilutive effects in 2012 and 2011 relate to the impact of the exchangeable bonds issued by the Company in 2008 (Note 16.1).

The change in the caption “Effect of the exchangeable bonds” relates to adjustments to the conversion price of convertible bonds as a result of dividends paid in May 2012.

27.  Guarantees

As at 31 December 2012 and 2011, the Company presented guarantees and comfort letters to third parties, as follows:

		Euro

	2012	2011
Bank guarantees presented in favor of other entities:
Tax authorities	315,590,059	267,320,040
Kenya Postel Directories	300,000	300,000
Total bank guarantees presented	315,890,059	267,620,040

Comfort letters given to other entities:
Guarantees to the Lisbon Tax Authorities	24,321,484	26,500,378
Guarantees to the Seixal City Hall	—	4,753,828
Other	604,131	618,394
Total comfort letters	24,925,615	31,872,600

As at 31 December 2012, bank guarantees presented to third parties include:

•                 Bank guarantees presented to the Tax Authorities, corresponding to additional tax assessments totalling to Euro 315,590,059 (Note 15), which relate to the corporate income tax of the years 2005 to 2009 and to Stamps Tax of the year 2009;

•                  A bank guarantee presented to the Commercial Bank of Africa Limited Nairobi that relates to a lawsuit amounting to Euro 300,000.

As at 31 December 2012, comfort letters granted to other entities include:

•                  Guarantee given to the Tax Authorities in favour of Companhia Portuguesa Rádio Marconi, S.A., now incorporated in PT Comunicações, related to additional income tax assessments for the years 1997 to 1999, amounting to Euro 16,500,043;

•                  Guarantee given to the Tax Authorities in favour of PT Comunicações, related to an additional assessment of value added tax for the year 2000, amounting to Euro 1,084,093;

•                  Guarantee given to the Tax Authorities in favour of PT Comunicações, corresponding to income tax of the year 2002 and amounting to Euro 996,940;

•                  Guarantee given to the Tax Authorities in favour of PT Comunicações, corresponding to additional assessments amounting to Euro 222,289, related to income tax of the year 2003;

•                  Guarantee given to the Tax Authorities in favour of PT Comunicações, corresponding to the value added tax of the year 2004 and amounting to Euro 3,172,887;

•                  Guarantee given to the Tax Authorities in favour of PT Comunicações, corresponding to an additional assessment amounting to Euro 2,345,032, related to income taxes of the year 2004;

•                  Guarantees given to Instituto de Gestão Financeira da Segurança Social in favour of PT Comunicações, related to a debt amounting Euro 215,539, and in favour of PT Centro Corporativo, related to a debt amounting Euro 38,286;

•                  Guarantee given to the Lisbon City Hall in favour of PT Comunicações, related to a debt amounting Euro 318,686.

28.          Events occurred after the balance sheet date

On 13 January 2013, Portugal Telecom entered into an agreement for the sale of the 28% interest held by the Group in the associated company Companhia de Telecomunicações de Macau, S.A.R.L. (“CTM”), including the 25% and 3% stakes held as at 31 December 2012 by the Group subsidiaries PT Participações and PT Comunicações, respectively. This agreement provides that Portugal Telecom will receive total proceeds of 411.6 million US Dollars, subject to certain adjustments. The carrying value of the investment in CTM, which is reflected in the Portugal Telecom’s standalone financial statements indirectly, amounted to Euro 47.3 million as at 31 December 2012. This sale has been approved by the Board of Directors of Portugal Telecom and is conditional upon the satisfaction of a set of precedent conditions, namely the approvals from governmental institutions and regulatory authorities.

On 23 January 2013, Portugal Telecom obtained information regarding the European Commission’s decision of condemning the Company, together with Telefónica, S.A., for an alleged non-competition commitment with impact in the Iberian market included in the agreement of 28 July 2010 concerning the acquisition by Telefónica of Portugal Telecom’s stake in Brazilian operator Vivo. Portugal Telecom was fined by an amount of Euro 12,290,000, which the Company believes that is unjustified and inappropriate to any eventual unworthiness of its conduct and will bring an action for annulment before the Court of Justice of the European Union. Accordingly, the Company did not record any provision for this matter.

Qualified Holdings

Pursuant to the terms of Regulation no. 5/2008 of the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários or “CMVM”), PT provides the following information regarding qualified holdings and long positions (held by third parties) in PT’s share capital as communicated to PT by reference to 31 December 2012 or to the dates mentioned below:

•                 On 31 December 2012, Banco Espírito Santo Group (“BES Group”) held a qualified holding corresponding to 90,268,306 PT shares, representing 10.07% of the share capital and voting rights in PT. BES Group’s holding in PT, calculated in accordance with article 20 of the Portuguese Securities Code (“CVM”), is set out in the following table:

Entities	No. of shares
Banco Espírito Santo, S.A. (“BES”)	4,218
Companies in a control or group relationship with BES	90,244,740
Members of BES’ corporate bodies	19,348
Total	90,268,306

•                 On 2 June 2011, PT informed that RS Holding, SGPS, S.A. (“RS Holding”) indirectly held a qualified holding and a long position corresponding to 90,111,159 PT shares, representing 10.05% of the share capital and voting rights in PT, as set out in the following table:

Entities	No. of shares
Nivalis Holdings BV (“Nivalis”)	90,099,969
Nuno Rocha dos Santos Almeida Vasconcellos	11,190
Total	90,111,159

PT was informed that: (i) Insight Strategic Investments, SGPS, S.A. (“Insight”) and Ongoing — Strategy Investments, SGPS, S.A. (“Ongoing”) are the sole shareholders of Nivalis, holding, respectively, 62.55% and 37.45% of the voting rights in such company; (ii) Ongoing is the majority shareholder of Insight; and (iii) RS Holding is the majority shareholder of Ongoing. Additionally, Mrs. Isabel Rocha dos Santos is the majority shareholder of RS Holding. The shareholder Nuno Rocha dos Santos Almeida Vasconcellos is director of Insight, Ongoing and RS Holding.

On 10 July 2012, PT further disclosed a transaction concerning the PT shares pursuant to which, however, RS Holding’s overall interest in PT, corresponding to 90,111,159 ordinary shares and representing 10.05% of PT’s share capital, remained unchanged.

•                 On 31 May 2012, PT informed that Telemar Norte Leste S.A. (“TMAR”) held a qualified holding corresponding to 89,651,205 shares representing 10.0% of PT’s share capital and corresponding voting rights. TMAR’s sole shareholder is OI S.A., which is directly controlled by Telemar Participações S.A.. Telemar Participações S.A., in turn, is jointly controlled by the following entities: AG Telecom Participações S.A., L.F. Tel S.A., Fundação Atlântico de Seguridade Social, BNDES Participações S.A. - BNDESPar., Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, Fundação dos Economiários Federais - FUNCEF, Fundação Petrobrás de Seguridade Social - PETROS and Bratel Brasil, S.A.

•                 On 31 December 2012, Caixa Geral de Depósitos Group (“Group CGD”) held a qualified holding corresponding to 56,909,791 shares, representing 6.35% of the share capital and voting rights in PT. Group CGD’s holding in PT, calculated in accordance with article 20 of the CVM, is set out in the following table:

Entities	No. of shares
Caixa Geral de Depósitos, S.A.	55,165,396
Parcaixa, SGPS, S.A.	240,985
Fidelidade - Companhia de Seguros, S.A.	517,594
Fundo de Pensões da CGD	985,816
Total	56,909,791

•                 On 6 February 2012, PT informed that Norges Bank held a qualified holding corresponding to 44,442,888 PT shares, representing 4.96% of the share capital and voting rights in PT.

•                 On 12 January 2012, PT informed that UBS AG held, directly and indirectly, a qualified holding in PT corresponding to 42,024,498 shares, representing 4.69% of PT’s share capital and voting rights, as set out below:

Entities	No. of shares
UBS AG	15,561,557
UBS AG on behalf of several of its clients	13,394,579
CCR Asset Management	1,469,950
UBS Financial Services Inc.	227,671
UBS Fund Management (Switzerland) AG	894,263
UBS Fund Services (Luxembourg) SA	5,649,244
UBS Global Asset Management (Americas) Inc	15,597
UBS Global Asset Management (Deutschland) GmbH	582,505
UBS Global Asset Management (Japan) Ltd	135,084
UBS Global Asset Management (UK) Ltd	3,920,365
UBS Global Asset Management Life Ltd	173,683
Total	42,024,498

•                 On 31 December 2010, Grupo Visabeira SGPS, S.A. (“Visabeira Group”, company 77.85% owned by Mr. Fernando Campos Nunes) held, directly and indirectly, a qualified holding corresponding to 23,642,885 PT shares, representing 2.64% of PT`s share capital and voting rights, as set out below:

Entities	No. of shares
Visabeira Group	11,523,213
Visabeira Investimentos Financeiros, SGPS, S.A. (company 100% owned by Visabeira Estudos e Investimentos, S.A., which was 100% owned by Visabeira Serviços, SGPS, S.A., which in turn was 100% owned by Visabeira Group)	12,119,672
Total	23,642,885

•                 On 10 December 2009, BlackRock Inc. indirectly held a qualified holding in PT corresponding to 21,025,118 shares representing 2.35% of PT’s share capital and voting rights. According to the information received from BlackRock, Inc., the above mentioned shares and voting rights were held through BlackRock Investment Management (UK) Limited.

•                 On 3 February 2010, Controlinveste International Finance, S.A. held 20,419,325 PT shares, corresponding to 2.28% of the share capital and voting rights in PT.

PT was informed that Controlinveste International Finance, S.A. was fully owned by Controlinveste International, S.à.r.l., which was owned by Controlinveste Comunicações, SGPS, S.A. and Olivedesportos — Publicidade, Televisão e Media, S.A., and that Controlinveste Comunicações, SGPS, S.A. was fully owned by Olivedesportos — Publicidade, Televisão e Media, S.A., which, in turn, was fully owned by Sportinveste, SGPS, S.A. This latter company was fully owned by Controlinveste, SGPS, S.A., which, in turn, was fully owned by Mr. Joaquim Francisco Alves Ferreira de Oliveira. Pursuant to paragraph 1 of article 20 of the CVM, the voting rights corresponding to the above mentioned 20,419,325 PT shares representing 2.28% of PT’s share capital continued to be attributed to Mr. Joaquim Francisco Alves Ferreira de Oliveira.

•                 On 14 December 2012, PT informed that Barclays Plc held a long position corresponding to 21,440,019 PT shares, representing 2.39% of the share capital and voting rights in PT and a qualified holding corresponding to 19,525,168 ordinary shares representing 2.18% of PT’s share capital and corresponding voting rights, as follows:

Entities	No. of shares
Barclays Bank Plc	83,838
Barclays Bank Plc — France	944
Palomino Ltd	72,983
Barclays Capital Securities Ltd (shares held)	19,308,150
Barclays Capital Securities Ltd (via cash settled financial instruments)	1,914,851
Barclays Wealth Managers Portugal — SGFIM S.A.	59,253
Total	21,440,019

On 28 January 2013, PT further disclosed Barclays Plc held a long position corresponding to less than 2% of PT’s share capital and voting rights.

•                 On 17 October 2012, PT informed that Wellington Management Company LLP held a qualified holding in PT corresponding to 18,409,822 shares representing 2.05% of PT’s share capital and voting rights.

•                 On 26 October 2012, PT informed that Ontario Teachers’ Pension Plan Board held a qualified holding in PT corresponding to 18,000,000 shares representing 2.01% of PT’s share capital and voting rights.

•                  Finally, on 15 February 2013 PT informed that Capital Group International, Inc held a qualified holding corresponding to 21,130,230 PT shares, representing 2.36% of the share capital and voting rights in PT.

* Additionally, on 22 January 2012, PT disclosed that Telefónica, S.A. (“Telefónica”) held a long position in PT corresponding to 44,640,099 shares representing 4.979% of PT’s share capital. Although no updated information was provided to PT on this long position, the last maturity/expiration date disclosed in relation to the financial instruments attributing the long position to Telefónica was 19 September 2012.

List of the holdings pursuant to the terms of article 447 of the Portuguese Commercial Companies Code

I. Number of shares and bonds issued by PT and by companies that are in a controlling or group relationship with PT which are held by members of the Board of Directors or by the Statutory Auditor of PT, as at 31 December 2012:

Board of Directors (including the members of the Audit Committee)

Henrique Granadeiro owns 150 PT shares.

Zeinal Bava owns 63,161 PT shares.

Luís Pacheco de Melo owns 45 PT shares, 75 PT fixed rate notes 2012-2016 and 4 notes PT Finance BV 2016 — 5.625%.

Alfredo José Silva de Oliveira Baptista owns 8,193 PT shares.

Carlos Alves Duarte owns 40 PT shares.

Pedro Humberto Monteiro Durão Leitão owns 758 PT shares.

Manuel Rosa da Silva owns 90 PT shares.

Shakhaf Wine does not own any securities issued by PT or other companies in a control or group relationship with PT.

Otávio Marques de Azevedo does not own any securities issued by PT or other companies in a control or group relationship with PT. Otávio Marques de Azevedo is the Chairman of the Board of Directors of Telemar Participações S.A., Oi’s controlling holding, which holds a qualified holding corresponding to 89,651,205 ordinary shares representing 10.0% of PT’s share capital and voting rights.

José Guilherme Xavier de Basto does not own any securities issued by PT or other companies in a control or group relationship with PT.

João Manuel de Mello Franco owns 12,986 PT shares and 100 PT fixed rate notes 2012-2016. His spouse owns 322 PT shares.

Joaquim Aníbal Brito Freixial de Goes owns 2,437 PT shares. Joaquim Aníbal Brito Freixial de Goes is a board member of BES, which holds a qualified holding of 90,268,306 PT ordinary shares, corresponding to 10.07% of PT’s share capital and voting rights.

Mário João de Matos Gomes does not own any securities issued by PT or other companies in a control or group relationship with PT.

Gerald Stephen McGowan owns 30,000 PT shares.

Rafael Luís Mora Funes does not own any securities issued by PT or other companies in a control or group relationship with PT. His spouse owns 501 PT shares. Rafael Luís Mora Funes is a board member of RS Holding, SGPS, S.A., which holds a qualified holding of 90,111,159 PT ordinary shares, corresponding to 10.05% of PT’s share capital and voting rights.

Maria Helena Nazaré does not own any securities issued by PT or other companies in a control or group relationship with PT.

João Nuno de Oliveira Jorge Palma owns 1,436 PT shares and 3 PT fixed rate notes 2012-2016 (these notes are held by his spouse). João Nuno de Oliveira Jorge Palma is a board member of Caixa Geral de Depósitos, which holds a qualified holding of 56,909,791 PT ordinary shares, corresponding to 6.35% of PT’s share capital and voting rights.

Amílcar Carlos Ferreira de Morais Pires owns 3,242 PT shares. Amílcar Carlos Ferreira de Morais Pires is a board member of BES, which holds a qualified holding of 90,268,306 PT ordinary shares, corresponding to 10.07% of PT’s share capital and voting rights.

Fernando Magalhães Portella does not own any securities issued by PT or other companies in a control or group relationship with PT. Fernando Magalhães Portella is a Board member of Oi,

which holds a qualified holding corresponding to 89,651,205 ordinary shares representing 10.0% of PT’s share capital and voting rights.

José Pedro Cabral dos Santos does not own any securities issued by PT or other companies in a control or group relationship with PT. José Pedro Cabral dos Santos is a board member of Caixa Geral de Depósitos, which holds a qualified holding of 56,909,791 PT ordinary shares, corresponding to 6.35% of PT’s share capital and voting rights.

Francisco Teixeira Pereira Soares does not own any securities issued by PT or other companies in a control or group relationship with PT.

Paulo José Lopes Varela owns 7,134 PT shares. Paulo José Lopes Varela is a board member of Visabeira Group, which holds a qualified holding of 23,642,885 PT ordinary shares, corresponding to 2.64% of PT’s share capital and voting rights.

Milton Almicar Silva Vargas does not own any securities issued by PT or other companies in a control or group relationship with PT.

Nuno Rocha dos Santos de Almeida e Vasconcellos owns 11,190 PT shares. Nuno de Almeida e Vasconcellos is the Chairman of the Board of Directors of RS Holding, SGPS, S.A., which holds a qualified holding of 90,111,159 PT ordinary shares, corresponding to 10.05% of PT’s share capital and voting rights.

Statutory Auditor

Pedro Matos Silva, Statutory Auditor, does not own any securities issued by PT or other companies in a control or group relationship with PT.

II. Transactions of shares and bonds issued by PT and by companies that are in a controlling or group relationship with PT, entered into by members of the Board of Directors or by the Statutory Auditor of PT:

Pursuant to the terms of article 248-B of the CVM and article 14, paragraph 7 of CMVM Regulation no. 5/2008, PT provides the following information regarding the transactions in PT shares and financial instruments related thereto carried out during 2012 by PT’s management and people closely associated with the same:

•                 On 16 January Banco Espírito Santo, S.A. (“BES”) informed PT that Avistar, SGPS S.A. (“Avistar”), a company wholly owned by BES, carried out the following transactions on PT shares :

•                  Disposal of 8,000,000 shares, over the counter, at a price of Euro 4.36 per share;

•                  Acquisition of 3,000,000 shares, over the counter, at a price of Euro 4.34 per share;

•                  Acquisition of 3,000,000 shares, over the counter, at a price of Euro 4.32 per share

Additionally, PT was informed that, on the same date, Avistar executed one call option, one put option and a total return swap in respect of 3,000,000 PT shares, with maturity on 23 January 2012. The value of such instruments is determined in accordance with the market value of the underlying asset.

•                 On 27 January BES informed PT that Avistar. carried out the following transactions on PT shares:

•                  Disposal, on 23 January 2012, of 3,000,000 shares, over the counter, at a price of Euro 4.315 per share;

•                  Disposal, on 23 January 2012, of 3,000,000 shares, over the counter, at a price of Euro 4.15 per share;

•                  Acquisition, on 24 January 2012, of 7,000,000 shares, over the counter, at a price of Euro 4.04 per share;

•                  Acquisition, on 25 January 2012, of 5,000,000 shares, over the counter, at a price of Euro 4.00 per share.

Additionally, PT was informed that, on 24 January 2012, Avistar entered into a total return swap in respect of 7,000,000 PT shares, with maturity on 7 February 2012 and on 25 January 2012, Avistar entered into one call option and one put option, in respect of 5,000,000 PT shares, with maturity on 8 February 2012. The value of these financial instruments is determined in accordance with the market value of the underlying asset.

•                 On 6 February BES informed PT that Avistar carried out the following transactions on PT shares:

•                  Acquisition, on 30 January 2012, of 8,000,000 shares, over the counter, at a price of Euro 3.92 per share;

•                  Disposal, on 30 January 2012, of 5,000,000 shares, over the counter, at a price of Euro 3.90 per share;

•                  Acquisition, on 30 January 2012, of 8,000,000 shares, over the counter, at a price of Euro 3.86 per share;

•                  Disposal, on 31 January 2012, of 7,000,000 shares, over the counter, at a price of Euro 3.84 per share;

•                  Acquisition, on 1 February 2012, of 5,000,000 shares, over the counter, at a price of Euro 3.76 per share;

•                  Disposal, on 2 February 2012, of 8,000,000 shares, over the counter, at a price of Euro 3.72 per share;

•                  Disposal, on 2 January 2012, of 8,000,000 shares, over the counter, at a price of Euro 3.784 per share

Additionally, PT was informed that, Avistar contracted the following financial instruments (the value of such instruments is determined in accordance with the market value of the underlying asset):

•                  On 30 January 2012, a call option and a put option in respect of 8,000,000 PT shares, with maturity on 10 February 2012;

•                  On 30 January 2012, a call option and a put option in respect of 8,000,000 PT shares, with maturity on 13 February 2012;

•                  On 1 February 2012, a Total Return Swap in respect of 5,000,000 PT shares, with maturity on 15 February 2012.

•                 On 15 February, PT was informed that, Avistar disposed of 5 million PT shares, on 7 February 2012, over the counter, at a price of Euro 4.18 per share.

•                 On 11 May BES informed PT that Avistar carried out the following transactions on PT shares:

•                  Acquisition, on 4 May 2012, of 18,000,000 shares, over the counter, at a price of Euro 4.016 per share;

•                  Disposal, on 10 May 2012, of 18,000,000 shares, over the counter, at a price of Euro 4.20 per share;

Additionally, PT was informed that, Avistar contracted the following financial instruments (the value of such instruments is determined in accordance with the market value of the underlying asset):

•                  On 4 May 2012, a call option and a put option in respect of 18,000,000 PT shares, with maturity on 10 May 2012.

•                 On 18 May BES informed PT that Avistar carried out the following transactions on PT shares:

•                  Acquisition, on 11 May 2012, of 10,000,000 shares, over the counter, at a price of Euro 4.20 per share;

•                  Acquisition, on 11 May 2012, of 8,000,000 shares, over the counter, at a price of Euro 4.191 per share;

•                  Disposal, on 17 May 2012, of 10,000,000 shares, over the counter, at a price of Euro 3.95 per share;

•                  Disposal, on 17 May 2012, of 8,000,000 shares, over the counter, at a price of Euro 3.96 per share.

Additionally, PT was informed that, Avistar contracted the following financial instruments (the value of such instruments is determined in accordance with the market value of the underlying asset):

•                  On 11 May 2012, a call option and a put option in respect of 10,000,000 PT shares, with maturity on 17 May 2012;

•                  On 11 May 2012, a call option and a put option in respect of 8,000,000 PT shares, with maturity on 17 May 2012.

•                 On 28 May BES informed PT that Avistar carried out the following transactions on PT shares:

•                  Acquisition, on 18 May 2012, of 5,000,000 shares, over the counter, at a price of Euro 3.89 per share;

•                  Acquisition, on 18 May 2012, of 5,000,000 shares, over the counter, at a price of Euro 3.888 per share;

•                  Disposal, on 22 May 2012, of 10,000,000 shares, over the counter, at a price of Euro 3.56 per share.

Additionally, PT was informed that Avistar contracted the following financial instruments (the value of such instruments is determined in accordance with the market value of the underlying asset):

•                  On 18 May 2012, one call option and one put option in respect of 5,000,000 PT shares, as well as another call option and another put option also in respect of 5,000,000 PT shares. The maturity of all these financial instruments was on 1 June 2012.

•                 On 5 June BES informed PT that Avistar carried out the following transactions on PT shares:

•                  Acquisition, on 28 May 2012, of 5,000,000 shares, over the counter, at a price of Euro 3.33 per share;

•                  Disposal, on 28 May 2012, of 5,000,000 shares, over the counter, at a price of Euro 3.38 per share;

•                  Acquisition, on 30 May 2012, of 10,000,000 shares, over the counter, at a price of Euro 3.10 per share;

•                  Acquisition, on 31 May 2012, of a block of 10,000,000 shares and another block of 5,000,000 shares, over the counter, both at a price of Euro 3.15 per share;

•                  Acquisition, on 31 May 2012, of 5,000,000 shares, over the counter, at a price of Euro 3.14 per share;

•                  Acquisition, on 31 May 2012, of 4,000,000 shares, over the counter, at a price of Euro 3.01 per share;

•                  Disposal, on 1 June 2012, of 5,000,000 shares, over the counter, at a price of Euro 3.05 per share;

•                  Disposal, on 4 June 2012, of 5,000,000 shares, over the counter, at a price of Euro 3.13 per share.

Additionally, PT was informed that Avistar contracted the following financial instruments (the value of such instruments is determined in accordance with the market value of the underlying asset):

•                  On 28 May 2012, one call option and one put option in respect of 5,000,000 PT shares, with maturity on 1 June 2012;

•                  On 31 May 2012, three call options and three put options in respect of 10,000,000, 5,000,000 and 4,000,000 PT shares, with maturity on 2 July 2012;

•                  On 31 May 2012, one call option and one put option in respect of 5,000,000 PT shares, with maturity on 8 June 2012.

•                 On 14 June BES informed PT that Avistar carried out the following transactions on PT shares:

•                  Acquisition, on 6 June 2012, of 2,800,000 shares, on the market, at a price of Euro 3.22 per share;

•                  Disposal, on 8 June 2012, of 5,000,000 shares, over the counter, at a price of Euro 3.137 per share.

•                 On 27 June BES informed PT that Avistar carried out the following transactions on PT shares:

Date	Transaction	Location	Price (€)	No of shares
18-Jun-12	Sale	Regulated Market	3.27	30,491
			3.271	8,501
			3.272	3,456
			3.273	2,995
			3.274	4,557
			3.275	17,431
			3.276	7,569
			3.277	10,000
			3.28	58,830
			3.281	1,170
			3.286	10,000
			3.288	3,418
			3.29	26,063
			3.291	10,000
			3.292	16,582
			3.293	15,559
			3.294	1,913
			3.295	31,878
			3.298	8,087
			3.3	25,000
			3.304	101,500

Date	Transaction	Location	Price (€)	No of shares
19-Jun-12	Sale	Regulated Market	3.3	27,554
			3.301	2,000
			3.306	5,058
			3.31	64,977
			3.311	14,821
			3.314	20,000
			3.315	70,787
			3.316	21,813
			3.318	10,000
			3.319	10,000
			3.32	50,847
			3.321	2,288
			3.322	5,000
			3.323	13,160
			3.325	23,389
			3.326	5,739
			3.327	7,567
			3.33	50,000

Date	Transaction	Location	Price (€)	No of shares
20-Jun-12	Sale	Regulated Market	3.32	150,726
			3.321	20,445
			3.324	13,797
			3.325	40,539
			3.326	30,102
			3.327	15,562
			3.33	101,310
			3.331	7,079
			3.332	22,111
			3.333	10,000
			3.334	10,000
			3.335	10,000
			3.336	5,000
			3.338	10,000
			3.34	31,329
			3.341	2,000
			3.342	5,000
			3.347	5,000
			3.349	5,000
			3.35	5,000

Date	Transaction	Location	Price (€)	No of shares
21-Jun-12	Sale	Regulated Market	3.35	25,000
			3.353	15,000
			3.354	10,000
			3.355	192,500
			3.356	10,000
			3.357	80,000
			3.358	10,000
			3.36	76,548
			3.361	744
			3.362	10,911
			3.365	34,862
			3.366	18,563
			3.367	872
			3.368	15,000

Date	Transaction	Location	Price (€)	No of shares
22-Jun-12	Sale	Regulated Market	3.355	5,000
			3.359	5,000
			3.36	15,000
			3.363	5,000
			3.365	2,000
			3.369	5,000
			3.37	5,000
			3.374	10,000
			3.375	18,000
			3.378	15,000
			3.38	10,000
			3.388	5,000
			3.39	35,000
			3.392	20,000
			3.393	12,031
			3.394	15,000
			3.395	5,000
			3.396	5,000
			3.397	20,000
			3.399	10,000
			3.4	122,500
			3.403	5,000
			3.405	27,500
			3.406	17,500
			3.407	5,000
			3.409	5,000

Date	Transaction	Location	Price (€)	No of shares
22-jun-2012	Sale	Regulated Market	3.41	35,992
			3.411	3,477
			3.415	20,000
			3.42	5,000
			3.424	15,000
			3.425	26,000
			3.427	17,000
			3.43	48,000
			3.435	25,000
			3.437	10,000
			3.44	10,000
			3.445	44,757
			3.446	3,224
			3.447	2,019
			3.45	12,250
			3.451	7,250
			3.455	15,420
			3.456	19,675
			3.457	51,953
			3.458	11,068
			3.46	95,051
			3.461	889
			3.462	15,000
			3.463	60
			3.464	500
			3.465	25,000
			3.47	75,884

Additionally, PT was informed on the following summary of the abovementioned transactions:

•                  Sale on 18 June 2012 of 395 thousand PT shares, on the market, at an average price of Euro 3.28973;

•                  Sale on 19 June 2012 of 405 thousand PT shares, on the market, at an average price of Euro 3.3168;

•                  Sale on 20 June 2012 of 500 thousand PT shares, on the market, at an average price of Euro 3.32763;

•                  Sale on 21 June 2012 of 500 thousand PT shares, on the market, at an average price of Euro 3.35751;

•                  Sale on 22 June 2012 of 1 million PT shares, on the market, at an average price of Euro 3.42445.

•                 On 6 July BES informed PT that Avistar carried out the following transactions on PT shares:

Date	Transaction	Location	Price (€)	No of shares
04-Jul-12	Sale	Regulated Market	3.62	6,577
			3.621	9,460
			3.622	2,510,963
			3.625	9,100
			3.63	25,000
			3.632	10,000
			3.623	18,327
			3.625	18,900
			3.635	1,000,000
			3.64	68,000

Additionally, PT was informed on the following summary of the abovementioned transactions:

•                  Sale on 2 July 2012 of 10 million PT shares, over the counter  at a price of Euro 3.47;

•                  Sale on 2 July 2012 of 5 million PT shares, over the counter  at a price of Euro 3.511;

•                  Sale on 2 July 2012 of 4 million PT shares, over the counter at a price of Euro 3.50.

•                 On 13 August BES informed PT that Avistar carried out the following transactions on PT shares:

Date	Transaction	Location	Price (€)	No. of shares
6 August 2012	Acquisitions	OTC	3.27	10,000,000
			3.30	10,000,000
10 August 2012	Disposals	OTC	3.48	10,000,000
			3.50	10,000,000

•                 On 27 August BES informed PT that Avistar carried out the following transactions on PT shares:

•                  Acquisition, on 17 August 2012, of 10,000,000 shares, over the counter, at a price of Euro 3.525 per share;

•                  Acquisition, on 17 August 2012, of 10,000,000 shares, over the counter, at a price of Euro 3.53 per share;

•                  Disposal, on 23 August 2012, of 10,000,000 shares, over the counter, at a price of Euro 3.6215 per share

•                  Disposal, on 23 August 2012, of 10,000,000 shares, over the counter, at a price of Euro 3.63 per share.

•                 On 27 August BES informed PT that Avistar carried out the following transactions on PT shares:

•                  Acquisition, on 24 August 2012, of 15,000,000 shares, over the counter, at a price of Euro 3.625 per share;

•                  Acquisition, on 24 August 2012, of 10,000,000 shares, over the counter, at a price of Euro 3.63 per share;

•                  Disposal, on 27 August 2012, of 15,000,000 shares, over the counter, at a price of Euro 3.7215 per share

•                  Disposal, on 27 August 2012, of 10,000,000 shares, over the counter, at a price of Euro 3.71 per share.

•                 On 4 September BES informed PT that Avistar carried out the following transactions on PT shares:

Date	Transaction	Location	Price (€)	No. of shares
27-Ago-12	Acquisition	Regulated market	3.823	6,808
			3.824	2,500
			3.826	1,329
			3.827	6,284
			3.828	1,000
			3.83	17,571
			3.835	10,000
			3.839	5,792
			3.84	7,308
			3.849	8,055
			3.85	21,854
			3.854	2,205
			3.855	45,394
			3.856	12,341
			3.857	49,628
			3.858	20,405
			3.859	23,842
			3.86	188,303

Date	Transaction	Location	Price (€)	No. of shares
28-Ago-12	Acquisition	Regulated market	3.776	12,345
			3.789	15,999
			3.79	12,165
			3.792	11,178
			3.793	10,416
			3.795	5,363
			3.796	13,832
			3.797	7,349
			3.798	5,983
			3.799	8,010
			3.8	73,747
			3.801	1,129
			3.802	6,093
			3.803	16,085
			3.804	38,285
			3.805	11,180
			3.806	13,326
			3.807	15,000
			3.808	16,675
			3.809	28,373
			3.81	85,636
			3.812	6,918
			3.813	27,020
			3.814	3,935
			3.815	45,086
			3.816	22,391
			3.817	31,077
			3.818	18,318
			3.819	11,724
			3.82	365,832
			3.823	5,000
			3.825	14,500
			3.828	10,000
			3.829	10,000
			3.83	7,000
			3.831	6,059
			3.832	3,971
			3.837	3,000

Date	Transaction	Location	Price (€)	No. of shares
29-Ago-12	Acquisition	Regulated market	3.801	26,995
			3.804	3,792
			3.805	6,700
			3.807	6,994
			3.809	9,500
			3.81	14,252
			3.811	11,474
			3.812	4,996
			3.813	38,636
			3.814	1,767
			3.815	49,253
			3.816	27,168
			3.817	7,258
			3.818	20,000
			3.819	19,840
			3.82	12,691
			3.829	238,684

Date	Transaction	Location	Price (€)	No. of shares
30-Ago-12	Acquisition	Regulated market	3.75	30,521
			3.751	6,302
			3.752	10,741
			3.753	14,414
			3.754	1,956
			3.755	66,978
			3.756	12,821
			3.757	28,773
			3.758	4,227
			3.759	28,735
			3.76	17,300
			3.761	4,515
			3.762	15,947
			3.763	8,312
			3.765	19,594
			3.766	9,859
			3.767	13,007
			3.768	3,996
			3.769	15,730
			3.77	33,432
			3.773	21,672
			3.774	2,686
			3.775	20,000
			3.777	6,277
			3.778	8,349
			3.779	12,629
			3.78	32,483
			3.781	8,649
			3.782	2,000
			3.783	2,401
			3.784	3,233
			3.785	10,931
			3.788	246,454
			3.79	14,532
			3.795	24,218
			3.796	16,004
			3.799	2,627
			3.8	17,695

Date	Transaction	Location	Price (€)	No. of shares
31-Ago-12	Acquisition	Regulated market	3.845	10,000
			3.848	17,676
			3.849	2,324
			3.85	42,842
			3.851	15,000
			3.854	619
			3.855	50,573
			3.859	21,184
			3.86	117,383
			3.865	114,593
			3.866	22,407
			3.867	7,915
			3.868	20,140
			3.869	11,355
			3.87	295,370
			3.873	12,327
			3.875	4,254
			3.876	1,182
			3.877	17,649
			3.878	1,856
			3.879	920
			3.88	231,812

Date	Transaction	Location	Price (€)	No. of shares
3-Set-12	Sale	Regulated market	3.872	350,000

Additionally, PT was informed on the following transactions:

•                  Acquisition on 27 August 2012 of 15 million PT shares, over the counter at a price of Euro 3.655 and of 10 million PT shares, over the counter at a price of Euro 3.66;

•                  Disposal on 28 August 2012 of 15 million PT shares, over the counter at a price of Euro 3.82 and of 10 million PT shares, over the counter at a price of Euro 3.84;

•                  Acquisition on 28 August 2012 of 15 million PT shares, over the counter at a price of Euro 3.765 and of 20 million PT shares, over the counter at a price of Euro 3.77;

•                  Disposal on 3 September 2012 of 20 million PT shares, over the counter at a price of Euro 3.86 and of 15 million PT shares, over the counter at a price of Euro 3.8625.

•                  On 11 September BES informed PT that Avistar carried out the following transactions on PT shares:

Date	Transaction	Location	Price (€)	No. of shares
4-Sep-12	Disposal	Regulated market	3.915	12,638
			3.917	387,362
			3.932	200,000
			3.945	250,000
			3.95	50,000
			3.955	15,587
			3.956	4,139
			3.957	8,284
			3.958	1,919
			3.959	10,614
			3.96	6,174
			3.961	1,283
			3.962	2,000

Date	Transaction	Location	Price (€)	No. of shares
7-Sep-12	Disposal	Regulated market	3.91	49,754
			3.911	28,924
			3.912	9,813
			3.913	34,117
			3.914	23,455
			3.915	27,000
			3.916	62,000
			3.917	10,000
			3.918	10,000
			3.919	24,596
			3.92	40,936
			3.921	7,762
			3.922	4,562
			3.923	24,242
			3.924	10,563
			3.925	13,592
			3.926	7,379
			3.927	21,205
			3.928	28,100
			3.929	8,065
			3.93	3,935

•                  On 19 September BES informed PT that Avistar carried out the following transactions on PT shares:

Date	Transaction	Location	Price (€)	No. of shares
12-Set-12	Disposal	Regulated market	3.967	6,936
			3.992	138,170
			3.993	127
			3.994	4,767
14-Set-12	Disposal	Regulated market	4.050	257,783
			4.051	28,592
			4.052	3,895
			4.055	35,000
			4.060	100,382
			4.061	4,618
			4.065	27,707
			4.070	25,000
			4.080	21,576
			4.081	5,910
			4.083	10,977
			4.090	21,812
			4.091	8,598
			4.092	3,583
			4.093	7,349
			4.095	10,186
			4.096	4,814
			4.097	8,837
			4.098	9,368
			4.100	36,370
17-Set-12	Disposal	Regulated market	4.000	85,340
			4.001	3,322
			4.002	700
			4.003	1,288
			4.004	5,220
			4.005	72,311
			4.006	2,074
			4.007	4,505
			4.008	3,234
			4.010	18,647
			4.015	21,002

•                  On 11 October BES informed PT that Avistar carried out the following transactions on PT shares:

Date	Transaction	local	Price(€)	No. of shares
3-Oct-12	Disposal	Regulated market	3.900	65,005
			3.901	8,303
			3.902	4,631
			3.903	2,854
			3.905	1,054
			3.906	3,059
			3.910	51,389
			3.911	2,274
			3.912	11,348
			3.913	3,823
			3.914	18,739
			3.915	18,420
			3.916	40,650
			3.917	28,983
			3.918	40,600
			3.919	12,895
			3.920	135,725
			3.921	22,348
			3.922	2,900
			3.923	8,110
			3.924	1,890
			3.926	15,000
8-Oct-12	Disposal	Regulated market	3.950	149,304
			3.951	9,251
			3.952	9,692
			3.953	21,252
			3.954	8,638
			3.955	62,886
			3.956	20,501
			3.957	26,005
			3.960	148,476
			3.964	3,995
09-Oct-12	Disposal	Regulated market	3.950	10,000
			3.951	15,000
			3.952	10,000
			3.955	5,000

In addition, PT was informed that Avistar is a person closely related to PT’s non-executive director Amílcar de Morais Pires, as he is also Chairman of the Board of Directors of Avistar.

•           On 19 April Mr. Gerald Stephen McGowan informed PT of the following transactions, carried out on 11 April 2012:

Transactions	Location	No of securities	Price (USD)
Acquisitions	New York Stock Exchange	5,100	4.98
		14,900	4.99

•                 Moreover, on 19 June Mr. Gerald Stephen McGowan informed PT of the following transactions, carried out on 18 June 2012:

Transactions	Location	No of securities	Price (USD)
Acquisitions	New York Stock Exchange	10,000	4.15

Mr. Gerald Stephen McGowan is a member of PT’s Board of Directors, and therefore he is a manager of PT pursuant to paragraph 3 of article 248-B of the Portuguese Securities Code, thus having the obligation to notify of the transactions above.

•                 Mr. José Pedro Cabral dos Santos and João Nuno de Oliveira Jorge Palma informed PT  that the following transactions on PT shares were executed during 2012:

Caixa Geral Depósitos	Date	No of securities	Price
Acquisitions	2012-05-02 13:28:43.0	100,000	3.9800
Acquisitions	2012-05-03 09:54:35.0	100,000	3.9650
Acquisitions	2012-05-03 14:43:57.0	38,000	3.9950
Sale	2012-05-04 10:20:07.0	100,000	4.0300
Sale	2012-05-04 16:58:13.0	92,112	4.0300
Acquisitions	2012-05-07 11:05:12.0	100,000	3.9900
Sale	2012-05-07 13:36:25.0	100,000	4.0500
Sale	2012-05-07 14:28:06.0	45,888	4.0431
Acquisitions	2012-05-15 09:29:41.0	100,000	4.1050
Acquisitions	2012-05-15 15:14:42.0	100,000	4.0450
Sale	2012-05-17 09:14:09.0	100,000	4.0350
Sale	2012-05-17 09:20:18.0	100,000	4.0400
Acquisitions	2012-05-17 16:42:25.0	100,000	3.9060
Sale	2012-05-18 11:47:31.0	100,000	3.9600
Acquisitions	2012-05-22 15:30:41.0	100,000	3.5203
Acquisitions	2012-05-24 08:57:16.0	100,000	3.3570
Sale	2012-05-24 10:35:16.0	100,000	3.4000
Sale	2012-05-24 11:43:00.0	100,000	3.4500
Acquisitions	2012-05-25 14:52:24.0	100,000	3.3389
Acquisitions	2012-05-28 11:25:10.0	100,000	3.3300
Acquisitions	2012-05-29 16:55:25.0	273,765	3.1648
Acquisitions	2012-05-30 13:15:52.0	46,508	3.1100
Acquisitions	2012-05-30 16:30:32.0	500,000	3.1270
Acquisitions	2012-05-31 16:42:57.0	65,837	3.0274

Sale	2012-06-01 13:40:37.0	112,345	3.1101
Acquisitions	2012-06-01 16:06:14.0	400,000	3.0982
Acquisitions	2012-06-05 16:53:51.0	186,851	3.1450
Sale	2012-06-06 10:05:27.0	100,000	3.2000
Sale	2012-06-06 15:05:28.0	100,000	3.2238
Acquisitions	2012-06-12 09:27:15.0	100,000	3.2200
Sale	2012-06-13 10:27:31.0	100,000	3.2500
Sale	2012-06-13 10:37:54.0	100,000	3.2301
Acquisitions	2012-06-13 10:37:55.0	100,000	3.2301
Acquisitions	2012-06-14 08:00:00.0	100,000	3.2301
Sale	2012-06-14 16:39:08.0	186,851	3.2600
Sale	2012-06-15 08:39:51.0	100,000	3.2890
Acquisitions	2012-06-18 14:53:04.0	100,000	3.3040
Acquisitions	2012-06-18 14:53:04.0	100,000	3.2892
Acquisitions	2012-06-20 15:10:54.0	42,812	3.3200
Sale	2012-06-20 15:10:55.0	42,812	3.3600
Sale	2012-06-21 14:20:18.0	100,000	3.3591
Sale	2012-06-21 14:55:37.0	100,000	3.3690
Acquisitions	2012-06-26 12:37:25.0	100,000	3.3650
Sale	2012-06-27 09:28:20.0	100,000	3.4410
Acquisitions	2012-06-27 16:19:10.0	100,000	3.4113
Sale	2012-06-29 16:45:01.0	173,765	3.4550
Sale	2012-07-02 09:48:31.0	100,000	3.4800
Acquisitions	2012-07-04 09:48:37.0	100,000	3.6270
Acquisitions	2012-07-05 16:30:19.0	52,583	3.6110
Acquisitions	2012-07-09 16:32:48.0	45,058	3.5750
Sale	2012-07-09 16:40:22.0	45,058	3.6250
Sale	2012-07-11 15:07:30.0	152,583	3.6300
Acquisitions	2012-07-13 15:03:00.0	100,000	3.6865
Acquisitions	2012-07-18 15:46:35.0	100,000	3.6400
Sale	2012-07-30 16:05:14.0	54,463	3.3800
Acquisitions	2012-07-31 09:19:14.0	150,000	3.3690
Sale	2012-07-31 16:35:00.0	10,000	3.4500
Acquisitions	2012-08-01 12:01:22.0	14,463	3.3610
Sale	2012-08-02 15:39:46.0	20,369	3.2900
Acquisitions	2012-08-03 09:31:25.0	100,000	3.2490
Sale	2012-08-03 11:57:43.0	179,631	3.2647
Sale	2012-08-03 12:07:31.0	100,000	3.2780
Sale	2012-08-03 13:36:34.0	100,000	3.2883
Sale	2012-08-17 12:44:39.0	10,000	3.6100
Sale	2012-08-17 14:13:03.0	10,000	3.6100
Sale	2012-08-17 14:13:13.0	6,647	3.6110
Sale	2012-08-17 14:13:23.0	30,000	3.6118
Sale	2012-08-17 14:13:34.0	13,353	3.6100
Sale	2012-08-17 16:09:19.0	130,000	3.6112
Acquisitions	2012-09-05 10:12:38.0	100,000	3.8300
Sale	2012-09-06 15:39:44.0	100,000	3.8750
Acquisitions	2012-09-12 11:36:57.0	150,000	3.9920
Sale	2012-09-14 09:04:25.0	150,000	4.0600
Acquisitions	2012-09-19 10:22:31.0	150,000	3.9800
Acquisitions	2012-09-20 13:36:17.0	150,000	3.9800
Sale	2012-09-21 15:46:10.0	150,000	4.0100

Acquisitions	2012-09-24 15:44:33.0	150,000	3.9800
Sale	2012-09-25 16:12:57.0	150,000	3.9982
Sale	2012-09-27 16:41:01.0	118,982	3.8900
Acquisitions	2012-09-28 11:21:45.0	168,982	3.8737
Acquisitions	2012-09-28 14:51:43.0	150,000	3.8591
Sale	2012-09-28 15:00:00.0	92,970	3.8750
Sale	2012-10-01 09:55:43.0	150,000	3.7300
Sale	2012-10-01 13:09:14.0	100,000	3.7500
Acquisitions	2012-10-01 16:37:51.0	55,396	3.7792
Acquisitions	2012-10-02 09:02:48.0	44,604	3.8320
Sale	2012-10-02 16:38:55.0	42,205	3.8900
Sale	2012-10-03 14:00:01.0	57,795	3.8900
Sale	2012-10-03 15:05:27.0	100,000	3.9140
Acquisitions	2012-10-15 16:41:57.0	22,273	3.7800
Acquisitions	2012-10-16 09:11:28.0	150,000	3.7868
Sale	2012-10-17 08:00:00.0	150,000	3.7868
Acquisitions	2012-10-17 09:36:35.0	127,727	3.7868
Sale	2012-10-18 10:12:50.0	150,000	3.8200
Acquisitions	2012-10-22 16:24:14.0	150,000	3.8791
Sale	2012-10-25 10:09:15.0	150,000	3.9200
Acquisitions	2012-10-29 16:41:38.0	146,434	3.8280
Sale	2012-10-31 13:32:58.0	146,434	3.8850
Acquisitions	2012-11-05 15:25:26.0	150,000	3.8600
Sale	2012-11-08 14:09:46.0	150,000	3.8600
Acquisitions	2012-11-08 15:56:38.0	150,000	3.8250
Acquisitions	2012-11-12 16:37:55.0	91,289	3.7779
Acquisitions	2012-11-14 09:52:00.0	100,000	3.7649
Acquisitions	2012-11-16 16:01:26.0	150,000	3.5890
Sale	2012-11-16 16:33:26.0	141,289	3.5879
Sale	2012-11-19 16:39:58.0	30,398	3.6450
Acquisitions	2012-11-20 08:53:26.0	100,000	3.6050
Sale	2012-11-21 09:35:20.0	200,000	3.6561
Sale	2012-11-21 12:19:01.0	119,602	3.6750
Acquisitions	2012-11-23 14:57:35.0	100,000	3.6769
Acquisitions	2012-11-26 16:05:45.0	100,000	3.6418
Sale	2012-11-29 15:34:22.0	150,000	3.5847
Sale	2012-12-03 14:09:41.0	116,543	3.5300
Acquisitions	2012-12-03 15:31:27.0	116,543	3.5080
Sale	2012-12-03 16:25:19.0	150,000	3.4552
Acquisitions	2012-12-05 16:45:17.0	73,847	3.5480
Sale	2012-12-06 09:16:23.0	73,847	3.5980
Acquisitions	2012-12-06 16:38:21.0	9,395	3.5560
Acquisitions	2012-12-07 15:57:14.0	140,605	3.6110
Sale	2012-12-11 09:42:56.0	150,000	3.5980
Sale	2012-12-11 15:10:17.0	207,030	3.7058
Acquisitions	2012-12-14 14:40:02.0	150,000	3.7886
Sale	2012-12-14 16:38:14.0	150,000	3.8179
Acquisitions	2012-12-17 16:04:49.0	81,834	3.7350
Sale	2012-12-17 16:05:41.0	81,834	3.7728
Sale	2012-12-18 16:43:21.0	124,817	3.8680
Sale	2012-12-19 13:45:28.0	75,000	3.8850
Acquisitions	2012-12-19 16:43:18.0	3,300	3.8350
Acquisitions	2012-12-20 14:31:32.0	75,000	3.8100
Sale	2012-12-20 16:40:47.0	15,000	3.8265

Caixa Geral Depósitos - London	Date	No of securities	Price
Acquisitions	2012-12-28 16:35:00.0	355	3.7530
Acquisitions	2012-12-28 16:35:00.0	866	3.7530
Acquisitions	2012-12-28 16:35:00.0	2,378	3.7530
Acquisitions	2012-12-28 16:35:00.0	6,698	3.7530
Acquisitions	2012-12-28 16:35:00.0	19,875	3.7530

Fidelidade	Date	No of securities	Price
Acquisitions	2012-05-08 00:00:00.0	160	4.2778
Acquisitions	2012-05-24 00:00:00.0	1,325	3.4026
Acquisitions	2012-05-25 00:00:00.0	2,350	3.3772
Acquisitions	2012-05-28 00:00:00.0	1,225	3.2877
Acquisitions	2012-07-19 00:00:00.0	443	3.6040
Sale	2012-08-06 00:00:00.0	11,568	3.4200
Sale	2012-10-08 00:00:00.0	1,077	3.9542
Acquisitions	2012-12-04 00:00:00.0	740	3.5200
Acquisitions	2012-12-18 00:00:00.0	187,189	3.8665
Sale	2012-12-18 00:00:00.0	187,189	3.8634
Acquisitions	2012-12-20 00:00:00.0	14,448	3.8219
Sale	2012-12-20 00:00:00.0	14,385	3.8177
Acquisitions	2012-12-20 00:00:00.0	163,232	3.8219
Sale	2012-12-20 00:00:00.0	162,522	3.8177
Acquisitions	2012-12-20 00:00:00.0	13,220	3.8219
Sale	2012-12-20 00:00:00.0	13,162	3.8177
Sale	2012-12-21 00:00:00.0	3,446	3.7911
Acquisitions	2012-12-21 00:00:00.0	3,383	3.7934
Acquisitions	2012-12-21 00:00:00.0	38,229	3.7934
Sale	2012-12-21 00:00:00.0	38,939	3.7911
Acquisitions	2012-12-21 00:00:00.0	3,096	3.7934
Sale	2012-12-21 00:00:00.0	3,154	3.7911

Fundo de Pensões da CGD	Date	No of securities	Price
Acquisitions	2012-05-04 00:00:00.0	14,312	4.0100
Acquisitions	2012-05-08 18:00:00.0	166,472	4.1810
Acquisitions	2012-05-24 18:00:00.0	116,261	3.4026
Acquisitions	2012-05-25 18:00:00.0	206,248	3.3800
Acquisitions	2012-05-28 18:00:00.0	107,491	3.2877
Acquisitions	2012-07-19 18:00:00.0	39,753	3.6040
Sale	2012-10-08 18:00:00.0	76,558	3.9500

Parcaixa Negociação	Date	No of securities	Price
Sale	2012-04-27 14:02:10.0	500	4.0190
Sale	2012-04-27 14:02:30.0	3,500	4.0190
Sale	2012-04-27 14:02:30.0	16,000	4.0190
Sale	2012-05-07 16:06:33.0	1,226	4.0800
Sale	2012-05-07 16:06:44.0	2,968	4.0800
Sale	2012-05-07 16:06:52.0	660	4.0800
Sale	2012-05-07 16:07:30.0	141	4.0800
Sale	2012-05-07 16:07:41.0	5	4.0800
Sale	2012-05-07 16:07:45.0	5,000	4.0800
Sale	2012-05-07 16:07:50.0	492	4.0800
Sale	2012-05-07 16:07:53.0	4,508	4.0800
Sale	2012-05-07 16:07:53.0	1,638	4.0800
Sale	2012-05-07 16:08:02.0	675	4.0800
Sale	2012-05-07 16:08:04.0	711	4.0800
Sale	2012-05-07 16:08:04.0	1,928	4.0800
Sale	2012-05-07 16:08:04.0	48	4.0800
Sale	2012-05-07 16:08:04.0	3,982	4.0800
Sale	2012-05-07 16:08:07.0	4,532	4.0800
Sale	2012-05-07 16:08:13.0	161	4.0800
Sale	2012-05-07 16:08:15.0	307	4.0800
Sale	2012-05-07 16:08:15.0	153	4.0800
Sale	2012-05-07 16:08:15.0	560	4.0800
Sale	2012-05-07 16:08:15.0	175	4.0800
Sale	2012-05-07 16:08:16.0	2,458	4.0800
Sale	2012-05-07 16:08:16.0	814	4.0800
Sale	2012-05-07 16:08:22.0	993	4.0800
Sale	2012-05-07 16:08:22.0	496	4.0800
Sale	2012-05-07 16:08:24.0	665	4.0800
Sale	2012-05-07 16:08:24.0	1,427	4.0800
Sale	2012-05-07 16:08:24.0	1,029	4.0800
Sale	2012-05-07 16:08:25.0	340	4.0800
Sale	2012-05-07 16:08:27.0	1,539	4.0800
Sale	2012-05-07 16:08:27.0	369	4.0800
Sale	2012-05-08 12:03:32.0	5,282	4.1850
Sale	2012-05-08 12:03:32.0	4,718	4.1850
Sale	2012-05-08 12:03:32.0	6,037	4.1850
Sale	2012-05-08 12:03:32.0	1,195	4.1850
Sale	2012-05-08 12:03:32.0	682	4.1850
Sale	2012-05-08 12:06:07.0	5,247	4.1850
Sale	2012-05-08 12:06:09.0	2,876	4.1850
Sale	2012-05-08 12:06:10.0	3,232	4.1850
Sale	2012-05-08 12:06:18.0	6,768	4.1850
Sale	2012-05-08 12:06:18.0	3,963	4.1850
Sale	2012-05-08 12:12:22.0	10,000	4.2080
Sale	2012-05-08 12:12:22.0	5,822	4.2080
Sale	2012-05-08 12:12:41.0	4,495	4.2080
Sale	2012-05-08 12:13:00.0	210	4.2080
Sale	2012-05-08 12:13:00.0	5,295	4.2080
Sale	2012-05-08 12:13:00.0	1,189	4.2080
Sale	2012-05-08 12:13:00.0	1,000	4.2080
Sale	2012-05-08 12:13:00.0	1,277	4.2080
Sale	2012-05-08 12:13:00.0	712	4.2080
Sale	2012-05-08 12:18:09.0	401	4.2260

Sale	2012-05-08 12:18:09.0	4,669	4.2260
Sale	2012-05-08 12:24:30.0	143	4.2260
Sale	2012-05-08 12:25:03.0	149	4.2260
Sale	2012-05-08 12:27:58.0	2,652	4.2260
Sale	2012-05-08 12:27:58.0	2,652	4.2260
Sale	2012-05-08 12:27:58.0	186	4.2260
Acquisitions	2012-05-11 16:15:11.0	7,079	4.1750
Acquisitions	2012-05-14 11:04:09.0	154	4.1250
Acquisitions	2012-05-14 11:04:26.0	200	4.1250
Acquisitions	2012-05-14 11:05:18.0	200	4.1250
Acquisitions	2012-05-14 11:05:29.0	200	4.1250
Acquisitions	2012-05-14 11:05:29.0	48	4.1250
Acquisitions	2012-05-14 11:06:32.0	3,198	4.1250
Acquisitions	2012-05-14 11:06:32.0	6,480	4.1250
Acquisitions	2012-05-14 11:06:44.0	13	4.1250
Acquisitions	2012-05-14 11:06:47.0	3,987	4.1250
Acquisitions	2012-05-14 11:06:47.0	16,013	4.1250
Acquisitions	2012-05-14 11:06:47.0	190	4.1250
Acquisitions	2012-05-14 11:07:01.0	1,630	4.1250
Acquisitions	2012-05-14 11:07:03.0	2,180	4.1250
Acquisitions	2012-05-14 11:07:03.0	15,507	4.1250
Acquisitions	2012-05-15 09:38:15.0	162	4.0630
Acquisitions	2012-05-15 09:38:19.0	1,653	4.0630
Acquisitions	2012-05-15 09:41:21.0	3,185	4.0630
Acquisitions	2012-05-15 09:42:07.0	158	4.0630
Acquisitions	2012-05-15 09:43:07.0	4,842	4.0630
Acquisitions	2012-05-15 09:43:07.0	2,184	4.0630
Acquisitions	2012-05-15 09:43:07.0	515	4.0630
Acquisitions	2012-05-15 09:43:09.0	10,000	4.0630
Acquisitions	2012-05-15 09:43:09.0	2,301	4.0630
Sale	2012-05-21 15:07:13.0	5,000	4.0700
Sale	2012-05-21 15:07:13.0	18,032	4.0700
Sale	2012-05-21 15:07:13.0	1,968	4.0700
Sale	2012-05-21 15:08:02.0	1,778	4.0780
Sale	2012-05-21 15:08:09.0	835	4.0780
Sale	2012-05-21 15:08:09.0	1,853	4.0780
Sale	2012-05-21 15:08:09.0	534	4.0780
Sale	2012-05-21 15:08:09.0	2,693	4.0780
Sale	2012-05-21 15:08:18.0	835	4.0780
Sale	2012-05-21 15:08:18.0	835	4.0780
Sale	2012-05-21 15:08:18.0	270	4.0780
Sale	2012-05-21 15:08:30.0	1,197	4.0780
Sale	2012-05-21 15:09:19.0	1,863	4.0780
Sale	2012-05-21 15:09:19.0	5,110	4.0780
Sale	2012-05-21 15:09:22.0	5,000	4.0780
Sale	2012-05-21 15:09:29.0	2,197	4.0780
Sale	2012-05-21 15:09:59.0	253	4.0840
Sale	2012-05-21 16:35:00.0	25,000	3.9600
Sale	2012-05-21 16:35:00.0	4,258	3.9600
Sale	2012-05-21 16:35:00.0	2,450	3.9600
Sale	2012-05-21 16:35:06.0	9,500	3.9600
Sale	2012-05-21 16:35:09.0	2,000	3.9600

Sale	2012-05-21 16:35:13.0	500	3.9600
Sale	2012-05-21 16:35:18.0	2,000	3.9600
Sale	2012-05-21 16:35:21.0	4,292	3.9600
Sale	2012-05-21 16:35:45.0	20,708	3.9600
Sale	2012-05-21 16:35:45.0	450	3.9600
Sale	2012-05-21 16:36:14.0	3,589	3.9600
Sale	2012-05-21 16:36:23.0	411	3.9600
Sale	2012-05-21 16:37:17.0	800	3.9600
Sale	2012-05-21 16:37:32.0	450	3.9600
Sale	2012-05-21 16:38:05.0	250	3.9600
Sale	2012-05-21 16:38:31.0	1,000	3.9600
Sale	2012-05-21 16:39:53.0	700	3.9600
Acquisitions	2012-05-22 14:47:54.0	9,831	3.5300
Acquisitions	2012-05-22 14:48:00.0	169	3.5300
Acquisitions	2012-05-22 14:48:00.0	2,014	3.5300
Acquisitions	2012-05-22 14:48:02.0	452	3.5300
Acquisitions	2012-05-22 14:55:38.0	10,000	3.5350
Acquisitions	2012-05-22 14:55:38.0	1,534	3.5350
Acquisitions	2012-05-22 14:55:38.0	1,000	3.5350
Acquisitions	2012-05-22 15:14:21.0	10,000	3.5250
Acquisitions	2012-05-22 15:30:03.0	5,000	3.5200
Acquisitions	2012-05-22 15:30:03.0	5,000	3.5200
Acquisitions	2012-05-22 15:47:58.0	4,041	3.5200
Acquisitions	2012-05-22 15:47:58.0	5,959	3.5200
Acquisitions	2012-05-22 15:50:48.0	600	3.5190
Acquisitions	2012-05-22 15:50:48.0	1,199	3.5190
Acquisitions	2012-05-22 15:51:23.0	2,230	3.5190
Acquisitions	2012-05-22 15:53:54.0	971	3.5190
Acquisitions	2012-05-22 15:53:54.0	971	3.5190
Acquisitions	2012-05-22 15:53:54.0	971	3.5190
Acquisitions	2012-05-24 08:50:58.0	647	3.3570
Acquisitions	2012-05-24 08:51:10.0	1,365	3.3570
Acquisitions	2012-05-24 08:51:18.0	2,988	3.3570
Acquisitions	2012-05-24 08:58:03.0	2,000	3.3500
Acquisitions	2012-05-24 08:58:03.0	3,000	3.3500
Acquisitions	2012-05-28 08:51:04.0	1,867	3.3400
Acquisitions	2012-05-28 08:51:04.0	4,845	3.3400
Acquisitions	2012-05-28 08:51:04.0	2,061	3.3400
Acquisitions	2012-05-28 08:51:06.0	2,939	3.3400
Acquisitions	2012-05-28 08:51:06.0	3,171	3.3400
Acquisitions	2012-05-28 08:51:06.0	1,829	3.3400
Acquisitions	2012-05-28 08:51:09.0	1,834	3.3400
Acquisitions	2012-05-28 08:51:12.0	3,166	3.3400
Acquisitions	2012-05-28 08:51:12.0	5,000	3.3400
Acquisitions	2012-05-28 08:51:12.0	495	3.3400
Acquisitions	2012-05-28 08:51:12.0	4,462	3.3400
Acquisitions	2012-05-28 15:22:30.0	10,000	3.2750
Acquisitions	2012-05-28 15:22:38.0	7,414	3.2750
Acquisitions	2012-05-28 15:23:18.0	2,586	3.2750
Acquisitions	2012-05-28 15:23:32.0	10,000	3.2750
Acquisitions	2012-05-28 15:36:52.0	10,000	3.2750
Acquisitions	2012-05-28 15:36:52.0	1,527	3.2750

Acquisitions	2012-05-28 15:36:52.0	1,000	3.2750
Acquisitions	2012-05-28 15:36:52.0	4	3.2750
Acquisitions	2012-05-28 15:36:52.0	2,193	3.2750
Acquisitions	2012-05-28 15:36:52.0	43	3.2750
Acquisitions	2012-05-28 15:36:53.0	6,760	3.2750
Acquisitions	2012-05-28 15:36:53.0	8,473	3.2750
Acquisitions	2012-05-29 11:45:05.0	1,069	3.2250
Acquisitions	2012-05-29 11:45:10.0	3,931	3.2250
Acquisitions	2012-05-29 11:45:10.0	495	3.2250
Acquisitions	2012-05-29 11:45:10.0	1,496	3.2250
Acquisitions	2012-05-29 11:45:18.0	3,009	3.2250
Acquisitions	2012-05-29 11:45:34.0	5,000	3.2250
Acquisitions	2012-05-29 11:45:34.0	4,695	3.2250
Acquisitions	2012-05-29 11:45:34.0	1,167	3.2250
Acquisitions	2012-05-29 11:45:34.0	2,741	3.2250
Acquisitions	2012-05-29 11:45:34.0	305	3.2250
Acquisitions	2012-05-29 12:11:46.0	1,092	3.2250
Acquisitions	2012-05-29 12:15:46.0	4,556	3.2250
Acquisitions	2012-05-29 12:18:02.0	444	3.2250
Sale	2012-06-15 12:34:52.0	5,000	3.3050
Sale	2012-06-15 12:35:14.0	5,000	3.3050
Sale	2012-06-15 12:35:14.0	5,000	3.3050
Sale	2012-06-15 12:35:14.0	2,741	3.3050
Sale	2012-06-15 12:35:14.0	1,170	3.3050
Sale	2012-06-15 14:30:01.0	100	3.3050
Sale	2012-06-15 14:30:01.0	3	3.3050
Sale	2012-06-15 14:59:13.0	986	3.3050
Sale	2012-06-15 14:59:13.0	1,376	3.3050
Sale	2012-06-15 14:59:13.0	3,054	3.3050
Sale	2012-06-15 15:00:28.0	1,946	3.3050
Sale	2012-06-15 15:00:28.0	1,266	3.3050
Sale	2012-06-15 15:00:28.0	2,358	3.3050
Acquisitions	2012-06-18 09:04:56.0	5,000	3.2800
Acquisitions	2012-06-18 09:05:24.0	5,000	3.2800
Acquisitions	2012-06-18 09:05:24.0	181	3.2800
Acquisitions	2012-06-18 09:05:37.0	2,890	3.2800
Acquisitions	2012-06-18 09:10:26.0	3,500	3.2800
Acquisitions	2012-06-18 09:10:26.0	3,610	3.2800
Acquisitions	2012-06-18 09:10:26.0	1,525	3.2800
Acquisitions	2012-06-18 09:10:26.0	266	3.2800
Acquisitions	2012-06-18 09:10:26.0	8,028	3.2800
Sale	2012-06-18 13:08:47.0	10,000	3.3000
Sale	2012-06-18 13:08:47.0	20,000	3.3000
Acquisitions	2012-06-18 16:26:56.0	683	3.2570
Acquisitions	2012-06-18 16:29:27.0	4,317	3.2570
Acquisitions	2012-06-18 16:29:27.0	1,221	3.2570
Acquisitions	2012-06-18 16:35:00.0	3,779	3.2570
Sale	2012-06-19 10:50:32.0	7,500	3.3100
Sale	2012-06-19 10:50:32.0	2,863	3.3100
Sale	2012-06-19 10:50:32.0	1,535	3.3100
Sale	2012-06-19 10:50:32.0	1,400	3.3100
Sale	2012-06-19 10:50:32.0	921	3.3100

Sale	2012-06-19 10:50:32.0	3,644	3.3100
Sale	2012-06-19 10:50:32.0	6,425	3.3100
Sale	2012-06-19 10:50:32.0	137	3.3100
Sale	2012-06-19 10:50:32.0	401	3.3100
Sale	2012-06-19 10:50:32.0	1,000	3.3100
Sale	2012-06-19 10:50:32.0	52	3.3100
Sale	2012-06-19 10:50:32.0	1,546	3.3100
Sale	2012-06-19 10:50:32.0	2,576	3.3100
Sale	2012-06-19 10:56:46.0	1,562	3.3200
Sale	2012-06-19 10:56:46.0	5,938	3.3200
Sale	2012-06-19 10:56:46.0	4,016	3.3200
Sale	2012-06-19 10:56:46.0	3,078	3.3200
Sale	2012-06-19 10:56:46.0	4,422	3.3200
Sale	2012-06-19 10:56:46.0	8,716	3.3200
Sale	2012-06-19 10:56:46.0	2,268	3.3200
Sale	2012-06-20 09:11:34.0	92	3.3590
Sale	2012-06-20 09:14:04.0	1,065	3.3590
Sale	2012-06-20 09:14:04.0	583	3.3590
Sale	2012-06-20 09:14:04.0	8,260	3.3590
Acquisitions	2012-07-05 16:35:00.0	19,813	3.6100
Acquisitions	2012-07-05 16:35:00.0	15,811	3.6100
Acquisitions	2012-07-05 16:35:00.0	4,376	3.6100
Sale	2012-07-11 15:29:18.0	10,000	3.6500
Sale	2012-07-11 15:29:18.0	11,360	3.6500
Sale	2012-07-11 15:29:18.0	2,378	3.6500
Sale	2012-07-11 15:29:18.0	1,370	3.6500
Sale	2012-07-11 15:29:18.0	1,400	3.6500
Sale	2012-07-11 15:29:26.0	2,789	3.6500
Sale	2012-07-11 15:29:26.0	2,063	3.6500
Sale	2012-07-11 15:29:26.0	8,640	3.6500
Acquisitions	2012-07-12 14:42:46.0	10,000	3.6200
Acquisitions	2012-07-12 14:42:48.0	100	3.6200
Acquisitions	2012-07-12 14:42:48.0	2,400	3.6200
Acquisitions	2012-07-12 14:42:48.0	300	3.6200
Acquisitions	2012-07-12 14:42:48.0	2,651	3.6200
Acquisitions	2012-07-12 14:42:48.0	450	3.6200
Acquisitions	2012-07-12 14:42:48.0	3,313	3.6200
Acquisitions	2012-07-12 14:42:48.0	7,300	3.6200
Acquisitions	2012-07-12 14:42:49.0	5,947	3.6200
Acquisitions	2012-07-12 14:42:49.0	852	3.6200
Acquisitions	2012-07-12 14:42:49.0	319	3.6200
Acquisitions	2012-07-12 14:42:50.0	100	3.6200
Acquisitions	2012-07-12 14:44:34.0	1,200	3.6200
Acquisitions	2012-07-12 14:44:36.0	758	3.6200
Acquisitions	2012-07-12 14:44:36.0	228	3.6200
Acquisitions	2012-07-12 14:44:36.0	1,474	3.6200
Acquisitions	2012-07-12 14:44:37.0	2,608	3.6200
Acquisitions	2012-07-12 15:36:56.0	8	3.5950
Acquisitions	2012-07-12 15:38:44.0	4,992	3.5950
Acquisitions	2012-07-12 15:38:50.0	442	3.5950
Acquisitions	2012-07-12 15:39:38.0	4,558	3.5950
Acquisitions	2012-07-12 15:47:50.0	1,843	3.5950

Acquisitions	2012-07-12 15:47:50.0	3,157	3.5950
Acquisitions	2012-07-12 15:47:50.0	345	3.5950
Acquisitions	2012-07-12 15:47:51.0	471	3.5950
Sale	2012-07-13 13:30:23.0	2,006	3.6600
Sale	2012-07-13 13:30:23.0	3,623	3.6600
Sale	2012-07-13 13:30:23.0	4,371	3.6600
Sale	2012-07-13 13:30:23.0	880	3.6600
Sale	2012-07-13 13:30:23.0	826	3.6600
Sale	2012-07-13 13:30:28.0	2,500	3.6600
Sale	2012-07-13 13:30:28.0	1,965	3.6600
Sale	2012-07-13 13:30:29.0	3,829	3.6600
Sale	2012-07-13 13:30:29.0	450	3.6600
Sale	2012-07-13 13:30:30.0	4,627	3.6600
Sale	2012-07-13 13:30:42.0	1,839	3.6600
Sale	2012-07-13 13:30:42.0	2,503	3.6600
Sale	2012-07-13 13:30:46.0	581	3.6600
Sale	2012-07-13 13:47:33.0	838	3.6600
Sale	2012-07-13 13:50:20.0	443	3.6600
Sale	2012-07-13 13:53:07.0	5,487	3.6600
Sale	2012-07-13 13:53:07.0	3,232	3.6600
Acquisitions	2012-07-16 13:13:48.0	584	3.6200
Acquisitions	2012-07-16 13:13:48.0	9,416	3.6200
Acquisitions	2012-07-16 13:13:48.0	5,134	3.6200
Acquisitions	2012-07-16 13:13:48.0	535	3.6200
Acquisitions	2012-07-16 13:13:48.0	847	3.6200
Acquisitions	2012-07-16 13:13:48.0	665	3.6200
Acquisitions	2012-07-16 13:13:48.0	154	3.6200
Acquisitions	2012-07-16 13:13:48.0	1,400	3.6200
Acquisitions	2012-07-16 13:13:48.0	1,389	3.6200
Acquisitions	2012-07-16 13:13:49.0	5,010	3.6200
Acquisitions	2012-07-16 13:13:55.0	1,781	3.6200
Acquisitions	2012-07-16 13:13:55.0	4,866	3.6200
Acquisitions	2012-07-16 13:13:55.0	8,219	3.6200
Acquisitions	2012-07-16 14:54:40.0	1,336	3.5900
Acquisitions	2012-07-16 14:54:40.0	8,664	3.5900
Acquisitions	2012-07-16 14:54:40.0	2,836	3.5900
Acquisitions	2012-07-16 14:54:40.0	1,046	3.5900
Acquisitions	2012-07-16 14:54:41.0	6,118	3.5900
Acquisitions	2012-07-16 15:10:28.0	611	3.5830
Acquisitions	2012-07-16 15:35:06.0	3,389	3.5830
Acquisitions	2012-07-16 15:35:06.0	4,000	3.5830
Acquisitions	2012-07-16 15:35:08.0	327	3.5830
Acquisitions	2012-07-16 15:35:16.0	3,673	3.5830
Acquisitions	2012-07-16 15:35:25.0	4,000	3.5830
Acquisitions	2012-07-16 15:35:25.0	3,730	3.5830
Acquisitions	2012-07-16 15:35:25.0	270	3.5830
Sale	2012-07-17 10:10:50.0	10,000	3.6500
Sale	2012-07-17 10:10:50.0	1,541	3.6500
Sale	2012-07-17 10:10:51.0	1,074	3.6500
Sale	2012-07-17 10:10:51.0	3,342	3.6500
Sale	2012-07-17 10:10:51.0	4,043	3.6500
Sale	2012-07-17 10:10:51.0	3,342	3.6500

Sale	2012-07-17 10:10:51.0	1,949	3.6500
Sale	2012-07-17 10:10:52.0	4,283	3.6500
Sale	2012-07-17 10:10:56.0	3,226	3.6500
Sale	2012-07-17 10:10:56.0	542	3.6500
Sale	2012-07-17 10:10:56.0	542	3.6500
Sale	2012-07-17 10:10:56.0	248	3.6500
Sale	2012-07-17 10:10:56.0	1,561	3.6500
Sale	2012-07-17 10:11:04.0	4,167	3.6500
Sale	2012-07-17 10:11:04.0	140	3.6500
Acquisitions	2012-07-18 11:48:20.0	3,000	3.5900
Acquisitions	2012-07-18 11:48:20.0	2,000	3.5900
Acquisitions	2012-07-18 11:48:20.0	2,400	3.5900
Acquisitions	2012-07-18 11:48:20.0	1,317	3.5900
Acquisitions	2012-07-18 11:48:20.0	1,283	3.5900
Acquisitions	2012-07-18 11:48:20.0	878	3.5900
Acquisitions	2012-07-18 11:48:22.0	459	3.5900
Acquisitions	2012-07-18 11:48:24.0	3,663	3.5900
Acquisitions	2012-07-18 11:48:24.0	2,094	3.5900
Acquisitions	2012-07-18 11:48:40.0	1,898	3.5900
Acquisitions	2012-07-18 11:48:44.0	1,008	3.5900
Sale	2012-07-18 15:19:24.0	5,000	3.6400
Sale	2012-07-18 15:19:24.0	15,000	3.6400
Acquisitions	2012-07-20 09:21:15.0	40	3.5700
Acquisitions	2012-07-20 09:21:15.0	871	3.5700
Acquisitions	2012-07-20 09:23:02.0	2,150	3.5700
Acquisitions	2012-07-20 09:23:02.0	134	3.5700
Acquisitions	2012-07-20 09:23:42.0	5,000	3.5700
Acquisitions	2012-07-20 09:23:42.0	1,267	3.5700
Acquisitions	2012-07-20 09:23:42.0	3,009	3.5700
Acquisitions	2012-07-20 09:23:42.0	538	3.5700
Acquisitions	2012-07-20 09:23:47.0	307	3.5700
Acquisitions	2012-07-20 09:26:05.0	2,497	3.5700
Acquisitions	2012-07-20 09:26:05.0	129	3.5700
Acquisitions	2012-07-20 09:33:25.0	4,058	3.5700
Acquisitions	2012-07-20 09:33:25.0	215	3.5700
Acquisitions	2012-07-20 09:56:04.0	4,947	3.5700
Acquisitions	2012-07-20 09:56:04.0	1,912	3.5700
Acquisitions	2012-07-20 09:56:04.0	630	3.5700
Acquisitions	2012-07-20 09:56:04.0	4,057	3.5700
Acquisitions	2012-07-20 09:56:04.0	1,401	3.5700
Acquisitions	2012-07-20 09:56:04.0	2,000	3.5700
Acquisitions	2012-07-20 09:56:04.0	4,838	3.5700
Acquisitions	2012-07-20 11:19:58.0	5,000	3.5350
Acquisitions	2012-07-20 11:19:58.0	5,000	3.5350
Acquisitions	2012-07-20 11:19:59.0	1,500	3.5350
Acquisitions	2012-07-20 11:20:00.0	3,500	3.5350
Acquisitions	2012-07-20 11:20:02.0	1,164	3.5350
Acquisitions	2012-07-20 11:20:02.0	3,836	3.5350
Acquisitions	2012-07-20 15:54:52.0	1,593	3.4400
Acquisitions	2012-07-20 15:54:52.0	1,407	3.4400
Acquisitions	2012-07-20 15:54:52.0	2,000	3.4400
Acquisitions	2012-07-20 15:57:26.0	5,000	3.4400

Acquisitions	2012-07-20 15:57:26.0	980	3.4400
Acquisitions	2012-07-20 15:57:26.0	59	3.4400
Acquisitions	2012-07-20 15:57:26.0	920	3.4400
Acquisitions	2012-07-20 15:57:26.0	1,906	3.4400
Acquisitions	2012-07-20 15:57:26.0	1,600	3.4400
Acquisitions	2012-07-20 15:57:26.0	3,400	3.4400
Acquisitions	2012-07-20 15:57:27.0	417	3.4400
Acquisitions	2012-07-20 15:57:28.0	718	3.4400
Sale	2012-07-20 16:24:18.0	520	3.4700
Sale	2012-07-20 16:24:22.0	4,480	3.4700
Sale	2012-07-20 16:24:22.0	15,000	3.4700
Acquisitions	2012-07-24 11:23:52.0	4,451	3.3500
Acquisitions	2012-07-24 11:23:52.0	25,549	3.3500
Acquisitions	2012-07-24 12:51:36.0	5,675	3.3150
Acquisitions	2012-07-24 12:51:36.0	24,325	3.3150
Acquisitions	2012-07-24 15:35:19.0	750	3.2700
Acquisitions	2012-07-24 15:35:19.0	25	3.2700
Acquisitions	2012-07-24 15:35:20.0	1,708	3.2700
Acquisitions	2012-07-24 15:39:57.0	7,517	3.2700
Acquisitions	2012-07-24 15:39:57.0	1,300	3.2700
Acquisitions	2012-07-24 15:39:57.0	9,647	3.2700
Acquisitions	2012-07-24 15:39:57.0	353	3.2700
Acquisitions	2012-07-24 15:39:57.0	676	3.2700
Acquisitions	2012-07-25 13:10:23.0	1,464	3.1800
Acquisitions	2012-07-25 13:10:23.0	1,536	3.1800
Acquisitions	2012-07-25 13:10:23.0	1,832	3.1800
Acquisitions	2012-07-25 13:12:36.0	2,310	3.1800
Acquisitions	2012-07-25 13:12:36.0	3,803	3.1800
Acquisitions	2012-07-25 13:12:36.0	690	3.1800
Acquisitions	2012-07-25 13:12:54.0	3,000	3.1800
Acquisitions	2012-07-25 13:52:43.0	2,440	3.1800
Acquisitions	2012-07-25 13:52:58.0	157	3.1800
Acquisitions	2012-07-25 13:52:58.0	1,890	3.1800
Acquisitions	2012-07-25 13:52:58.0	1,110	3.1800
Acquisitions	2012-07-25 13:52:58.0	560	3.1800
Acquisitions	2012-07-25 13:52:58.0	902	3.1800
Acquisitions	2012-07-25 13:53:30.0	3,000	3.1800
Acquisitions	2012-07-25 13:53:30.0	1,904	3.1800
Acquisitions	2012-07-25 13:55:58.0	1,096	3.1800
Acquisitions	2012-07-25 13:55:58.0	111	3.1800
Acquisitions	2012-07-25 13:55:58.0	2,174	3.1800
Acquisitions	2012-07-25 13:55:58.0	21	3.1800
Sale	2012-07-25 16:17:15.0	320	3.2000
Sale	2012-07-25 16:18:44.0	2,680	3.2000
Sale	2012-07-25 16:22:51.0	3,000	3.2000
Sale	2012-07-25 16:27:31.0	1,975	3.2000
Sale	2012-07-25 16:28:12.0	1,025	3.2000
Sale	2012-07-25 16:28:12.0	1,975	3.2000
Sale	2012-07-25 16:28:12.0	1,128	3.2000
Sale	2012-07-25 16:29:55.0	784	3.2000
Sale	2012-07-26 15:24:12.0	1,675	3.2100
Sale	2012-07-26 15:24:25.0	3,093	3.2100

Sale	2012-07-26 15:25:18.0	232	3.2100
Sale	2012-07-26 15:25:18.0	603	3.2100
Sale	2012-07-26 15:25:20.0	2,294	3.2100
Sale	2012-07-26 15:25:24.0	126	3.2100
Sale	2012-07-26 15:26:02.0	1,977	3.2100
Sale	2012-07-26 15:27:01.0	5,000	3.2100
Sale	2012-07-26 15:27:01.0	419	3.2100
Sale	2012-07-26 15:27:05.0	1,468	3.2100
Sale	2012-07-26 15:27:16.0	226	3.2100
Sale	2012-07-27 14:54:02.0	4,000	3.2950
Sale	2012-07-27 14:54:02.0	5,380	3.2950
Sale	2012-07-27 14:55:41.0	100	3.2950
Sale	2012-07-27 14:55:41.0	300	3.2950
Sale	2012-07-27 14:55:41.0	100	3.2950
Sale	2012-07-27 14:55:41.0	900	3.2950
Sale	2012-07-27 14:55:41.0	300	3.2950
Sale	2012-07-27 14:55:41.0	200	3.2950
Sale	2012-07-27 14:55:41.0	100	3.2950
Sale	2012-07-27 14:55:41.0	300	3.2950
Sale	2012-07-27 14:55:41.0	500	3.2950
Sale	2012-07-27 14:55:41.0	100	3.2950
Sale	2012-07-27 14:55:41.0	1,100	3.2950
Sale	2012-07-27 15:00:06.0	300	3.2950
Sale	2012-07-27 15:00:06.0	3,700	3.2950
Sale	2012-07-27 15:00:39.0	4,000	3.2950
Sale	2012-07-27 15:00:39.0	596	3.2950
Sale	2012-07-30 10:30:11.0	295	3.4170
Sale	2012-07-30 10:31:51.0	7,705	3.4170
Sale	2012-07-30 10:31:51.0	1,464	3.4170
Sale	2012-07-30 10:31:51.0	4,836	3.4170
Sale	2012-07-30 10:31:51.0	1,255	3.4170
Sale	2012-07-30 10:31:51.0	445	3.4170
Sale	2012-07-30 10:31:51.0	8,114	3.4170
Sale	2012-07-30 10:32:22.0	5,886	3.4170
Sale	2012-07-31 16:35:00.0	30,000	3.4500
Sale	2012-08-20 16:15:46.0	3,633	3.6800
Sale	2012-08-20 16:15:48.0	16,367	3.6800
Sale	2012-08-20 16:15:48.0	20,175	3.6800
Sale	2012-08-20 16:15:48.0	1,359	3.6800
Sale	2012-08-20 16:15:49.0	18,466	3.6800
Sale	2012-08-27 12:52:53.0	3,184	3.7400
Sale	2012-08-27 12:53:32.0	934	3.7400
Sale	2012-08-27 12:56:06.0	569	3.7400
Sale	2012-08-27 12:56:24.0	1,423	3.7400
Sale	2012-08-27 12:56:24.0	1,000	3.7400
Sale	2012-08-27 12:56:24.0	269	3.7400
Sale	2012-08-27 12:56:24.0	1,842	3.7400
Sale	2012-08-27 12:56:24.0	1,390	3.7400
Sale	2012-08-27 12:58:08.0	1,300	3.7400
Sale	2012-08-27 13:01:44.0	53	3.7400
Sale	2012-08-27 13:01:44.0	942	3.7400
Sale	2012-08-27 13:01:44.0	3,936	3.7400

Sale	2012-08-27 13:02:15.0	7,500	3.7400
Sale	2012-08-27 13:02:15.0	1,690	3.7400
Sale	2012-08-27 13:02:18.0	5,810	3.7400
Sale	2012-08-27 13:02:30.0	7,500	3.7400
Sale	2012-08-27 13:02:30.0	7,500	3.7400
Sale	2012-08-27 13:02:30.0	428	3.7400
Sale	2012-08-27 13:02:30.0	346	3.7400
Sale	2012-08-27 13:03:07.0	7,072	3.7400
Sale	2012-08-27 13:03:07.0	1,128	3.7400
Sale	2012-08-27 15:12:02.0	7,500	3.8000
Sale	2012-08-27 15:12:02.0	12,873	3.8000
Sale	2012-08-27 15:12:02.0	7,500	3.8000
Sale	2012-08-27 15:12:02.0	14,147	3.8000
Sale	2012-08-27 15:12:02.0	1,300	3.8000
Sale	2012-08-27 15:12:02.0	1,316	3.8000
Sale	2012-08-27 15:12:02.0	4,884	3.8000
Sale	2012-08-27 15:12:02.0	480	3.8000
Sale	2012-08-27 15:29:32.0	2,000	3.8250
Sale	2012-08-27 15:29:32.0	3,000	3.8250
Sale	2012-08-27 15:29:33.0	2,789	3.8250
Sale	2012-08-27 15:29:33.0	2,211	3.8250
Sale	2012-08-27 16:11:21.0	2,725	3.8400
Sale	2012-08-27 16:11:21.0	250	3.8400
Sale	2012-08-27 16:11:22.0	2,025	3.8400
Sale	2012-08-27 16:11:22.0	4,375	3.8400
Sale	2012-08-27 16:11:25.0	625	3.8400
Sale	2012-08-27 16:12:42.0	5,000	3.8500
Sale	2012-08-27 16:12:48.0	5,000	3.8500
Sale	2012-08-27 16:18:38.0	5,000	3.8600
Sale	2012-08-27 16:26:03.0	5,000	3.8600
Sale	2012-09-04 10:12:42.0	5,030	3.9350
Sale	2012-09-04 10:12:54.0	990	3.9350
Sale	2012-09-04 10:12:54.0	990	3.9350
Sale	2012-09-04 10:12:54.0	2,990	3.9350
Sale	2012-09-04 10:12:54.0	958	3.9350
Sale	2012-09-04 10:12:54.0	243	3.9350
Sale	2012-09-04 10:12:54.0	2,269	3.9350
Sale	2012-09-04 10:12:59.0	7,488	3.9350
Sale	2012-09-04 10:12:59.0	3,184	3.9350
Sale	2012-09-04 10:13:00.0	7,934	3.9350
Sale	2012-09-04 10:13:00.0	2,066	3.9350
Sale	2012-09-04 10:13:00.0	2,726	3.9350
Sale	2012-09-04 10:13:14.0	990	3.9350
Sale	2012-09-04 10:13:14.0	990	3.9350
Sale	2012-09-04 10:13:14.0	5,294	3.9350
Sale	2012-09-04 10:13:15.0	3,792	3.9350
Sale	2012-09-04 10:13:20.0	2,066	3.9350
Sale	2012-09-04 10:35:17.0	1,903	3.9450
Sale	2012-09-04 10:37:45.0	917	3.9450
Sale	2012-09-04 10:37:58.0	2,180	3.9450
Sale	2012-09-04 10:37:58.0	226	3.9450
Sale	2012-09-04 10:37:59.0	4,300	3.9450

Sale	2012-09-04 10:38:04.0	474	3.9450
Sale	2012-09-04 10:38:04.0	112	3.9450
Sale	2012-09-04 10:38:04.0	1,119	3.9450
Sale	2012-09-04 10:38:04.0	917	3.9450
Sale	2012-09-04 10:38:04.0	917	3.9450
Sale	2012-09-04 10:38:18.0	2,047	3.9450
Sale	2012-09-04 10:38:18.0	2,540	3.9450
Sale	2012-09-04 10:38:20.0	1,815	3.9450
Acquisitions	2012-11-07 09:23:27.0	9,232	3.8400
Acquisitions	2012-11-07 09:23:29.0	768	3.8400
Acquisitions	2012-11-07 09:23:29.0	7,789	3.8400
Acquisitions	2012-11-07 09:23:29.0	768	3.8400
Acquisitions	2012-11-07 09:23:29.0	2,211	3.8400
Acquisitions	2012-11-07 09:23:29.0	9,232	3.8400
Acquisitions	2012-11-07 16:26:01.0	8,000	3.7800
Acquisitions	2012-11-07 16:26:01.0	387	3.7800
Acquisitions	2012-11-07 16:26:01.0	567	3.7800
Acquisitions	2012-11-07 16:26:37.0	2,013	3.7800
Acquisitions	2012-11-07 16:26:37.0	5,033	3.7800
Acquisitions	2012-11-07 16:26:39.0	3,762	3.7800
Acquisitions	2012-11-07 16:26:48.0	4,238	3.7800
Acquisitions	2012-11-07 16:26:51.0	6,000	3.7800
Sale	2012-11-08 11:36:37.0	30,000	3.8600
Sale	2012-11-08 11:37:41.0	3,100	3.8670
Sale	2012-11-08 11:37:41.0	26,900	3.8670
Acquisitions	2012-11-23 11:54:00.0	5,000	3.6610
Acquisitions	2012-11-23 11:54:00.0	5,000	3.6610
Acquisitions	2012-11-23 11:54:00.0	778	3.6610
Acquisitions	2012-11-23 11:54:00.0	1,946	3.6610
Acquisitions	2012-11-23 11:54:00.0	2,824	3.6610
Acquisitions	2012-11-23 11:54:00.0	4,452	3.6610
Acquisitions	2012-11-23 11:54:00.0	3,946	3.6610
Acquisitions	2012-11-23 11:54:00.0	1,054	3.6610
Acquisitions	2012-11-23 11:54:00.0	5,000	3.6610
Acquisitions	2012-11-26 12:24:22.0	378	3.6300
Acquisitions	2012-11-26 12:24:22.0	3,694	3.6300
Acquisitions	2012-11-26 12:24:23.0	928	3.6300
Acquisitions	2012-11-26 12:24:23.0	5,000	3.6300
Acquisitions	2012-11-26 12:24:23.0	118	3.6300
Acquisitions	2012-11-26 12:24:23.0	863	3.6300
Acquisitions	2012-11-26 12:24:23.0	931	3.6300
Acquisitions	2012-11-26 12:24:23.0	1,378	3.6300
Acquisitions	2012-11-26 12:43:54.0	169	3.6300
Acquisitions	2012-11-26 12:43:54.0	1,828	3.6300
Acquisitions	2012-11-26 15:25:53.0	5,000	3.6300
Acquisitions	2012-11-26 15:25:54.0	4,713	3.6300
Sale	2012-11-27 11:39:28.0	1,329	3.6650
Sale	2012-11-27 11:39:28.0	6,111	3.6650
Sale	2012-11-27 11:39:28.0	2,560	3.6650
Sale	2012-11-27 11:39:28.0	2,560	3.6650
Sale	2012-11-27 11:39:28.0	2,560	3.6650
Sale	2012-11-27 11:39:28.0	4,880	3.6650

Sale	2012-11-27 11:39:48.0	4,540	3.6650
Sale	2012-11-27 11:39:48.0	460	3.6650
Acquisitions	2012-11-27 15:23:08.0	1,326	3.5810
Acquisitions	2012-11-27 15:23:08.0	3,674	3.5810
Acquisitions	2012-11-27 15:23:08.0	10,000	3.5810
Acquisitions	2012-11-27 15:23:08.0	10,000	3.5810
Acquisitions	2012-11-27 15:32:09.0	498	3.5800
Acquisitions	2012-11-27 15:32:09.0	57	3.5800
Acquisitions	2012-11-27 15:32:09.0	8,046	3.5800
Acquisitions	2012-11-27 15:32:09.0	1,897	3.5800
Acquisitions	2012-11-27 15:32:09.0	10,000	3.5800
Acquisitions	2012-11-27 15:32:09.0	3,914	3.5800
Acquisitions	2012-11-27 15:32:09.0	5,588	3.5800
Sale	2012-11-29 16:04:53.0	8,498	3.6000
Sale	2012-11-29 16:04:53.0	1,502	3.6000
Sale	2012-11-29 16:04:53.0	598	3.6000
Sale	2012-11-29 16:04:53.0	10,000	3.6000
Sale	2012-11-29 16:04:56.0	1,049	3.6000
Sale	2012-11-29 16:04:56.0	460	3.6000
Sale	2012-11-29 16:04:57.0	1,000	3.6000
Sale	2012-11-29 16:04:57.0	1,893	3.6000
Sale	2012-11-29 16:12:15.0	1,264	3.6100
Sale	2012-11-29 16:13:54.0	850	3.6100
Sale	2012-11-29 16:15:30.0	1,710	3.6100
Sale	2012-11-29 16:16:02.0	6,176	3.6100
Sale	2012-11-29 16:17:36.0	10,000	3.6100
Sale	2012-11-29 16:17:36.0	10,000	3.6100
Acquisitions	2012-11-30 09:42:33.0	3,000	3.5850
Acquisitions	2012-11-30 09:42:33.0	743	3.5850
Acquisitions	2012-11-30 09:42:33.0	16,000	3.5850
Acquisitions	2012-11-30 09:42:33.0	7,000	3.5850
Acquisitions	2012-11-30 09:42:33.0	3,257	3.5850
Acquisitions	2012-11-30 09:53:18.0	784	3.5320
Acquisitions	2012-11-30 09:53:46.0	289	3.5320
Acquisitions	2012-11-30 09:53:47.0	741	3.5320
Acquisitions	2012-11-30 09:57:27.0	8,186	3.5320
Acquisitions	2012-11-30 09:57:27.0	3,000	3.5320
Acquisitions	2012-11-30 09:57:27.0	2,513	3.5320
Acquisitions	2012-11-30 09:57:27.0	436	3.5320
Acquisitions	2012-11-30 09:57:27.0	3,435	3.5320
Acquisitions	2012-11-30 09:57:27.0	1,052	3.5320
Acquisitions	2012-11-30 09:57:27.0	600	3.5320
Acquisitions	2012-11-30 09:57:28.0	8,964	3.5320
Sale	2012-11-30 11:54:43.0	5,000	3.5590
Sale	2012-11-30 11:54:43.0	17,901	3.5590
Sale	2012-11-30 11:54:52.0	1,317	3.5590
Sale	2012-11-30 11:54:52.0	3,683	3.5590
Sale	2012-11-30 11:54:52.0	2,099	3.5590
Sale	2012-11-30 13:02:10.0	5,000	3.5900
Sale	2012-11-30 13:02:10.0	4,193	3.5900
Sale	2012-11-30 13:02:10.0	807	3.5900
Sale	2012-11-30 13:02:10.0	1,081	3.5900

Sale	2012-11-30 13:02:10.0	2,219	3.5900
Sale	2012-11-30 13:02:10.0	807	3.5900
Sale	2012-11-30 13:02:10.0	1,974	3.5900
Sale	2012-11-30 13:02:10.0	2,674	3.5900
Sale	2012-11-30 13:02:10.0	4,648	3.5900
Sale	2012-11-30 13:02:10.0	352	3.5900
Sale	2012-11-30 13:02:11.0	4,648	3.5900
Sale	2012-11-30 13:02:11.0	352	3.5900
Sale	2012-11-30 13:14:00.0	1,245	3.5900
Acquisitions	2012-12-03 08:37:11.0	5,000	3.5500
Acquisitions	2012-12-03 15:45:53.0	1,000	3.5000
Acquisitions	2012-12-03 15:45:53.0	10,000	3.5000
Acquisitions	2012-12-03 15:45:53.0	2,031	3.5000
Acquisitions	2012-12-03 15:45:58.0	6,969	3.5000
Acquisitions	2012-12-03 15:45:58.0	483	3.5000
Acquisitions	2012-12-03 15:46:01.0	9,517	3.5000
Acquisitions	2012-12-03 15:52:10.0	4,224	3.4900
Acquisitions	2012-12-03 15:52:47.0	1,200	3.4900
Acquisitions	2012-12-03 15:53:58.0	4,576	3.4900
Acquisitions	2012-12-03 15:53:59.0	2,235	3.4900
Acquisitions	2012-12-03 15:54:21.0	1,000	3.4900
Acquisitions	2012-12-03 15:54:36.0	6,765	3.4900
Acquisitions	2012-12-03 15:54:39.0	853	3.4900
Acquisitions	2012-12-03 15:54:44.0	1,450	3.4900
Acquisitions	2012-12-03 15:56:29.0	7,697	3.4900
Acquisitions	2012-12-03 16:04:00.0	6,698	3.4780
Acquisitions	2012-12-03 16:04:00.0	3,302	3.4780
Acquisitions	2012-12-03 16:04:00.0	500	3.4780
Acquisitions	2012-12-03 16:04:00.0	1,475	3.4780
Acquisitions	2012-12-03 16:04:06.0	963	3.4780
Acquisitions	2012-12-03 16:04:06.0	7,562	3.4780
Acquisitions	2012-12-03 16:04:07.0	1,102	3.4780
Acquisitions	2012-12-03 16:04:10.0	3,985	3.4780
Acquisitions	2012-12-03 16:04:10.0	4,413	3.4780
Sale	2012-12-04 09:06:48.0	440	3.4910
Sale	2012-12-04 09:07:33.0	4,000	3.4910
Sale	2012-12-04 09:07:56.0	560	3.4910
Sale	2012-12-04 09:07:56.0	2,500	3.4910
Sale	2012-12-04 09:07:56.0	1,402	3.4910
Sale	2012-12-04 09:07:56.0	779	3.4910
Sale	2012-12-04 09:07:56.0	319	3.4910
Sale	2012-12-04 09:08:02.0	2,000	3.4910
Sale	2012-12-04 09:08:02.0	3,575	3.4910
Sale	2012-12-04 09:08:02.0	1,425	3.4910
Sale	2012-12-04 09:08:02.0	3,000	3.4910
Sale	2012-12-04 09:08:02.0	3,575	3.4910
Sale	2012-12-04 09:24:05.0	418	3.4910
Sale	2012-12-04 09:24:05.0	88	3.4910
Sale	2012-12-04 09:24:05.0	1,425	3.4910
Sale	2012-12-04 09:24:05.0	4,494	3.4910
Sale	2012-12-04 14:15:49.0	5,000	3.5100
Sale	2012-12-04 14:15:49.0	5,686	3.5100

Sale	2012-12-04 14:15:49.0	5,000	3.5100
Sale	2012-12-04 14:15:49.0	14,314	3.5100
Sale	2012-12-05 13:40:53.0	1,444	3.5400
Sale	2012-12-05 13:41:31.0	31	3.5400
Sale	2012-12-05 13:41:32.0	6,525	3.5400
Sale	2012-12-05 13:47:17.0	176	3.5400
Sale	2012-12-05 13:47:17.0	1,659	3.5400
Sale	2012-12-05 13:47:17.0	8,000	3.5400
Sale	2012-12-05 13:47:18.0	1,489	3.5400
Sale	2012-12-05 13:47:30.0	4,676	3.5400
Sale	2012-12-05 13:47:30.0	6,000	3.5400
Sale	2012-12-05 15:16:28.0	5,000	3.5550
Acquisitions	2012-12-06 15:25:51.0	5,000	3.5550
Acquisitions	2012-12-06 15:25:51.0	565	3.5550
Acquisitions	2012-12-06 15:25:51.0	575	3.5550
Acquisitions	2012-12-06 15:25:51.0	121	3.5550
Acquisitions	2012-12-06 15:25:53.0	475	3.5550
Acquisitions	2012-12-06 15:25:53.0	973	3.5550
Acquisitions	2012-12-06 16:16:36.0	1,650	3.5700
Acquisitions	2012-12-06 16:16:40.0	428	3.5700
Acquisitions	2012-12-06 16:16:40.0	7,922	3.5700
Acquisitions	2012-12-06 16:16:40.0	9,899	3.5700
Acquisitions	2012-12-06 16:16:40.0	101	3.5700
Acquisitions	2012-12-06 16:16:48.0	1,945	3.5700
Acquisitions	2012-12-06 16:16:48.0	8,055	3.5700
Sale	2012-12-07 13:31:33.0	1,547	3.6050
Sale	2012-12-07 13:31:33.0	2,248	3.6050
Sale	2012-12-07 13:31:38.0	1,563	3.6050
Sale	2012-12-07 13:31:39.0	3,744	3.6050
Sale	2012-12-07 13:31:39.0	898	3.6050
Sale	2012-12-07 13:31:42.0	2,799	3.6050
Sale	2012-12-07 13:31:48.0	3,478	3.6050
Sale	2012-12-07 13:31:48.0	3,723	3.6050
Sale	2012-12-07 13:31:48.0	4,565	3.6050
Sale	2012-12-07 13:31:48.0	1,535	3.6050
Sale	2012-12-07 13:31:52.0	1,684	3.6050
Sale	2012-12-07 13:32:02.0	2,216	3.6050
Acquisitions	2012-12-10 09:03:09.0	1,500	3.5650
Acquisitions	2012-12-10 09:03:09.0	2,000	3.5650
Acquisitions	2012-12-10 09:03:09.0	2,000	3.5650
Acquisitions	2012-12-10 09:03:09.0	1,403	3.5650
Acquisitions	2012-12-10 09:03:09.0	575	3.5650
Acquisitions	2012-12-10 09:03:09.0	321	3.5650
Acquisitions	2012-12-10 09:03:09.0	434	3.5650
Acquisitions	2012-12-10 09:03:09.0	650	3.5650
Acquisitions	2012-12-10 09:03:09.0	2,879	3.5650
Acquisitions	2012-12-10 09:03:09.0	4,654	3.5650
Acquisitions	2012-12-10 09:03:09.0	500	3.5650
Acquisitions	2012-12-10 09:03:09.0	434	3.5650
Acquisitions	2012-12-10 09:14:04.0	2,169	3.5650
Acquisitions	2012-12-10 09:14:04.0	1,319	3.5650
Acquisitions	2012-12-10 09:14:04.0	3,747	3.5650

Acquisitions	2012-12-10 09:14:04.0	3,747	3.5650
Acquisitions	2012-12-10 09:14:04.0	1,668	3.5650
Acquisitions	2012-12-10 10:09:12.0	900	3.5450
Acquisitions	2012-12-10 10:09:12.0	4,500	3.5450
Acquisitions	2012-12-10 10:09:12.0	1,629	3.5450
Acquisitions	2012-12-10 10:09:12.0	2,100	3.5450
Acquisitions	2012-12-10 10:09:15.0	1,371	3.5450
Acquisitions	2012-12-10 10:09:23.0	3,000	3.5450
Acquisitions	2012-12-10 10:09:23.0	3,000	3.5450
Acquisitions	2012-12-10 10:09:23.0	1,715	3.5450
Acquisitions	2012-12-10 10:09:23.0	1,285	3.5450
Acquisitions	2012-12-10 10:09:24.0	3,000	3.5450
Acquisitions	2012-12-10 10:09:26.0	404	3.5450
Acquisitions	2012-12-10 10:09:26.0	1,715	3.5450
Acquisitions	2012-12-10 10:09:28.0	881	3.5450
Acquisitions	2012-12-10 10:09:28.0	2,152	3.5450
Acquisitions	2012-12-10 10:37:40.0	2,348	3.5450
Sale	2012-12-11 09:19:47.0	1,670	3.6000
Sale	2012-12-11 09:19:53.0	19	3.6000
Sale	2012-12-11 09:19:53.0	814	3.6000
Sale	2012-12-11 09:19:53.0	6,264	3.6000
Sale	2012-12-11 09:19:53.0	575	3.6000
Sale	2012-12-11 09:19:53.0	4,406	3.6000
Sale	2012-12-11 09:19:53.0	8,330	3.6000
Sale	2012-12-11 09:19:53.0	3,161	3.6000
Sale	2012-12-11 09:19:54.0	2,179	3.6000
Sale	2012-12-11 09:19:54.0	2,582	3.6000
Sale	2012-12-11 09:21:52.0	10,000	3.6100
Sale	2012-12-11 09:21:52.0	2,000	3.6100
Sale	2012-12-11 09:21:52.0	49	3.6100
Sale	2012-12-11 09:21:52.0	1,063	3.6100
Sale	2012-12-11 09:21:52.0	323	3.6100
Sale	2012-12-11 09:21:53.0	5,190	3.6100
Sale	2012-12-11 09:21:53.0	3,375	3.6100
Sale	2012-12-11 09:22:10.0	2,000	3.6100
Sale	2012-12-11 09:22:16.0	28	3.6100
Sale	2012-12-11 09:22:16.0	5,972	3.6100
Sale	2012-12-11 10:00:45.0	7,709	3.6350
Sale	2012-12-11 10:38:11.0	10,000	3.6700
Sale	2012-12-11 10:38:11.0	3,763	3.6700
Sale	2012-12-11 10:38:11.0	4,000	3.6700
Sale	2012-12-11 10:38:11.0	2,237	3.6700
Sale	2012-12-11 10:38:11.0	2,129	3.6700
Sale	2012-12-11 10:38:12.0	7,871	3.6700
Acquisitions	2012-12-14 11:11:59.0	2,170	3.8650
Acquisitions	2012-12-14 11:13:05.0	26	3.8650
Acquisitions	2012-12-14 11:13:25.0	7,804	3.8650
Acquisitions	2012-12-14 11:13:26.0	1,468	3.8650
Acquisitions	2012-12-14 11:13:26.0	4,451	3.8650
Acquisitions	2012-12-14 11:13:26.0	5,549	3.8650
Acquisitions	2012-12-14 11:13:26.0	8,532	3.8650
Acquisitions	2012-12-14 12:58:39.0	2,559	3.8500

Acquisitions	2012-12-14 12:58:39.0	1,299	3.8500
Acquisitions	2012-12-14 12:58:39.0	3,395	3.8500
Acquisitions	2012-12-14 12:58:39.0	225	3.8500
Acquisitions	2012-12-14 12:58:39.0	982	3.8500
Acquisitions	2012-12-14 12:58:39.0	10,000	3.8500
Acquisitions	2012-12-14 12:58:39.0	615	3.8500
Acquisitions	2012-12-14 12:58:39.0	1,765	3.8500
Acquisitions	2012-12-14 12:58:39.0	9,160	3.8500
Acquisitions	2012-12-14 15:38:10.0	450	3.8100
Acquisitions	2012-12-14 15:38:28.0	254	3.8100
Acquisitions	2012-12-14 15:42:40.0	1,804	3.8100
Acquisitions	2012-12-14 15:42:40.0	1,688	3.8100
Acquisitions	2012-12-14 15:42:40.0	450	3.8100
Acquisitions	2012-12-14 15:43:25.0	583	3.8100
Acquisitions	2012-12-14 15:43:48.0	1,745	3.8100
Acquisitions	2012-12-14 15:43:48.0	1,425	3.8100
Acquisitions	2012-12-14 15:43:48.0	1,601	3.8100
Acquisitions	2012-12-14 15:44:05.0	2,000	3.8100
Acquisitions	2012-12-14 15:44:05.0	6,000	3.8100
Acquisitions	2012-12-14 15:44:05.0	2,000	3.8100
Acquisitions	2012-12-14 15:44:10.0	200	3.8100
Acquisitions	2012-12-14 15:44:14.0	350	3.8100
Acquisitions	2012-12-14 15:44:14.0	3,372	3.8100
Acquisitions	2012-12-14 15:44:42.0	1,673	3.8100
Acquisitions	2012-12-14 15:44:43.0	1,585	3.8100
Acquisitions	2012-12-14 15:44:43.0	152	3.8100
Acquisitions	2012-12-14 15:45:23.0	2,668	3.8100
Acquisitions	2012-12-14 15:56:06.0	3,186	3.8100
Acquisitions	2012-12-14 15:56:06.0	133	3.8100
Acquisitions	2012-12-14 15:56:06.0	570	3.8100
Acquisitions	2012-12-14 15:56:10.0	450	3.8100
Acquisitions	2012-12-14 15:56:53.0	526	3.8100
Acquisitions	2012-12-14 15:56:53.0	5,661	3.8100
Acquisitions	2012-12-14 15:56:54.0	1,890	3.8100
Acquisitions	2012-12-14 15:56:54.0	2,107	3.8100
Acquisitions	2012-12-14 15:56:54.0	1,687	3.8100
Acquisitions	2012-12-14 15:56:56.0	135	3.8100
Acquisitions	2012-12-14 15:57:25.0	3,655	3.8100
Acquisitions	2012-12-14 15:57:25.0	4,245	3.8100
Acquisitions	2012-12-14 15:57:25.0	16	3.8100
Acquisitions	2012-12-14 15:57:25.0	1,556	3.8100
Acquisitions	2012-12-14 15:57:25.0	1,735	3.8100
Acquisitions	2012-12-14 15:57:26.0	1,809	3.8100
Acquisitions	2012-12-14 15:57:32.0	639	3.8100
Sale	2012-12-18 10:11:04.0	10,000	3.8500
Sale	2012-12-18 10:11:04.0	10,000	3.8500
Sale	2012-12-18 10:11:04.0	666	3.8500
Sale	2012-12-18 10:11:04.0	6,969	3.8500
Sale	2012-12-18 10:11:04.0	1,066	3.8500
Sale	2012-12-18 10:11:04.0	1,299	3.8500
Sale	2012-12-18 11:02:30.0	10,000	3.8600
Sale	2012-12-18 11:02:30.0	20,000	3.8600

Sale	2012-12-18 12:39:56.0	312	3.8800
Sale	2012-12-18 12:39:56.0	3,154	3.8800
Sale	2012-12-18 12:39:56.0	9,688	3.8800
Sale	2012-12-18 12:39:56.0	4,400	3.8800
Sale	2012-12-18 12:39:56.0	23	3.8800
Sale	2012-12-18 12:39:56.0	6,768	3.8800
Sale	2012-12-18 12:39:56.0	2,423	3.8800
Sale	2012-12-18 12:40:12.0	3,232	3.8800
Acquisitions	2012-12-18 16:35:00.0	10,000	3.8550
Acquisitions	2012-12-18 16:35:00.0	2,743	3.8550
Acquisitions	2012-12-18 16:35:00.0	14,980	3.8550
Acquisitions	2012-12-18 16:35:00.0	2,277	3.8550
Acquisitions	2012-12-19 15:03:47.0	10,000	3.8500
Acquisitions	2012-12-19 15:03:47.0	2,232	3.8500
Acquisitions	2012-12-19 15:03:47.0	10,000	3.8500
Acquisitions	2012-12-19 15:03:47.0	1,101	3.8500
Acquisitions	2012-12-19 15:03:47.0	6,667	3.8500
Acquisitions	2012-12-20 09:48:25.0	10,000	3.8100
Acquisitions	2012-12-20 09:48:25.0	347	3.8100
Acquisitions	2012-12-20 09:48:25.0	4,400	3.8100
Acquisitions	2012-12-20 09:48:25.0	5,253	3.8100
Acquisitions	2012-12-20 09:48:25.0	2,445	3.8100
Acquisitions	2012-12-20 09:48:25.0	1,146	3.8100
Acquisitions	2012-12-20 09:48:25.0	983	3.8100
Acquisitions	2012-12-20 09:48:25.0	2,577	3.8100
Acquisitions	2012-12-20 09:48:25.0	2,849	3.8100
Sale	2012-12-20 11:53:33.0	785	3.8400
Sale	2012-12-20 11:54:05.0	2,500	3.8400
Sale	2012-12-20 11:54:15.0	1,694	3.8400
Sale	2012-12-20 11:54:15.0	1,617	3.8400
Sale	2012-12-20 11:54:15.0	5,021	3.8400
Sale	2012-12-20 11:54:59.0	1,836	3.8400
Sale	2012-12-20 11:54:59.0	6,547	3.8400
Acquisitions	2012-12-20 14:57:29.0	10,000	3.7900
Acquisitions	2012-12-20 14:57:29.0	2,343	3.7900
Acquisitions	2012-12-20 14:57:29.0	2,000	3.7900
Acquisitions	2012-12-20 14:57:29.0	3,380	3.7900
Acquisitions	2012-12-20 14:57:29.0	920	3.7900
Acquisitions	2012-12-20 14:57:29.0	400	3.7900
Acquisitions	2012-12-20 14:57:30.0	740	3.7900
Acquisitions	2012-12-20 14:57:30.0	499	3.7900
Acquisitions	2012-12-20 14:57:30.0	2,217	3.7900
Acquisitions	2012-12-20 14:57:30.0	2,055	3.7900
Acquisitions	2012-12-20 14:57:30.0	3,769	3.7900
Acquisitions	2012-12-20 15:03:50.0	1,677	3.7900
Sale	2012-12-20 15:35:36.0	10,000	3.8190
Sale	2012-12-20 15:35:36.0	811	3.8190
Sale	2012-12-20 15:40:17.0	716	3.8190
Sale	2012-12-20 15:41:30.0	1,661	3.8190
Sale	2012-12-20 15:41:30.0	7,623	3.8190
Sale	2012-12-20 15:41:30.0	575	3.8190
Sale	2012-12-20 15:42:34.0	8,614	3.8190

Acquisitions	2012-12-20 16:26:12.0	1,377	3.8160
Acquisitions	2012-12-20 16:26:15.0	5,000	3.8160
Acquisitions	2012-12-20 16:26:15.0	23,623	3.8160
Acquisitions	2012-12-21 10:32:59.0	10,000	3.7800
Acquisitions	2012-12-21 10:32:59.0	6,984	3.7800
Acquisitions	2012-12-21 10:32:59.0	10,000	3.7800
Acquisitions	2012-12-21 10:32:59.0	3,016	3.7800
Sale	2012-12-21 13:53:41.0	147	3.8080
Sale	2012-12-21 13:53:41.0	697	3.8080
Sale	2012-12-21 13:53:41.0	1,197	3.8080
Sale	2012-12-21 13:53:41.0	7,959	3.8080
Sale	2012-12-21 13:53:41.0	1,836	3.8080
Sale	2012-12-21 13:53:41.0	54	3.8080
Sale	2012-12-21 13:53:41.0	29	3.8080
Sale	2012-12-21 14:14:05.0	4,049	3.8080
Sale	2012-12-21 14:14:09.0	826	3.8080
Sale	2012-12-21 14:14:09.0	10,000	3.8080
Sale	2012-12-21 14:14:09.0	3,206	3.8080
Sale	2012-12-21 16:03:22.0	182	3.8400
Sale	2012-12-21 16:03:23.0	3,794	3.8400
Sale	2012-12-21 16:03:23.0	6,024	3.8400
Acquisitions	2012-12-24 09:22:13.0	2,000	3.8160
Acquisitions	2012-12-24 09:22:13.0	1,500	3.8160
Acquisitions	2012-12-24 09:22:13.0	450	3.8160
Acquisitions	2012-12-24 09:22:13.0	1,937	3.8160
Acquisitions	2012-12-24 09:22:13.0	1,937	3.8160
Acquisitions	2012-12-24 09:22:13.0	1,300	3.8160
Acquisitions	2012-12-24 09:22:13.0	575	3.8160
Acquisitions	2012-12-24 09:22:13.0	2,000	3.8160
Acquisitions	2012-12-24 09:33:29.0	450	3.8160
Acquisitions	2012-12-24 09:33:31.0	440	3.8160
Acquisitions	2012-12-24 09:33:34.0	450	3.8160
Acquisitions	2012-12-24 09:33:36.0	450	3.8160
Acquisitions	2012-12-24 09:33:36.0	16,511	3.8160
Acquisitions	2012-12-24 10:47:29.0	1,100	3.8000
Acquisitions	2012-12-24 11:01:29.0	450	3.8000
Acquisitions	2012-12-24 11:01:30.0	450	3.8000
Acquisitions	2012-12-24 11:01:30.0	28,000	3.8000
Sale	2012-12-24 12:53:21.0	12,203	3.8150
Sale	2012-12-24 13:00:00.0	17,797	3.8160
Acquisitions	2012-12-27 16:05:37.0	41	3.7880
Acquisitions	2012-12-27 16:05:37.0	2,000	3.7880
Acquisitions	2012-12-27 16:05:37.0	5,600	3.7890
Acquisitions	2012-12-27 16:05:37.0	3,265	3.7890
Acquisitions	2012-12-27 16:05:37.0	2,000	3.7880
Acquisitions	2012-12-27 16:05:37.0	856	3.7890
Acquisitions	2012-12-27 16:05:37.0	575	3.7890
Acquisitions	2012-12-27 16:05:37.0	450	3.7890
Acquisitions	2012-12-27 16:05:37.0	2,068	3.7890
Acquisitions	2012-12-27 16:05:37.0	11,090	3.7890
Acquisitions	2012-12-27 16:05:37.0	791	3.7890
Acquisitions	2012-12-27 16:05:37.0	450	3.7890

Acquisitions	2012-12-27 16:05:37.0	414	3.7890
Acquisitions	2012-12-27 16:05:37.0	400	3.7890
Acquisitions	2012-12-27 16:35:00.0	17,634	3.7800
Acquisitions	2012-12-27 16:35:00.0	877	3.7800
Acquisitions	2012-12-27 16:35:00.0	8,110	3.7800
Acquisitions	2012-12-27 16:35:00.0	3,379	3.7800
Acquisitions	2012-12-28 14:40:56.0	7,000	3.7180
Acquisitions	2012-12-28 14:51:50.0	188	3.7180
Acquisitions	2012-12-28 14:52:50.0	1,158	3.7180
Acquisitions	2012-12-28 14:52:50.0	5,923	3.7180
Acquisitions	2012-12-28 14:52:50.0	9,715	3.7180
Acquisitions	2012-12-28 14:52:50.0	504	3.7180
Acquisitions	2012-12-28 15:10:44.0	4,911	3.7180
Acquisitions	2012-12-28 15:10:44.0	601	3.7180
Acquisitions	2012-12-31 08:29:59.0	683	3.7250
Acquisitions	2012-12-31 08:29:59.0	9,317	3.7250
Acquisitions	2012-12-31 08:29:59.0	1,815	3.7250
Acquisitions	2012-12-31 08:29:59.0	1,800	3.7250
Acquisitions	2012-12-31 08:31:01.0	730	3.7250
Acquisitions	2012-12-31 08:31:43.0	3,379	3.7250
Acquisitions	2012-12-31 08:42:11.0	2,276	3.7250
Acquisitions	2012-12-31 08:42:11.0	3,600	3.7250
Acquisitions	2012-12-31 08:42:11.0	2,431	3.7250
Acquisitions	2012-12-31 10:29:32.0	3,000	3.7270
Acquisitions	2012-12-31 10:49:15.0	2,000	3.7270
Sale	2012-12-31 11:39:12.0	270	3.7480
Sale	2012-12-31 11:39:12.0	5,465	3.7480
Sale	2012-12-31 11:39:12.0	8,883	3.7480
Sale	2012-12-31 11:39:12.0	15,382	3.7480
Sale	2012-12-31 11:56:08.0	46	3.7550

Caixa BI	Date	No of securities	Price
Acquisitions	2012-08-28 09:28:26.0	10,000	3.8450
Sale	2012-08-28 09:30:16.0	2,000	3.8320
Sale	2012-08-28 09:30:16.0	1,946	3.8320
Sale	2012-08-28 09:30:16.0	1,054	3.8320
Sale	2012-08-28 09:30:39.0	2,000	3.8330
Sale	2012-08-28 09:30:39.0	1,100	3.8330
Sale	2012-08-28 09:30:39.0	1,900	3.8330

Mr. José Pedro Cabral dos Santos and João Nuno de Oliveira Jorge Palma are members of PT’s and CGD’s Boards of Directors, and therefore CGD is deemed to be a closely related entity to managers of PT pursuant to paragraph 3 of article 248-B of the Portuguese Securities Code, thus having the obligation to notify of the transactions above.

•                 Mr. Jorge Humberto Correia Tomé informed PT that Caixa Geral Depósitos, carried out the following transactions on PT shares during 2012:

Transactions	Date	No of securities	Price
Acquisitions	2012-01-19 15:56:43.0	1,000	4.1500
Acquisitions	2012-01-19 15:56:43.0	1,411	4.1500
Sale	2012-01-25 16:20:22.0	2,411	4.0110
Acquisitions	2012-01-04 08:58:15.0	50,000	4.4954
Sale	2012-01-05 08:00:00.0	50,000	4.4954
Acquisitions	2012-01-05 08:58:15.0	50,000	4.4954
Acquisitions	2012-01-05 15:11:20.0	50,000	4.3890
Acquisitions	2012-01-09 10:58:37.0	50,000	4.3520
Sale	2012-01-10 11:52:32.0	50,000	4.3080
Acquisitions	2012-01-10 14:56:45.0	50,000	4.2850
Sale	2012-01-11 15:40:01.0	50,000	4.2905
Sale	2012-01-11 16:40:22.0	5,000	4.3290
Sale	2012-01-12 08:27:27.0	50,000	4.3290
Acquisitions	2012-01-16 16:08:09.0	55,000	4.2445
Sale	2012-01-17 09:38:12.0	50,000	4.2462
Sale	2012-01-17 09:55:52.0	50,000	4.2550
Acquisitions	2012-01-17 14:34:10.0	50,000	4.2450
Acquisitions	2012-01-17 16:13:41.0	50,000	4.2350
Acquisitions	2012-01-18 12:16:21.0	50,000	4.1400
Sale	2012-01-19 09:28:14.0	50,000	4.1590
Sale	2012-01-19 11:07:30.0	50,000	4.1587
Sale	2012-01-19 14:15:13.0	50,000	4.1475
Acquisitions	2012-01-31 16:28:37.0	100,000	3.7850
Acquisitions	2012-02-01 15:34:00.0	100,000	3.7702
Sale	2012-02-02 16:39:59.0	59,554	3.7800
Sale	2012-02-03 09:02:51.0	40,446	3.7799
Sale	2012-02-03 09:29:03.0	100,000	3.8108
Acquisitions	2012-02-08 09:28:57.0	30,574	4.1753
Sale	2012-02-08 09:47:27.0	30,574	4.2500
Acquisitions	2012-02-13 10:18:42.0	50,000	4.2442
Sale	2012-02-13 12:39:09.0	50,000	4.2500
Acquisitions	2012-02-23 09:47:59.0	50,000	4.0800
Acquisitions	2012-02-23 14:26:14.0	50,000	4.0180
Sale	2012-02-24 10:41:32.0	50,000	4.0007
Sale	2012-02-24 15:46:46.0	50,000	4.0100
Acquisitions	2012-02-28 09:04:08.0	50,000	4.0199
Acquisitions	2012-02-28 10:35:18.0	50,000	3.9850
Acquisitions	2012-02-29 11:45:23.0	100,000	3.9100
Sale	2012-03-01 11:15:15.0	100,000	3.9077
Sale	2012-03-02 16:07:22.0	50,000	3.9035
Sale	2012-03-07 13:42:04.0	50,000	3.9190
Acquisitions	2012-03-12 14:38:24.0	70,000	3.9600
Acquisitions	2012-03-12 16:27:30.0	70,000	3.9381
Sale	2012-03-13 15:06:18.0	70,000	4.0000
Sale	2012-03-14 09:29:49.0	70,000	4.0173
Acquisitions	2012-03-20 16:38:07.0	32,255	3.9920
Sale	2012-03-21 16:22:36.0	32,255	4.0401

Mr. Jorge Humberto Correia Tomé was a member of PT’s Board of Directors, until 29 February 2012, and he was also a member of the Board of Directors of CGD, and therefore until the aforementioned date CGD was deemed to be a closely related entity to a manager of PT pursuant to paragraph 3 of article 248-B of the Portuguese Securities Code, thus having the obligation to notify of the transactions above.

•                  On 10 July RS Holding, SGPS, S.A. informed PT that Nivalis Holding BV carried out the following transactions on PT shares:

Entity	Nature	Location	Price (Euro)	Number of PT ordinary shares
Nivalis	Equity swap with cash settlement	OTC	Not applicable	29,695,000

RS Holding, SGPS, S.A. is an entity closely related to PT’s non-executive directors Nuno Rocha dos Santos de Almeida e Vasconcellos and Rafael Luís Mora Funes, who simultaneously are directors of RS Holding and Nivalis Holding BV is indirectly controlled by RS Holding.

Report and opinion of the audit committee

Translation of the original version issued in the Portuguese Language

REPORT AND OPINION OF THE AUDIT COMMITTEE

ON THE STANDALONE ANNUAL REPORT AND ACCOUNTS

FOR THE FISCAL YEAR OF 2012

1 - Introduction

Under the terms and for the purposes of paragraph g) to Article 423-F of the Portuguese Companies Act and of Article 28 of the Company’s articles of incorporation, the Audit Committee of Portugal Telecom, SGPS, S.A. (“The Company” or “PT SGPS”) hereby presents its report and opinion on the Company’s Standalone Annual Report and Accounts for the year ended December 31, 2012 and the proposal for application of profits and distribution of retained earnings presented by the Board of Directors.

The financial statements included in the Standalone Annual Report and Accounts refer to the Company’s activity at an individual level and were prepared in accordance with accounting principles generally accepted in Portugal, as established by the new Portuguese System of Accounting Harmonization. The Company has prepared, in accordance with applicable legislation, consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union, published separately.

2 - Supervisory activities

Within its responsibilities as the Company’s supervisory body, in 2012, the Audit Committee has overseen the management and the evolution of the Company’s businesses and its compliance with the applicable legal, regulatory and accounting rules and pursued various supervisory activities of the quality and integrity of the Company’s financial information preparation and disclosure processes.

In the course of 2012, the Audit Committee issued 7 Preapproval Opinions on Proposals of Related Party Transactions, as defined in Internal Ruling n.° 111CA, dated February 23, 2011.

COMISSÃO DE AUDITORIA

Portugal Telecom, SGPS S.A.

Av. Fontes Pereira de Melo, 40 1069-300 Lisboa-Portugal
Tel (+351) 21 500 1200 FAX (+351) 21 500 2107	www. telecom.pt

Sociedade Aberta • Número único de matrícula e identificação fiscal 503 215 058 • CRC de Lisboa • Capital Social € 26.895.375,00

Translation of the original version issued in the Portuguese Language

During the fiscal year 2012, the Audit Committee held periodic meetings with the officers responsible for the preparation of the Company’s Standalone Annual Report and Accounts and of the accounts of relevant subsidiaries, as well as with the Company’s Independent Auditors and the Statutory Auditor, with which discussed the adequacy of the accounting principles and valuation criteria adopted in the closing of the accounts and of the criteria adopted in the preparation of the management report. In addition, the Audit Committee has reviewed the Statutory Auditor’s Opinion and the Independent Auditors’ Report, both referring to the aforementioned standalone financial statements approved by the Board of Directors, which were issued without any qualifications.

The Audit Committee has also supervised the qualifications, independence and work of the Company’s Independent Auditors and Statutory Auditor, as well as of the quality, integrity and effectiveness of the Company’s internal control and risk management systems and of the internal audit function, which obtained in 2011 the renewal, by the IIA, of its certification of quality.

As far as the internal control system is concerned, we highlight that it was certified by the Company’s Independent Auditors in 2012, by reference to the year of 2011, on the basis of the methodology defined by COSO (Committee of Sponsoring Organizations), in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act and, and that a similar review is still in course with reference to 31/12/2012.

As provided for in paragraph 5 of Article 420.° of the Portuguese Companies Code, the Audit Committee also verified that the Company’s report on its corporate governance structure and practices includes the elements listed in Article 245.°-A of the Portuguese Securities Code that are applicable to the PT Group.

The aforementioned supervisory activities will be further detailed in the Audit Committee’s activities report relating to the year of 2012, to be disclosed in the Company’s website after the issue of its Opinion on the approval of the inclusion of the Company’s consolidated annual accounts in the 2012 Form 20-F, to be filed with the U.S. SEC, with which the Audit Committee will complete its duties for fiscal 2012.

2

Translation of the original version issued in the Portuguese Language

3 - Opinion on the Standalone Annual Report and Accounts for the fiscal year of 2012 and the related proposal for application of profits and distribution of retained earnings

Taking into consideration the above-mentioned, it is the opinion of the Audit Committee that:

1 - The Standalone Annual Report and Accounts for the year ended December 31, 2012, which include the balance sheet, the income statement, the statements of changes in equity and of cash flows and the related notes to the standalone financial statements, for the year then ended, comply with the applicable accounting principles and legal and statutory provisions and give a true and fair view of the assets, liabilities, financial position and results of Portugal Telecom, SGPS, SA, and should be approved by the General Shareholders Meeting of PT SGPS;

2 - The proposal for application of profits and distribution of retained earnings presented by the Board of Directors, and included in the Standalone Annual Report for the year ended December 31, 2012, should also be approved by the General Shareholders Meeting of PT SGPS.

Lisbon, March 15, 2013

THE CHAIRMAN OF THE AUDIT COMMITTEE

/s/ João Manuel de Mello Franco
(João Manuel de Mello Franco)

THE MEMBERS

/s/ José Guilherme Xavier de Basto	/s/ Mário João de Matos Comes
(José Guilherme Xavier de Basto)	(Mário João de Matos Comes)

COMISSÃO DE AUDITORIA

Portugal Telecom, SGPS S.A.

Av. Fontes Pereira de Melo, 40 1069-300 Lisboa-Portugal
Tel (+351) 21 500 1200 FAX (+351) 21 500 2107	www. telecom.pt

Sociedade Aberta • Número único de matrícula e identificação fiscal 503 215 058 • CRC de Lisboa • Capital Social € 26.895.375,00

3

Statutory auditor’s report

P. MATOS SILVA, GARCIA JR., P. CAIADO & ASSOCIADOS
SOCIEDADE DE REVISORES OFICIAIS DE CONTAS

STATUTORY AUDITORS’ OPINION ON THE STAND ALONE FINANCIAL STATEMENTS

(Free translation from the original in Portuguese)

INTRODUCTION

1.              We have examined the stand alone financial statements of Portugal Telecom, SGPS, S.A. (“Company”) for the fiscal year 2012, comprising the balance sheet as of December 31, 2012 (which reflect total assets of 9.100.891.287 Euros and a total equity of 2.191.074.486 Euros, including a net income for the year of 230.495.403 Euros), and the income statement, the statement of changes in shareholders’ equity, the statement of cash flows and the notes to the financial statements for the year then ended. These financial statements relate to the standing alone activity of the Company and have been prepared in accordance with accounting principles generally accepted in Portugal.

RESPONSIBILITIES

2.              The Board of Directors is responsible for the preparation of stand alone financial statements which present a true and fair view of the stand alone state of affairs, results of operations, changes in shareholders equity’ and cash flows of the Company, for the adoption of adequate accounting policies and criteria and for the maintenance of an appropriate system of internal control, as well as for the disclosure of any relevant facts that have influenced its operations, financial position, changes in shareholders’ equity and results of operations.

3.              It is our responsibility to report our independent professional opinion, based on our audit of such financial statements.

SCOPE

4.              Our examination was made in accordance with generally accepted Portuguese Statutory Auditing Standards, which require our audit to be planned and performed in order to provide reasonable assurance that the stand alone financial statements are free from material misstatements. Therefore, our audit included examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements, and assessment of the significant estimates, which were based on judgements and criteria defined by the Board of Directors, used in the preparation of the financial statements, assessment of the adequacy of the accounting policies adopted and related disclosures, in the circumstances, examination of the adequacy of the going concern basis of preparation of the financial statements, and evaluation of the overall adequacy of the presentation of the financial statements.

5.              Our examination also included the checking that the financial information included in the stand alone Report of the Board of Directors is in agreement with the stand alone financial statements, as well as of the matters mentioned in paragraphs 4. and 5. of article 451° of the Portuguese Companies Code.

6.              We consider that the audit that we performed provides a reasonable basis for the expression of our opinion.

Sõcios: Pedro Matos Silva, Antõnio Pires Caiado, João Paulo Ferreira, Luisa Maria Rebordão

Rua de Olivenca, 21Edificio Topãzio-Sala 407 - 3000-306 Coimbra   Telf.: 239 836 532   Fax: 239 836 937   E-mail: geral@sroc44.pt

R. Luciano Cordeiro, 113, 6° Esq. 1150-214 Lisboa   Telf.: 213 522 176   Fax: 213 521 924   E-mail: ms.sroc.lx@netcado.pt

P. MATOS SILVA, GARCIA JR., P. CAIADO & ASSOCIADOS
SOCIEDADE DE REVISORES OFICIAIS OE CONTAS

OPINION

7.              In our opinion, the stand alone financial statements mentioned above, give a true and fair view, in all material respects, of the stand alone financial condition of Portugal Telecom, SGPS, S.A. as of December 31, 2012, and of its stand alone results of operations, changes in shareholders’ equity and cash flows for the year then ended, in accordance with accounting principles generally accepted in Portugal.

REPORT ON OTHER LEGAL MATTERS

8.              It is also our opinion that the financial information included in the stand alone Report of the Board of Directors is in agreement with the stand alone financial statements and that the Company’s Corporate Governance Report includes the disclosures required by article 245°-A of the Portuguese Securities Market Code.

Lisbon, March 15, 2013

P. Matos Silva, Garcia Jr., P. Caiado & Associados
Sociedade de Revisores Oficiais de Contas, Lda.
represented by

/s/ Pedro Matos Silva
Pedro Matos Silva (ROC nº 491)

Sõcios: Pedro Matos Silva, Antõnio Pires Caiado, João Paulo Ferreira, Luisa Maria Rebordão

Independent auditor’s report

Deloitte & Associados, SROC S.A.
Inscrição na OROC n° 43
Registo na CMVM n° 231

Edificio Atrium Saldanha
Praça Duque de Saldanha, 1-6°
1050-094 Lisboa
Portugal

Tel: +(351) 210 427 500 Fax: +(351) 210 427 950 www.deloitte.pt

AUDITORS’ REPORT

SEPARATE FINANCIAL STATEMENTS

(Translation of a report originally issued in Portuguese)

Introduction

1.              Pursuant to the article 245° of Portuguese Securities Market Code, we hereby present our Auditors’ Report on the financial information contained in the Board of Directors’ Report and the accompanying financial statements of Portugal Telecom, SGPS, S.A. (“the Company”), for the year ended 31 December 2012, which comprise the balance sheet as of 31 December 2012 that presents a total of 9,100,891,287 Euros and shareholders’ equity of 2,191,074,486 Euros including a net profit of 230,495,403 Euros, the statements of income by natures, of changes in shareholders’ equity and of cash flows for the year then ended and the corresponding notes.

Responsibilities

2.              The Company’s Board of Directors is responsible for: (i) the preparation of financial statements that present a true and fair view of the financial position of the Company, the results of its operations, the changes in shareholders’ equity and its cash flows; (ii) the preparation of historical financial information in accordance with generally accepted accounting principles in Portugal that is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code; (iii) the adoption of adequate accounting policies and criteria and the maintenance of an appropriate system of internal control and; (iv) the disclosure of any significant facts that have influenced its operations, financial position or results of operations.

3.              Our responsibility is to perform an audit of the financial information contained in the accounting documents referred to above, including verifying that, in all material respects, the information is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code, and to issue a professional and independent report based on our audit.

Scope

4.              Our audit was performed in accordance with the Auditing Standards (“Normas Técnicas e as Directrizes de Revisão/Auditoria”) issued by the Portuguese Institute of Statutory Auditors (“Ordem dos Revisores Oficiais de Contas”), which require that the audit be planned and performed with the objective of obtaining reasonable assurance about whether the financial statements are free of material misstatement. An audit includes verifying, on a sample basis, evidence supporting the amounts and disclosures in the financial statements and assessing the significant estimates, based on judgments and criteria defined by the Board of Directors, used in their preparation. An audit also includes assessing the adequacy of the accounting policies used and their disclosure, taking into consideration the circumstances, verifying the applicability of the going concern concept, assessing the adequacy of the overall presentation of the financial statements and assessing that, in all material respects, the information is complete, true, timely, clear, objective and licit. Our audit also included verifying that the information included in the Board of Directors’ Report is consistent with the financial statements, as well as the provisions set out in paragraphs 4 and 5 of Article 451° of the Commercial Companies Code (“Código das Sociedades Comerciais”). We believe that our audit provides a reasonable basis for expressing our opinion.

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu and its member firms.

Tipo: Sociedade civil sob a forma comercial | Capital Social: 500,000,00 Euros | Matricula C.R.C. de Lisboae NIPC: 501 776 311

Sede: Edificio Atrium Saldanha, Praça Duque de Saldanha, 1-6°, 1050-094 Lisboa | Porto: Bom Sucesso Trade Center, Praça do Bom Sucesso 61-13°, 4150-146 Porto

Member of Deloitte Touche Tohmatsu

Deloitte & Associados, SROC S.A.
Inscrição na OROC n° 43
Registo na CMVM n° 231

Opinion

5.              In our opinion, the financial statements referred to in paragraph 1 above, present fairly in all material respects for the purposes explained in paragraph 6 below, the financial position of Portugal Telecom, SGPS, S.A. as of 31 December 2012 and the results of its operations, the changes on its shareholders’ equity and its cash flows for the year then ended, in conformity with generally accepted accounting principles in Portugal and the financial information contained therein is, under the terms of the definitions included in the auditing standards referred to in paragraph 4 above, complete, true, timely, clear, objective and licit.

Emphasis

6.              The financial statements referred to in paragraph 1 above refer to the Company’s operations on an individual basis and were prepared in conformity with generally accepted accounting principles in Portugal for approval and publication in accordance with current legislation. As explained in Note 3.4. the investments in group and associated companies are recorded by the equity method. The Company prepared, in accordance with current legislation, consolidated financial statements in accordance with the International Financial Reporting Standards (“IFRS”) as adopted by the European Union, for separate approval and publication.

Report on other legal requirements

7.              It is also our opinion that the financial information included in the Board of Directors’ Report is consistent with the financial statements for the year and the report on the corporate governance practices includes the information required to the Company, under Article 245° - A of the Portuguese Securities Market Code.

Lisbon, 14 March 2013

/s/ João Luis Falua Costa da Silva
Deloitte & Associados, SROC S.A.
Represented by João Luís Falua Costa da Silva

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2013

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.